As filed with the Securities and Exchange Commission on November 14, 2003

Registration No. 333- 107341

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 4 to

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Whiting Petroleum Corporation

(Exact name of registrant as specified in its charter)

Delaware	1311	20-0098515
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1700 Broadway, Suite 2300

Denver, Colorado 80290-2300

(303) 837-1661

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

James J. Volker

President and Chief Executive Officer

Whiting Petroleum Corporation

1700 Broadway, Suite 2300

Denver, Colorado 80290-2300

(303) 837-1661

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Benjamin F. Garmer, III, Esq. Jay O. Rothman, Esq. Foley & Lardner 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 271-2400	Kendor P. Jones, Esq. Welborn Sullivan Meck & Tooley, P.C. 821 17th Street, Suite 500 Denver, Colorado 80202 (303) 830-2500	David P. Oelman, Esq. Vinson & Elkins L.L.P. 2300 First City Tower 1001 Fannin Houston, Texas 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated November 14, 2003

P R O S P E C T U S

15,000,000 Shares

Whiting Petroleum Corporation

Common Stock

This is our initial public offering. Alliant Energy Resources, Inc., the selling stockholder and a wholly-owned subsidiary of Alliant Energy Corporation, is selling all of the shares.

We expect the public offering price to be between $14.00 and $16.00 per share. Currently, no public market exists for the shares. The shares have been approved for listing on the New York Stock Exchange under the symbol “WLL,” subject to official notice of issuance.

Investing in our common stock involves risks that are described in the “ Risk Factors” section beginning on page 10 of this prospectus.

	Per Share	Total
Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to the selling stockholder	$	$

The underwriters may also purchase up to an additional 2,250,000 shares from the selling stockholder at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about             , 2003.

Merrill Lynch & Co.	A.G. Edwards & Sons, Inc.

Lehman Brothers	Petrie Parkman & Co.	Raymond James

McDonald Investments Inc.	Simmons & Company International	The Williams Capital Group, L.P.

The date of this prospectus is             , 2003.

Unless the context otherwise requires, references in this prospectus to “Whiting,” “we,” “us,” “our” or “ours” refer to Whiting Petroleum Corporation (formerly known as Whiting Petroleum Holdings, Inc.), together with its only operating subsidiary, Whiting Oil and Gas Corporation (formerly known as Whiting Petroleum Corporation). When the context requires, we refer to these entities separately. Whiting Petroleum Corporation was only recently formed in connection with this offering and has no financial or operating history of its own. References in this prospectus to “Resources” or the “selling stockholder” refer to Alliant Energy Resources, Inc., our parent company and a wholly-owned subsidiary of Alliant Energy Corporation. References in this prospectus to “Alliant Energy” refer to Alliant Energy Corporation.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including “Risk Factors” and our financial statements and the notes to those financial statements included elsewhere in this prospectus. We have provided definitions for the oil and natural gas terms used in this prospectus in the “Glossary of Oil and Natural Gas Terms” included in this prospectus. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters do not exercise their overallotment option. The reserve information and other related operating statistics contained in this prospectus are as of October 1, 2003 unless otherwise indicated.

About Our Company

We are engaged in oil and natural gas exploitation, acquisition and exploration activities primarily in the Gulf Coast/Permian Basin, Rocky Mountains, Michigan and Mid-Continent regions of the United States. Our focus is on pursuing growth projects that we believe will generate attractive rates of return and maintain a balanced portfolio of lower risk, long-lived oil and natural gas properties that provide stable cash flows.

Since our inception in 1980, we have built a strong asset base and achieved steady growth through both property acquisitions and exploitation activities. From January 1, 2000 through October 1, 2003, we increased our proved reserves from 194.1 Bcfe to 429.7 Bcfe, an average annual growth rate of 32.4%, at an average all-in finding cost of $1.04 per Mcfe. As of October 1, 2003, our estimated proved reserves had a pre-tax PV10% value of approximately $665.9 million. We spent approximately $165.4 million on capital projects during 2002, including $23.1 million for the drilling of 33 gross wells and $140.7 million for the acquisition of 149.6 Bcfe of proved reserves.

We have a balanced portfolio of oil and natural gas reserves, with approximately 51.3% of our proved reserves consisting of natural gas and approximately 48.7% consisting of oil. Our properties generally have long reserve lives and reasonably stable and predictable well production characteristics with a ratio of proved reserves to trailing 12 month production ending September 30, 2003 of approximately 11 years. Approximately 69.4% of our proved reserves are classified as proved developed producing, or “PDP.” Approximately 4.8% of our proved reserves are classified as proved developed non-producing, or “PDNP,” and approximately 25.8% are classified as proved undeveloped, or “PUD.”

The following table summarizes our total net proved reserves and pre-tax PV10% value within our four core areas as of October 1, 2003, as well as our September 2003 average daily production.

	Proved Reserves			Pre-Tax PV 10% Value (In thousands)	September 2003 Average Daily Production
Core Area	Oil (MMbbl)	Natural Gas (Bcf)	Total (Bcfe)		MMcfe	% Natural Gas
Gulf Coast/Permian Basin	5.8	87.8	122.4	$220,810	39.2	78%
Rocky Mountains	26.3	15.6	173.7	225,341	34.8	11%
Michigan	1.2	101.1	108.2	184,208	22.0	94%
Mid-Continent	1.4	14.8	23.0	32,078	6.7	64%
Other	0.2	1.3	2.4	3,508	0.8	48%

Total	34.9	220.6	429.7	$665,945	103.5	58%

Business Strategy

Our goal is to increase stockholder value by investing in oil and gas projects with attractive rates of return on capital employed. We plan to achieve this goal by exploiting and developing our existing oil and natural gas properties and pursuing acquisitions of additional properties. Specifically, we have focused, and plan to continue to focus, on the following:

Developing and Exploiting Existing Properties.    We believe that there is significant value to be created by drilling the numerous identified undeveloped opportunities on our properties. We own interests in a total of 517,000 gross and 206,000 net developed acres and operate approximately 84.0% of the net pre-tax PV10% value of our PUD reserves. In addition, as of September 30, 2003, we owned interests in approximately 386,000 gross undeveloped acres (188,000 net) that contain many exploitation opportunities. As of October 1, 2003, we had identified a total of 138 proved undeveloped drilling locations on our properties. We have drilled or participated in the drilling of 58 gross wells and 17.6 net wells through the nine months ended September 30, 2003, and we plan to drill an additional 23 wells during the remainder of 2003. We believe our inventory of proved development drilling locations or major recompletion opportunities on our existing properties is sufficient to sustain this level of activity for approximately three years, exclusive of additional unproved locations that we also intend to develop.

Pursuing Profitable Acquisitions.    We have pursued and intend to continue to pursue acquisitions of proved properties that we believe to have exploitation and development potential comparable to our existing inventory of drilling locations. We have an experienced team of management and engineering and geoscience professionals who identify and evaluate acquisition opportunities, negotiate and close purchases and manage acquired properties. From January 1, 2000 through December 31, 2002, we completed 41 acquisitions at an aggregate cost of approximately $332.6 million, representing approximately 362.6 Bcfe of proved reserves (at an average cost of $0.92 per Mcfe).

Focusing on High Return Operated and Non-Operated Properties.    We have historically acquired operated as well as non-operated properties that meet or exceed our rate of return criteria. For acquisitions of properties with additional development, exploitation and exploration potential, our focus has been on acquiring operated properties so that we can better control the timing and implementation of capital spending. In some instances, we have been able to acquire non-operated property interests at attractive rates of return that provided a foothold in a new area of interest or complemented our existing operations. We intend to continue to acquire both operated and non-operated interests to the extent they meet our return criteria and further our growth strategy.

Controlling Costs through Efficient Operation of Existing Properties.    We operate approximately 60.5% of the pre-tax PV10% value of our total proved reserves and approximately 84.0% of the pre-tax PV10% value of our proved undeveloped reserves, which we believe enables us to better manage expenses, capital allocation and the decision-making processes related to our exploitation and exploration activities. For the year ended December 31, 2002, our lease operating expense per Mcfe averaged $0.93 and general and administrative costs averaged $0.34 per Mcfe produced, net of reimbursements.

Competitive Strengths

We believe that our key competitive strengths lie in our diversified asset base, our experienced management team and our commitment to efficient utilization of new technologies.

Diversified Asset Base.    We have interests in 1,692 properties in 16 states across our four core geographical areas of the United States. This property base, as well as our continuing business strategy of acquiring and developing properties in our core operating areas, presents us with a large number of opportunities for successful development and exploitation and additional acquisitions.

Experienced Management Team.    Our management team averages 26 years of experience in the oil and natural gas industry. Our personnel have extensive experience in each of our core geographical areas and in all of our operational disciplines. In addition, each of our acquisition professionals has at least 20 years of experience in the evaluation, acquisition and operational assimilation of oil and natural gas properties.

Commitment to Technology.    In each of our core operating areas, we have accumulated detailed geologic and geophysical knowledge and have developed significant technical and operational expertise. In recent years, we have developed considerable expertise in conventional and 3-D seismic imaging and interpretation and access to approximately 640 square miles of 3-D seismic data. In addition, by utilizing computer applications, such as the WellView® software system, we are able to manage our operations more efficiently though capturing real-time well and production data.

Recent Development and Acquisition Activity

We have a capital budget of approximately $49.5 million for 2003, including $38.5 million for exploiting and drilling on our existing core properties and $11.0 million for the acquisition and subsequent development of additional oil and natural gas properties. During the nine months ended September 30, 2003, we invested $26.6 million in our drilling projects. We have budgeted $11.9 million for drilling projects for the remainder of 2003.

Our major recent and ongoing acquisition and development projects include the following:

Williston Basin.    The Williston Basin is the primary focus of our Rocky Mountains operations. We operate 45 fields in the North Dakota and Montana portions of the Williston Basin, and hold interests in 987 wells. We have drilled or participated in the drilling of 34 wells in the Williston Basin during the first nine months of 2003, 32 of which were successful, and we plan to drill an additional nine wells during the remainder of the year.

Gulf Coast/Permian Basin.    In the Gulf Coast/Permian Basin region, we operate significant development projects in the Stuart City Reef Trend and the Vicksburg Trend. In the Stuart City Reef Trend along the upper Texas Gulf Coast, we have interests in five natural gas fields and own interests in 37 wells, with a 65% average working interest. In this area, we have drilled four successful wells in 2003 and plan to drill an additional four wells during the remainder of the year. In the Vicksburg Trend, we have significant ongoing operations in the Agua Dulce field, where we operate 13 wells with a 99.8% average working interest. Our development plans in this field include a total of three wells this year, of which two successful wells have been drilled to date.

Michigan and Mid-Continent.    In northern Michigan, we have 56 multi-well Antrim Shale natural gas development projects with proved reserves and additional unproved potential. We have committed to participate in the drilling of 31 Antrim Shale wells on these projects in 2003.

In the Cherokee Basin of southeastern Kansas, we are in the early stages of developing a coalbed methane project in which we have drilled eight test wells designed to determine the thickness and natural gas content of coal seams within the Cherokee Formation on our 91,284 acre leasehold. We are currently in the beginning stages of installing a pilot program designed to determine the productive potential of our leasehold.

Our Relationship with Alliant Energy

Whiting Oil and Gas Corporation is currently an indirect wholly-owned subsidiary of Alliant Energy, an energy services provider engaged primarily in regulated utility operations in the Midwest, with other non-regulated domestic and international operations. In November 2002, Alliant Energy announced that its board of directors had approved various strategic actions designed to maintain a strong credit profile, strengthen its balance sheet and position it for improved long-term financial performance. These strategic actions include the sale of, or other exit strategies for, a number of its non-regulated businesses, including Whiting Oil and Gas Corporation. This offering of our common stock pursuant to this prospectus is intended to facilitate Alliant Energy’s plan to exit its involvement in the exploration and production business. Accordingly, we will receive no proceeds from this offering.

After this offering, we expect that Alliant Energy will beneficially own approximately 17.8% of our outstanding common stock, assuming the issuance of approximately 408,000 shares issuable to our employees in connection with this offering pursuant to our phantom equity plan as if this offering had been completed as of September 30, 2003. See “ —The Offering” and “Management—Change of Control Arrangements.” Alliant Energy currently intends to divest its remaining interest in us, subject to market conditions. See “Stock Ownership of Management and Selling Stockholders” and “Risk Factors—Risks Related to Our Relationship with Alliant Energy.” Alliant Energy and Resources have agreed, with exceptions, not to sell or transfer any of our common stock for 180 days after the date of this prospectus. See “Underwriting—No Sale of Similar Securities.” In addition, we and Alliant Energy will enter into various agreements that will govern our relationship with Alliant Energy after the offering. As a result of these agreements and Alliant Energy’s significant ownership of our common stock, Alliant Energy will be in a position to influence the manner in which our business is operated and the outcome of stockholder votes on the election of directors and other matters. See “Relationship with Alliant Energy Corporation” for a description of these agreements.

Corporate Information

Whiting Petroleum Corporation was incorporated in Delaware on July 18, 2003 for the sole purpose of becoming a holding company of Whiting Oil and Gas Corporation in connection with this offering. Whiting Oil and Gas Corporation was incorporated in Delaware in 1983.

Immediately prior to the completion of this offering, Resources will transfer all of the outstanding stock of Whiting Oil and Gas Corporation to Whiting Petroleum Corporation in exchange for 18,330,000 shares of common stock of Whiting Petroleum Corporation, which will constitute all of its outstanding common stock, and a promissory note in the aggregate principal amount of $3.0 million. We refer to this transaction as the share exchange. See “Relationship with Alliant Energy Corporation” for a description of the share exchange and other agreements to be entered into between Alliant Energy and us in connection with the share exchange and this offering.

Our principal executive offices are located at 1700 Broadway, Suite 2300, Denver, Colorado, 80290-2300, and our telephone number is (303) 837-1661.

The Offering

Common stock offered by the selling stockholder	15,000,000 shares

Shares outstanding after the offering	18,738,000 shares

Common stock to be owned by the selling stockholder after the offering	3,330,000 shares

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering. The selling stockholder will receive all of the proceeds.

Risk factors	Please read “Risk Factors” for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

New York Stock Exchange symbol	“WLL”

The number of shares outstanding after the offering excludes 2,000,000 shares reserved for issuance under our equity incentive plan and includes an assumed number of shares to be issued under our phantom equity plan to our employees in connection with this offering. If this offering had been completed as of September 30, 2003, the number of shares issued pursuant to our phantom equity plan after withholding of shares by us for estimated income taxes would have been approximately 408,000. See “Management—Change of Control Arrangements.”

Summary Historical Financial Information

The summary historical financial information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our financial statements and the notes to those financial statements included elsewhere in this prospectus. The consolidated income statement information for the years ended December 31, 2000, 2001 and 2002 and the balance sheet information as of December 31, 2001 and 2002 were derived from our audited financial statements included in this prospectus. The consolidated income statement information for the nine months ended September 30, 2002 and 2003 and the balance sheet information as of December 31, 2000 and September 30, 2003 were derived from our unaudited financial statements. The unaudited interim period financial information, in our opinion, includes all adjustments, which are normal and recurring in nature, necessary for a fair presentation for the periods shown. Results for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full fiscal year.

The completion of this offering will constitute a “triggering event” under our phantom equity plan, pursuant to which our employees will be issued shares of our common stock. See “Management—Change of Control Arrangements.” If this offering had been completed as of September 30, 2003, based on an assumed initial public offering price of $15.00, the midpoint of the offering range, our employees would have received payments valued at approximately $10.2 million in the form of an aggregate of 407,826 shares of our common stock after withholding of shares by us for estimated income taxes. Pursuant to the tax separation and indemnification agreement, Alliant Energy will make a capital contribution to Whiting Oil and Gas Corporation equal to the aggregate amount of the tax withholding payment we will make to the IRS and other governmental agencies. As a result of the award to our employees under the phantom equity plan, we will incur a one-time, non-cash charge to our net income in the fourth quarter of 2003, which would have been approximately $6.3 million after-tax if this offering had been completed as of September 30, 2003, based on an assumed initial public offering price of $15.00. The actual amount of this charge and the actual value of the award, and the number of shares issued, to our employees pursuant to the phantom equity plan will change based on the value of our proved reserves at the time of completion of this offering and the offering price of our shares of common stock.

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
	(dollars in millions)
Consolidated Income Statement Information:

Revenues:
Oil and gas sales	$107.0	$125.2	$122.7	$84.4	$133.6
Gain (loss) on oil and gas hedging activities	(3.8)	2.3	(3.2)	(1.8)	(9.0)
Gain on sale of oil and gas properties	7.7	11.7	1.0	0.9	—
Interest income and other	0.1	0.2	—	—	0.2

Total revenues	$111.0	$139.4	$120.5	$83.5	$124.8

Costs and expenses:
Lease operating	23.8	29.8	32.9	22.5	32.1
Production taxes	5.4	6.5	7.4	4.9	8.1
Depreciation, depletion and amortization(1)	21.5	26.9	43.6	31.4	30.7
Exploration costs	1.1	0.8	1.8	1.2	1.0
General and administrative	6.3	10.9	12.0	9.1	9.5
Interest expense	7.5	10.2	10.9	7.9	7.1

Total costs and expenses	65.6	85.1	108.6	77.0	88.5

Income before income taxes	45.4	54.3	11.9	6.5	36.3
Income tax expense(2)	11.7	13.1	4.2	2.4	13.8
Cumulative change in accounting principle(3)	—	—	—	—	3.9

Net income	$33.7	$41.2	$7.7	$4.1	$18.6

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
	(dollars in millions)
Operating Data:

Net production:
Natural gas (Bcf)	16.9	19.8	21.4	15.9	16.1
Oil (MMbbls)	1.6	2.1	2.3	1.7	1.9
Total (Bcfe)	26.5	32.4	35.2	25.9	27.7
Average sales price:
Natural gas (per Mcf)(4)	$3.51	$3.82	$3.21	$2.97	$4.98
Oil (per Bbl)(4)	26.96	23.85	23.35	22.36	27.71
Total (per Mcfe)(4)	4.07	3.88	3.48	3.26	4.83

Other Financial Information:

Net cash provided by operating activities	$42.3	$62.3	$62.6	$42.2	$75.0
Capital expenditures(5)	139.1	99.6	165.4	158.5	37.5
EBITDA(6)	74.4	91.4	66.4	45.8	70.2

	As of December 31,			As of September 30, 2003
	2000	2001	2002
	(dollars in millions)
Balance Sheet Information:

Total assets	$256.4	$319.8	$448.5	$502.5
Long-term debt	139.7	163.6	265.5	185.0
Stockholder’s equity	70.0	111.5	122.8	225.0

(1)	We reduced the amount of our abandonment liability estimate from approximately $13.0 million at December 31, 2000 to $4.0 million at December 31, 2001 as a result of receiving a revised and more detailed dismantlement plan from our dismantlement operator. This $9.0 million change in estimate reduced our depreciation, depletion and amortization expense in our 2001 financial statements as the expense for the abandonment liability had originally been recorded as a depreciation, depletion and amortization expense.
(2)	We generated Section 29 tax credits of $5.2 million in 2000, $6.6 million in 2001 and $5.4 million in 2002. Section 29 tax credit provisions of the Internal Revenue Code expired as of December 31, 2002. In 2002, we were able to use our $5.4 million of Section 29 tax credits in the consolidated federal income tax return filed by Alliant Energy, but since these credits would not have been used in a stand-alone filing, they were recorded as additional paid-in capital as opposed to a reduction in income tax expense.
(3)	In 2003, we adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.” This was a one-time charge to net income.
(4)	Before consideration of hedging transactions.
(5)	In 2003, we acquired the limited partnership interests in three partnerships in which our wholly owned subsidiary is the general partner. Though disclosed as acquisitions of limited partnership interests in our consolidated statements of cash flows, these amounts are recorded as oil and natural gas properties on our consolidated balance sheets and are included in capital expenditures in this summary historical financial information.
(6)	See Note 5 to “Selected Historical Financial Information” for a definition of EBITDA and a reconciliation of EBITDA to net income.

Summary Historical Reserve and Operating Data

The following table presents summary information regarding our estimated net proved oil and natural gas reserves as of December 31, 2000, 2001 and 2002 and September 30, 2003 and our historical operating data for the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2002 and 2003. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the Securities and Exchange Commission, or the SEC, and, except as otherwise indicated, give no effect to federal or state income taxes. For additional information regarding our reserves, please read “Business and Properties—Summary of Oil and Natural Gas Properties and Projects” and note 11 to our financial statements.

	As of December 31,			As of September 30, 2003
	2000	2001	2002
Reserve Data:
Total estimated net proved reserves:
Natural gas (Bcf)	157.5	227.5	236.0	220.6
Oil (MMbbls)	19.1	14.8	29.5	34.9
Total (Bcfe)	272.1	316.3	412.7	429.7
Estimated net proved developed reserves:
Natural gas (Bcf)	134.4	136.8	167.6	165.4
Oil (MMbbls)	14.9	11.0	23.8	25.6
Total (Bcfe)	223.8	202.8	310.4	318.9
Estimated future net revenues before income taxes (in millions)	$1,356.1	$425.6	$1,112.4	$1,140.8
Present value of estimated future net revenues before income taxes (in millions)(1)(2)	$728.3	$244.6	$638.6	$665.9
Standardized measure of discounted future net cash flows (in millions) (3)	$519.2	$211.7	$476.0	$495.5

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
Operating Data:
Net production:
Natural gas (Bcf)	16.9	19.8	21.4	15.9	16.1
Oil (MMbbls)	1.6	2.1	2.3	1.7	1.9
Total (Bcfe)	26.5	32.4	35.2	25.9	27.7

Net sales (in millions)(4):
Natural gas	$65.0	$75.4	$68.6	$47.2	$80.1
Oil	42.0	49.8	54.1	37.2	53.5
Total	107.0	125.2	122.7	84.4	133.6

Average sales price:
Natural gas (per Mcf)(4)	$3.51	$3.82	$3.21	$2.97	$4.98
Oil (per Bbl)(4)	26.96	23.85	23.35	22.36	27.71
Total (per Mcfe)(4)	4.07	3.88	3.48	3.26	4.83

Average (per Mcfe):
Lease operating expenses	$0.90	$0.92	$0.93	$0.87	$1.16
Production taxes	0.20	0.20	0.21	0.19	0.29
Depreciation, depletion and amortization expense(5)	0.82	1.11	1.24	1.21	1.11
General and administrative expenses, net of reimbursements	0.24	0.34	0.34	0.35	0.34
Net income	1.28	1.28	0.22	0.16	0.67
EBITDA(6)	2.83	2.83	1.88	1.77	2.54

(1)	The present value of estimated future net revenues attributable to our reserves was prepared using constant prices, as of the calculation date, discounted at 10% per year on a pre-tax basis.
(2)	The December 31, 2002 amount was calculated using a period end average realized oil price of $28.21 per barrel and a period end average realized natural gas price of $4.39 per Mcf, and the October 1, 2003 amount was calculated using a period end average realized oil price of $26.36 per barrel and a period end average realized natural gas price of $4.62 per Mcf.
(3)	The standardized measure of discounted future net cash flows represents the present value of future cash flows after income tax discounted at 10%.
(4)	Before consideration of hedging transactions.
(5)	We reduced the amount of our abandonment liability estimate from approximately $13.0 million at December 31, 2000 to $4.0 million at December 31, 2001 as a result of receiving a revised and more detailed dismantlement plan from our dismantlement operator. This $9.0 million change in estimate reduced our depreciation, depletion and amortization expense in our 2001 financial statements as the expense for the abandonment liability had originally been recorded as a depreciation, depletion and amortization expense.
(6)	See Note 6 to “Selected Historical Financial Information” for a definition of EBITDA and a reconciliation of EBITDA to net income.

RISK FACTORS

You should carefully consider each of the risks described below, together with all of the other information contained in this prospectus, before deciding to invest in shares of our common stock. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially adversely affected, the trading price of your shares could decline and you may lose all or part of your investment.

Risks Relating to the Oil and Natural Gas Industry and Our Business

A substantial or extended decline in oil and natural gas prices may adversely affect our business, financial condition or results of operation and our ability to meet our capital expenditure obligations and financial commitments.

The price we receive for our oil and natural gas production heavily influences our revenue, profitability, access to capital and future rate of growth. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. The prices we receive for our production, and the levels of our production, depend on numerous factors beyond our control. These factors include the following:

•	changes in global supply and demand for oil and natural gas;

•	the actions of the Organization of Petroleum Exporting Countries, or OPEC;

•	the price and quantity of imports of foreign oil and natural gas;

•	political conditions, including embargoes, in or affecting other oil-producing activity;

•	the level of global oil and natural gas exploration and production activity;

•	the level of global oil and natural gas inventories;

•	weather conditions;

•	technological advances affecting energy consumption; and

•	the price and availability of alternative fuels.

Lower oil and natural gas prices may not only decrease our revenues on a per unit basis but also may reduce the amount of oil and natural gas that we can produce economically. A substantial or extended decline in oil or natural gas prices may materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.

Our future success will depend on the success of our exploitation, exploration, development and production activities. Our oil and natural gas exploration and production activities are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil or natural gas production. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. Please read “—Reserve estimates depend on many assumptions that may turn out to be inaccurate” for a discussion of the uncertainty involved in these processes. Our cost of drilling, completing and operating wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or cancel drilling, including the following:

•	delays imposed by or resulting from compliance with regulatory requirements;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment and qualified personnel;

•	equipment failures or accidents;

•	adverse weather conditions, such as hurricanes and tropical storms;

•	reductions in oil and natural gas prices;

•	title problems; and

•	limitations in the market for oil and natural gas.

Substantial acquisitions or other transactions could require significant external capital and could change our risk and property profile.

In order to finance acquisitions of additional producing properties, we may need to alter or increase our capitalization substantially through the issuance of debt or equity securities, the sale of production payments or other means. These changes in capitalization may significantly affect our risk profile. Additionally, significant acquisitions or other transactions can change the character of our operations and business. The character of the new properties may be substantially different in operating or geological characteristics or geographic location than our existing properties. Furthermore, we may not be able to obtain external funding for any such acquisitions or other transactions or to obtain external funding on terms acceptable to us.

Properties that we buy may not produce as projected, and we may be unable to identify liabilities associated with the properties or obtain protection from sellers against them.

Our business strategy includes a continuing acquisition program. The successful acquisition of producing properties requires assessments of many factors, which are inherently inexact and may be inaccurate, including the following:

•	the amount of recoverable reserves;

•	future oil and natural gas prices;

•	estimates of operating costs;

•	estimates of future development costs;

•	estimates of the costs and timing of plugging and abandonment; and

•	potential environmental and other liabilities.

Our assessment will not reveal all existing or potential problems, nor will it permit us to become familiar enough with the properties to assess fully their capabilities and deficiencies. In the course of our due diligence, we may not inspect every well, platform or pipeline. Inspections may not reveal structural and environmental problems, such as pipeline corrosion or groundwater contamination, when they are made. We may not be able to obtain contractual indemnities from the seller for liabilities that it created. We may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations.

If oil and natural gas prices decrease, we may be required to take write-downs of the carrying values of our oil and natural gas properties.

Accounting rules require that we review periodically the carrying value of our oil and natural gas properties for possible impairment. Based on specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write down the carrying value of our oil and natural gas properties. A write-down constitutes a non-cash charge to earnings. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations in the period taken.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in this prospectus. Please read “Business and Properties—Summary of Oil and Natural Gas Properties and Projects” for information about our oil and natural gas reserves.

In order to prepare our estimates, we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown in this prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

You should not assume that the present value of future net revenues from our proved reserves referred to in this prospectus is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate. If natural gas prices decline by $0.10 per Mcf, then the pre-tax PV10% value of our proved reserves as of October 1, 2003 would decrease from $665.9 million to $651.7 million. If oil prices decline by $1.00 per barrel, then the pre-tax PV10% value of our proved reserves as of October 1, 2003 would decrease from $665.9 million to $648.5 million.

Prospects that we decide to drill may not yield oil or natural gas in commercially viable quantities.

We describe some of our current prospects and our plans to explore those prospects in this prospectus. A prospect is a property on which we have identified what our geoscientists believe, based on available seismic and geological information, to be indications of oil or natural gas. Our prospects are in various stages of evaluation, ranging from a prospect which is ready to drill to a prospect that will require substantial additional seismic data processing and interpretation. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercial quantities. We cannot assure you that the analogies we draw from available data from other wells, more fully explored prospects or producing fields will be applicable to our drilling prospects.

We may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations.

We are not insured against all risks. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition or results of operations. Our oil and natural gas exploration and production activities are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

•	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oil field drilling and service tools and casing collapse;

•	fires and explosions;

•	personal injuries and death; and

•	natural disasters.

Any of these risks could adversely affect our ability to conduct operations or result in substantial losses to our company. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, then it could adversely affect us.

Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production.

Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut in wells for a lack of a market or because of inadequacy or unavailability of natural gas pipeline or gathering system capacity. If that were to occur, then we would be unable to realize revenue from those wells until production arrangements were made to deliver to market.

We are subject to complex laws that can affect the cost, manner or feasibility of doing business.

Exploration, development, production and sale of oil and natural gas are subject to extensive federal, state, local and international regulation. We may be required to make large expenditures to comply with governmental regulations. Matters subject to regulation include:

•	discharge permits for drilling operations;

•	drilling bonds;

•	reports concerning operations;

•	the spacing of wells;

•	unitization and pooling of properties; and

•	taxation.

Under these laws, we could be liable for personal injuries, property damage and other damages. Failure to comply with these laws also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws could change in ways that substantially increase our costs. Any such liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations.

Our operations may incur substantial liabilities to comply with the environmental laws and regulations.

Our oil and natural gas operations are subject to stringent federal, state and local laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities, and concentration of substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, and other protected areas, and impose substantial liabilities for pollution resulting from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, incurrence of investigatory or remedial obligations, or the imposition of injunctive relief. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on our results of operations, competitive position, or financial condition as well as the industry in general. Under these environmental laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release or if our operations were standard in the industry at the time they were performed.

Our level of indebtedness reduces our financial flexibility, and our level of indebtedness may increase.

As of September 30, 2003, we had long-term indebtedness of $185.0 million and our long-term indebtedness represented 45.1% of our total capitalization.

Our level of indebtedness affects our operations in several ways, including the following:

•	a significant portion of our cash flow must be used to service our indebtedness,

•	a high level of debt increases our vulnerability to general adverse economic and industry conditions,

•	the covenants contained in the agreements governing our outstanding indebtedness limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments,

•	our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry, and

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes.

We may incur additional debt, including significant secured indebtedness, in order to make future acquisitions or to develop our properties. A higher level of indebtedness increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, oil and natural gas prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flow to pay the interest on our debt and future working capital, borrowings or equity financing may not be available to pay or refinance such debt. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital.

In addition, our bank borrowing base is subject to periodic redeterminations. We could be forced to repay a portion of our bank borrowings due to redeterminations of our borrowing base. If we are forced to do so, we may not have sufficient funds to make such repayments. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings or arrange new financing, we may have to sell significant assets. Any such sale could have a material adverse effect on our business and financial results.

Unless we replace our oil and natural gas reserves, our reserves and production will decline, which would adversely affect our cash flows and income.

Unless we conduct successful development, exploitation and exploration activities or acquire properties containing proved reserves, our proved reserves will decline as those reserves are produced. Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil and natural gas reserves and production, and, therefore our cash flow and income, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, exploit, find or acquire additional reserves to replace our current and future production.

The loss of senior management or technical personnel could adversely affect us.

To a large extent, we depend on the services of our senior management and technical personnel. The loss of the services of our senior management or technical personnel, including James J. Volker, our President and Chief Executive Officer, James R. Casperson, our Chief Financial Officer, James T. Brown, our Vice President, Operations, John R. Hazlett, our Vice President, Acquisitions and Land or Mark R. Williams, our Vice President, Exploration and Development, could have a material adverse effect on our operations. We do not maintain, nor do we plan to obtain, any insurance against the loss of any of these individuals.

The unavailability or high cost of additional drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute on a timely basis our exploration and development plans within our budget.

Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our development and exploration operations, which could have a material adverse effect on our business, financial condition or results of operations.

Competition in the oil and natural gas industry is intense, which may adversely affect our ability to compete.

We operate in a highly competitive environment for acquiring properties, marketing oil and natural gas and securing trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in the areas in which we operate. Those companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital.

Our use of oil and natural gas price hedging contracts involves credit risk and may limit future revenues from price increases and result in significant fluctuations in our net income.

We enter into hedging transactions for our oil and natural gas production to reduce our exposure to fluctuations in the price of oil and natural gas. Our hedging transactions have to date consisted of financially settled crude oil and natural gas forward sales contracts with major financial institutions. As of October 15, 2003, we had contracts maturing monthly through March 31, 2004 covering the sale of 3.75 million MMbtu of natural gas. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure about Market Risk” for pricing and a more detailed discussion of hedging transactions.

We may in the future enter into these and other types of hedging arrangements to reduce our exposure to fluctuations in the market prices of oil and natural gas. Hedging transactions expose us to risk of financial loss in some circumstances, including if production is less than expected, the other party to the contract defaults on its obligations or there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received. Hedging transactions may limit the benefit we would have otherwise received from increases in the price for oil and natural gas. Furthermore, if we do not engage in hedging transactions, then we may be more adversely affected by declines in oil and natural gas prices than our competitors who engage in hedging transactions. Additionally, hedging transactions may expose us to cash margin requirements.

Risks Relating to Our Relationship with Alliant Energy

Our principal stockholder is in a position to affect our ongoing operations, corporate transactions and other matters.

After giving effect to this offering, our principal stockholder, Alliant Energy, through its wholly-owned subsidiary Resources, will beneficially own approximately 17.8% of our outstanding shares of common stock, assuming the issuance of approximately 408,000 shares issuable to our employees in connection with this offering pursuant to our phantom equity plan as if this offering had been completed as of September 30, 2003. See “Management—Change of Control Arrangements.” In addition, we will enter into a master separation agreement with Alliant Energy, which is described in more detail under “Relationship with Alliant Energy Corporation—Master Separation Agreement,” in connection with this offering. The master separation agreement provides, among other things, that for so long as Alliant Energy owns at least 10% of our outstanding common stock, it will have the right to nominate a specified number of our directors and we must obtain Alliant Energy’s consent before we may take specified corporate actions. As a result, Alliant Energy will be in a position to influence the manner in which our business is operated and the outcome of stockholder votes on the election of directors and other matters. See “Relationship with Alliant Energy Corporation.”

Prior to Alliant Energy’s divestiture of its interest in us, we will continue to be subject to regulation under the Public Utility Holding Company Act absent an exemption. That Act limits our business operations, our ability to pay dividends, our ability to receive dividends from our subsidiaries and our ability to affiliate with public utilities.

Until Alliant Energy owns less than 10% of our common stock, we will continue to be subject to regulation under the Public Utility Holding Company Act of 1935, or PUHCA, as a subsidiary company of a public utility holding company registered under PUHCA. As a result, we will be subject to limitations under PUHCA related to our acquisition strategy, ownership and operation of energy assets outside of our current business plan, payments of dividends by us and our subsidiaries from capital surplus and issuances of securities.

See “Business and Properties—Regulation—Public Utility Holding Company Act of 1935” for more details regarding the restrictions that we are subject to under PUHCA.

Potential conflicts may arise between us and Alliant Energy and its other affiliates that may not be resolved in our favor.

The relationship between us and Alliant Energy and its other affiliates may give rise to conflicts of interest with respect to, among other things, transactions and agreements among us and Alliant Energy and its other affiliates, issuances of additional shares of voting securities, the election of directors or the payment of dividends, if any, by us. When the interests of Alliant Energy and its other affiliates diverge from our interests, Alliant Energy may exercise its substantial influence and control over us in favor of its own interests or the interests of another of its affiliates over our interests.

Our intercompany agreements with Alliant Energy and its other affiliates are not the result of arm’s-length negotiations with third parties.

We have entered or will enter into various agreements with Alliant Energy and some of its other affiliates which govern various transactions between us and our ongoing relationship following completion of this offering, including agreements relating to registration rights, tax separation and indemnification. All of these agreements were or will be entered into in the context of a parent-subsidiary relationship and were negotiated in the overall context of this offering. These agreements may have terms and conditions that may be less favorable to us than agreements that we might have negotiated at arm’s-length with independent parties. We and Alliant Energy and its other affiliates may enter into other material transactions and agreements from time to time in the future.

Our historical financial results as a subsidiary of Alliant Energy may not be representative of our results as a separate company.

The historical financial information included in this prospectus does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. This historical financial information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. We may experience significant changes in our cost structure, funding and operations as a result of becoming a publicly traded, stand-alone company.

Risks Relating to the Offering and Our Common Stock

Unauthorized written materials were delivered to at least one potential investor prior to the effectiveness of the registration statement.

Prior to the effectiveness of the registration statement with respect to the shares of our common stock being sold in this offering, one of the underwriters distributed unauthorized written materials relating to our company to at least one potential institutional investor. The written materials were in email form and consisted of a “road show” presentation that included information not otherwise contained in this prospectus. This information included statements explaining Alliant Energy’s reasons for offering our common stock, which were that the initial public offering positions us for maximum growth, increases our financial flexibility, enables better shareholder alignment, complements Alliant Energy’s focus on core utility operations and represents culmination of a multi-year plan to develop us into a leading exploration and production company. The presentation also included a statement that our estimated all-in finding and development costs, excluding costs associated with geological/geophysical and unproven property (lease) acquisitions and revisions to previous estimates, for 2003 are expected to be $1.18 per Mcfe.

Neither we, Alliant Energy, the selling stockholder nor the underwriters make any representation as to whether any of the forward-looking statements included in these written materials will be achieved. We strongly caution you not to place any undue reliance upon the views expressed in these written materials or the forward-looking statements included in the preceding paragraph. We have included the forward-looking statements in the preceding paragraph only so that all potential investors could know what one potential investor was provided. However, you should not regard the inclusion of these forward-looking statement in this prospectus as a representation by us, Alliant Energy, the selling stockholder, the underwriters or any other person that the forward-looking statements will be achieved.

Finally, these written materials may constitute a prospectus that does not meet the requirements of the Securities Act of 1933. No person who received any such written materials should place undue reliance upon them in any manner when making a decision to purchase the shares of our common stock in this offering. All potential investors in our common stock should consider the information set forth in the written materials in the context of the information set forth in this prospectus, other than the forward-looking statements set forth in the first paragraph of this risk factor, and should only make an investment decision after carefully reviewing and evaluating all of the information in this prospectus, including the risks described in this “Risk Factors” section. If these written materials constitute a prospectus that does not meet the requirements of the Securities Act of 1933, persons who received such materials, directly or indirectly, and who purchased our shares of common stock in this offering may have the right, for a period of one year from the date of the violation, to obtain recovery of the consideration paid in connection with their purchase of our common stock or, if they had already sold the stock, attempt to recover losses resulting from their purchase of our shares of common stock. One of the underwriters has agreed to indemnify us, along with Alliant Energy and the selling stockholder, for losses that we, Alliant Energy or the selling stockholder may incur as a result of the distribution of such materials.

The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets, including by Alliant Energy.

Sales by Alliant Energy of a substantial number of shares of our common stock in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common stock or could impair our ability to obtain capital through an offering of equity securities. Alliant Energy currently intends to divest all of its remaining interest in us, subject to market conditions. We do not know whether such divestiture would be made in the public market or in a private placement to strategic or financial investors, nor do we know what impact Alliant Energy’s planned or actual divestiture will have on our stock price in the future. Please read “Shares Eligible for Future Sale.”

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, our stock price may be volatile.

Prior to this offering, Alliant Energy, through Resources, held all of our outstanding common stock, and therefore, there has been no public market for our common stock. An active market for our common stock may not develop or may not be sustained after this offering. The initial public offering price of our common stock was determined by negotiations between us and representatives of the underwriters, based on numerous factors which we discuss in the “Underwriting” section of this prospectus. This price may not be indicative of the market price for our common stock after this initial public offering. The market price of our common stock could be subject to significant fluctuations after this offering, and may decline below the initial public offering price. You may not be able to resell your shares at or above the initial public offering price. The following factors could affect our stock price:

•	our operating and financial performance and prospects,

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues,

•	changes in revenue or earnings estimates or publication of research reports by analysts,

•	speculation in the press or investment community,

•	sales of our common stock by Alliant Energy or other stockholders,

•	actions by institutional investors or by Alliant Energy prior to its disposition of our common stock,

•	general market conditions, including fluctuations in commodity prices, and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

We have no plans to pay dividends on our common stock. You may not receive funds without selling your shares.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements and investment opportunities. In addition, our credit facility prohibits us from paying dividends, and restrictions under PUHCA may limit our ability to pay dividends. The consent of Alliant Energy is also required to pay dividends.

Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

The existence of some provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock. The provisions in our certificate of incorporation and by-laws that could delay or prevent an unsolicited change in control of our company include a staggered board of directors, board authority to issue preferred stock, advance notice provisions for director nominations or business to be considered at a stockholder meeting and supermajority voting requirements. In addition, Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. See “Description of Capital Stock—Preferred Stock” and “Description of Capital Stock—Delaware Anti-Takeover Law and Charter and By-law Provisions.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:

•	business strategy;

•	reserves;

•	technology;

•	financial strategy;

•	realized oil and natural gas prices;

•	production;

•	uncertainty regarding our future operating results; and

•	plans, objectives, expectations and intentions contained in this prospectus that are not historical.

All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

We estimate that the selling stockholder will receive net proceeds of approximately $208.2 million from the sale of the shares of our common stock in this offering based upon an assumed initial public offering price of $15.00 per share, the midpoint of the offering range, and after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters’ overallotment options are exercised in full, we estimate that the selling stockholder’s net proceeds will be approximately $239.6 million.

We will not receive any of the net proceeds, including any amount received in connection with an exercise of the underwriters’ overallotment options, from this offering.

DIVIDEND POLICY

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our results of operations, financial condition, capital requirements and investment opportunities. In addition, our credit facility prohibits us from paying dividends, and restrictions under PUHCA may limit our ability to pay dividends. The consent of Alliant Energy is also required to pay dividends for so long as Alliant Energy owns 10% or more of our common stock.

CAPITALIZATION

The following table sets forth, as of September 30, 2003, the actual capitalization of Whiting Oil and Gas Corporation and the capitalization, on a pro forma, as adjusted basis to reflect the share exchange that will occur immediately prior to the closing of this offering. In connection with the share exchange, Resources will receive from Whiting Petroleum Corporation 18,330,000 shares of its common stock and a promissory note in the aggregate principal amount of $3.0 million in exchange for all of the issued and outstanding shares of Whiting Oil and Gas Corporation. See “Relationship With Alliant Energy Corporation—Master Separation Agreement—Share Exchange.” You should read this table in conjunction with our financial statements and the notes to those financial statements included elsewhere in this prospectus.

The completion of this offering will constitute a “triggering event” under our phantom equity plan, pursuant to which our employees will be issued shares of our common stock. See “Management—Change of Control Arrangements.” If this offering had been completed as of September 30, 2003, based on an assumed initial public offering price of $15.00, the midpoint of the offering range, our employees would have received payments valued at approximately $10.2 million in the form of an aggregate of 407,826 shares of our common stock after withholding of shares by us for estimated income taxes. Pursuant to the tax separation and indemnification agreement, Alliant Energy will make a capital contribution to Whiting Oil and Gas Corporation equal to the aggregate amount of the tax withholding payment we will make to the IRS and other governmental agencies. As a result of the award to our employees under the phantom equity plan, we will incur a one-time, non-cash charge to our net income in the fourth quarter of 2003, which would have been approximately $6.3 million after-tax if this offering had been completed as of September 30, 2003, based on an assumed initial public offering price of $15.00. The Whiting Petroleum Corporation pro forma, as adjusted capitalization on the following page reflects the net increase in stockholders’ equity of $3.9 million that will occur at the time this offering is completed as a result of this charge, the capital contribution to equity by Alliant Energy and the issuance of additional shares pursuant to the phantom equity plan. The actual amount of this change and the actual value of the award, and the number of shares issued, to our employees pursuant to the phantom equity plan will change based on the value of our proved reserves at the time of completion of this offering and the offering price of our shares of common stock in this offering.

The Whiting Petroleum Corporation pro forma, as adjusted capitalization on the following page does not reflect the impact of an increase in total stockholders’ equity that will occur at the time this offering is completed as a result of the change in tax basis of the assets of Whiting Oil and Gas Corporation in connection with the share exchange. See “Relationship With Alliant Energy Corporation—Tax Separation and Indemnification Agreement.” We will adjust the amount of deferred taxes on our balance sheet based on the new tax basis of the assets of Whiting Oil and Gas Corporation, record a payable to Alliant Energy equal to the fair value of the expected future payments to be made under the tax separation and indemnification agreement, and record the difference as an equity contribution from Alliant Energy. The amount of the increase in total stockholders’ equity will depend on the value of the assets of Whiting Oil and Gas Corporation on the date Alliant Energy transfers the stock of Whiting Oil and Gas Corporation to Whiting Petroleum Corporation and will also depend on the determination of the fair value of the anticipated payments to Alliant Energy under the tax separation and indemnification agreement. While the ultimate amounts recorded will depend on a number of factors at the time this offering is completed, we do not expect the amount of the equity contribution from the tax separation and indemnification agreement to materially increase total stockholders’ equity.

	As of September 30, 2003		% of Total Capitalization
	Whiting Oil and Gas Corporation Actual	Whiting Petroleum Corporation Pro Forma, as Adjusted
	(dollars in thousands)
Cash and cash equivalents	$42,508	$42,508

Short-term debt	—	—	—
Long-term debt	$185,000	$188,000	45.4%

Total debt	185,000	188,000	45.4%
Stockholders’ equity:
Common stock: $1.00 par value, 1,000 shares issued and outstanding (Whiting Oil and Gas Corporation actual); $0.001 par value, 75,000,000 shares authorized, 18,737,826 shares issued and outstanding (Whiting Petroleum Corporation pro forma, as adjusted)(1)	1	19	0.0%
Preferred Stock: none authorized, issued or outstanding (Whiting Oil and Gas Corporation actual); $0.001 par value, 5,000,000 shares authorized, no shares issued and outstanding (Whiting Petroleum Corporation pro forma, as adjusted)	—	—	—
Additional paid-in capital	134,168	144,350	34.9%
Retained earnings	89,732	80,432	19.4%
Accumulated other comprehensive income	1,045	1,045	0.3%

Total stockholders’ equity	224,946	225,846	54.6%

Total capitalization	$409,946	$413,846	100%

(1)	The Whiting Petroleum Corporation pro forma, as adjusted shares issued and outstanding assumes 407,826 shares issued under our phantom equity plan to our employees in connection with this offering after withholding of shares by us for estimated income taxes as if this offering had been completed as of September 30, 2003. See “Management—Change of Control Arrangements.”

SELECTED HISTORICAL FINANCIAL INFORMATION

The selected historical financial information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our financial statements and the notes to those financial statements included elsewhere in this prospectus. The consolidated income statement information for years ended December 31, 2000, 2001 and 2002 and the balance sheet information as of December 31, 2001 and 2002 were derived from our audited financial statements included in this prospectus. The consolidated income statement information for the years ended December 31, 1998 and 1999 and the nine months ended September 30, 2002 and 2003 and the balance sheet information as of December 31, 1998, 1999 and 2000 and September 30, 2002 and 2003 were derived from our unaudited financial statements. The unaudited interim period financial information, in our opinion, includes all adjustments, which are normal and recurring in nature, necessary for a fair presentation for the periods shown. Results for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full fiscal year.

The completion of this offering will constitute a “triggering event” under our phantom equity plan, pursuant to which our employees will be issued shares of our common stock. See “Management—Change of Control Arrangements.” If this offering had been completed as of September 30, 2003, based on an assumed initial public offering price of $15.00 , the midpoint of the offering range, our employees would have received payments valued at approximately $10.2 million in the form of an aggregate of 407,826 shares of our common stock after withholding of shares by us for estimated income taxes. Pursuant to the tax separation and indemnification agreement, Alliant Energy will make a capital contribution to Whiting Oil and Gas Corporation equal to the aggregate amount of the tax withholding payment we will make to the IRS and other governmental agencies. As a result of the award to our employees under the phantom equity plan, we will incur a one-time, non-cash charge to our net income in the fourth quarter of 2003, which would have been approximately $6.3 million after-tax if this offering had been completed as of September 30, 2003, based on an assumed initial public offering price of $15.00. The actual amount of this charge and the actual value of the award, and the number of shares issued, to our employees pursuant to the phantom equity plan will change based on the value of our proved reserves at the time of completion of this offering and the offering price of our shares of common stock.

	Year Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
	(dollars in millions except per share data)
Consolidated Income Statement Information:
Revenues:
Oil and gas sales	$59.2	$60.9	$107.0	$125.2	$122.7	$84.4	$133.6
Gain (loss) on oil and gas hedging activities	—	—	(3.8)	2.3	(3.2)	(1.8)	(9.0)
Gain on sale of oil and gas properties	1.2	10.1	7.7	11.7	1.0	0.9	—
Interest income and other	0.1	0.1	0.1	0.2	—	—	0.2

Total revenues	$60.5	$71.1	$111.0	$139.4	$120.5	$83.5	$124.8

Costs and expenses:
Lease operating	$19.5	$20.7	$23.8	$29.8	$32.9	$22.5	$32.1
Production taxes	2.6	3.0	5.4	6.5	7.4	4.9	8.1
Depreciation, depletion and amortization(1)	23.0	19.8	21.5	26.9	43.6	31.4	30.7
Impairment of proven oil and gas properties	9.7	3.3	—	—	—	—	—
Exploration costs	1.4	1.9	1.1	0.8	1.8	1.2	1.0
General and administrative	3.1	4.3	6.3	10.9	12.0	9.1	9.5
Interest expense	6.2	5.4	7.5	10.2	10.9	7.9	7.1

Total costs and expenses	$65.5	$58.4	$65.6	$85.1	$108.6	$77.0	$88.5

Income (loss) before income taxes	$(5.0)	$12.7	$45.4	$54.3	$11.9	$6.5	$36.3

Income tax expense (benefit)(2):
Current	(6.2)	0.3	7.9	1.8	(6.4)	(2.2)	0.7
Deferred	1.1	1.5	3.8	11.3	10.6	4.6	13.1

Total income tax expense	(5.1)	1.8	11.7	13.1	4.2	2.4	13.8

Cumulative change in accounting principle(3)	—	—	—	—	—	—	3.9

Net income	$0.1	$10.9	$33.7	$41.2	$7.7	$4.1	$18.6

Pro forma basic net income per common share(4)	$0.01	0.58	$1.80	$2.20	$0.41	$0.22	$0.99

Other Financial Information:
Net cash provided by operating activities	$23.6	$38.7	$42.3	$62.3	$62.6	$42.2	$75.0
Capital expenditures(5)	46.8	34.9	139.1	99.6	165.4	158.5	37.5
EBITDA(6)	24.2	37.9	74.4	91.4	66.4	45.8	70.2

	As of December 31,					As of September 30,
	1998	1999	2000	2001	2002	2002	2003
	(dollars in millions)
Balance Sheet Information:

Total assets	$144.3	$148.5	$256.4	$319.8	$448.5	$449.0	$502.5
Long-term debt	87.6	72.5	139.7	163.6	265.5	273.7	185.0
Stockholder’s equity	25.3	36.2	70.0	111.5	122.8	119.1	225.0

(1)	We reduced the amount of our abandonment liability estimate from approximately $13.0 million at December 31, 2000 to $4.0 million at December 31, 2001 as a result of receiving a revised and more detailed dismantlement plan from our dismantlement operator. This $9.0 million change in estimate reduced our depreciation, depletion and amortization expense in our 2001 financial statements as the expense for the abandonment liability had originally been recorded as a depreciation, depletion and amortization expense.
(2)	We generated Section 29 tax credits of $2.3 million in 1998, $3.0 million in 1999, $5.2 million in 2000, $6.6 million in 2001 and $5.4 million in 2002. Section 29 tax credit provisions of the Internal Revenue Code expired as of December 31, 2002. In 2002, we were able to use our $5.4 million of Section 29 tax credits in the consolidated federal income tax return filed by Alliant Energy, but since these credits would not have been used in a stand-alone filing, they were recorded as additional paid-in capital as opposed to a reduction in income tax expense.
(3)	In 2003, we adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.” This was a one-time charge to net income.
(4)	Assumes 18,737,826 shares issued and outstanding, assuming the issuance of 407,826 shares issuable under our phantom equity plan to our employees in connection with this offering after withholding of shares by us for estimated income taxes as if this offering had been completed as of September 30, 2003. See “Management—Change of Control Arrangements.”
(5)	In 2003, we acquired the limited partnership interests in three partnerships in which our wholly owned subsidiary is the general partner. Though disclosed as acquisitions of limited partnership interests in our consolidated statements of cash flows, these amounts are recorded as oil and natural gas properties on our consolidated balance sheets and are included in capital expenditures in this summary historical financial information.
(6)	We define EBITDA as earnings before interest, taxes, depreciation, depletion and amortization. EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles in the United States, or GAAP. Although not prescribed under GAAP, we believe the presentation of EBITDA is relevant and useful because it helps our investors to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. EBITDA should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.

The following table presents a reconciliation of our consolidated net income to consolidated EBITDA:

	Year Ended December 31,					Nine Months Ended
	1998	1999	2000	2001	2002	September 30, 2002	September 30, 2003
	(dollars in millions)
Net income	$0.1	$10.9	$33.7	$41.2	$7.7	$4.1	$18.6
Income tax expense (benefit)	(5.1)	1.8	11.7	13.1	4.2	2.4	13.8
Interest expense	6.2	5.4	7.5	10.2	10.9	7.9	7.1
Depreciation, depletion and amortization	23.0	19.8	21.5	26.9	43.6	31.4	30.7

EBITDA	$24.2	$37.9	$74.4	$91.4	$66.4	$45.8	$70.2

MANAGEMENT’S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The following discussion and analysis should be read in conjunction with our selected historical financial data and our accompanying financial statements and the notes to those financial statements included elsewhere in this prospectus. The following discussion includes forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are engaged in oil and natural gas exploitation, acquisition and exploration activities primarily in the Gulf Coast/Permian Basin, Rocky Mountains, Michigan and Mid-Continent regions of the United States. Over the last three years, we have emphasized the acquisition of properties that provided current production and significant upside potential through further development. Our drilling activity is directed at this development, specifically on projects that we believe provide repeatable successes in particular fields.

We have increased our reserves significantly by investing $140 million on acquisitions and $26 million on drilling and completion in 2002, following total capital expenditures of approximately $99.6 million in 2001 and approximately $139.1 million in 2000. In addition, our technical staff has identified significant additional reserves following our acquisitions.

Our capital budget of approximately $49.5 million for 2003 includes $38.5 million for exploiting and drilling on our existing core properties and $11.0 million for the acquisition and development of additional reserves. During the nine months ended September 30, 2003, we have invested $26.6 million in our drilling projects. We have budgeted $11.9 million for drilling projects for the remainder of 2003.

Our combination of acquisitions and development allows us to direct our capital resources to what we believe to be the most advantageous investments. During periods of radically changing prices, we focus our emphasis on drilling and development of our owned properties. When prices stabilize, we generally direct the majority of our capital to acquisitions.

We have historically acquired operated as well as non-operated properties that meet or exceed our rate of return criteria. For acquisitions of properties with additional development, exploitation and exploration potential, our focus has been on acquiring operated properties so that we can better control the timing and implementation of capital spending. In some instances, we have been able to acquire non-operated property interests at attractive rates of return that provided a foothold in a new area of interest or complemented our existing operations. We intend to continue to acquire both operated and non-operated interests to the extent we believe they meet our return criteria. In addition, our willingness to acquire non-operated properties in new geographic regions provides us with geophysical and geologic data in some cases that leads to further acquisitions in the same region, whether on an operated or non-operated basis. We sell properties when management is of the opinion that the sale price realized will provide an above average rate of return for the property or when the property no longer matches the profile of properties we desire to own.

Our revenue, profitability and future growth rate depend substantially on factors beyond our control, such as economic, political and regulatory developments and competition from other sources of energy. Oil and natural gas prices historically have been volatile and may fluctuate widely in the future. Sustained periods of low prices for oil or natural gas could materially and adversely affect our financial position, our results of operations, the quantities of oil and natural gas reserves that we can economically produce and our access to capital. See “Risk Factors” for a more detailed discussion of these risks.

Results of Operations

The following table sets forth selected operating data for the periods indicated:

	Years Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
Net production:
Natural gas (Bcf)	16.9	19.8	21.4	15.9	16.1
Oil (MMbbls)	1.6	2.1	2.3	1.7	1.9
Net sales (in millions):
Natural gas(1)	$65.0	$75.4	$68.6	$47.2	$80.1
Oil(1)	$42.0	$49.8	$54.1	$37.2	$53.5
Average sales price:
Natural gas (per Mcf)(1)	$3.51	$3.82	$3.21	$2.97	$4.98
Oil (per Bbl)(1)	$26.96	$23.85	$23.35	$22.36	$27.71
Production costs and expenses (per Mcfe):
Lease operating expenses	$0.90	$0.92	$0.93	$0.87	$1.16
Production taxes	$0.20	$0.20	$0.21	$0.19	$0.29
Depreciation, depletion and amortization expense	$0.82	$1.11	$1.24	$1.21	$1.11
General and administrative expenses, net of reimbursements	$0.24	$0.34	$0.34	$0.35	$0.34

(1)	Before consideration of hedging transactions.

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

Oil and Natural Gas Sales.    Oil and natural gas sales revenue increased approximately $49.2 million from $84.4 million for the first nine months of 2002 to $133.6 million for the first nine months of 2003. Natural gas sales increased $32.9 million and oil sales increased $16.3 million. The natural gas sales increase was caused by a 68% increase in the average realized natural gas price from $2.97 per Mcf for the first nine months of 2002 to $4.98 per Mcf during the first nine months of 2003 and an increase in natural gas production of 200,000 Mcf for the first nine months of 2003. The oil sales increase was caused by a sales volume increase of 250,000 Bbls in 2003 and a 24% increase in the averaged realized oil price from $22.36 during the initial nine months of 2002 to $27.71 during the comparable period of 2003. The volume increase for crude oil and natural gas primarily resulted from $165.4 million of capital expenditures during 2002.

Loss on Oil and Natural Gas Hedging Activities.    We hedged 42% of our natural gas volumes during the first nine months of 2003 and 8% of our natural gas volumes during the first nine months of 2002, incurring a hedging loss of $8.0 million in 2003 compared with no hedging loss in 2002. We increased our natural gas hedging in 2003 to reduce product price volatility at the request of our parent, Alliant Energy. We hedged 11% of our oil volumes during the first nine months of 2003 and 31% of our oil volumes during the first nine months of 2002, incurring hedging losses of $1.0 million in 2003 and $1.8 million in 2002.

Lease Operating Expenses.    Our lease operating expenses per Mcfe increased from $0.87 in the first nine months of 2002 to $1.16 during the same period in 2003. This increase was a result of the acquisitions completed during 2002 that increased the proportion of our operations that are located in North Dakota and Michigan, where weather conditions, crude oil sulfur content and remote locations result in higher operating costs in comparison to our other areas of operation.

Production Taxes.    Production taxes as a percentage of oil and natural gas sales were 6.1% during the first nine months of 2003 and 5.9% during the first nine months of 2002. The increase in the effective rate resulted from additional property purchases in the states of North Dakota and Montana where effective production tax rates are higher on average than other areas where we own significant producing properties.

Depreciation, Depletion and Amortization.    Our depreciation, depletion and amortization expense decreased by $0.7 million during the first nine months of 2003 compared to the same period in 2002. The decrease was a result of a decrease in the average depreciation, depletion and amortization rate from $1.21 per Mcfe during the first nine months of 2002 to $1.11 per Mcfe during the first nine months of 2003, partially offset by increasing sales volumes due to our 2002 acquisitions. The decreased depreciation, depletion and amortization rate was the result of higher prices between periods, which allowed for a longer economic production life and corresponding increased reserve volumes and, as a result, a lower depreciation, depletion and amortization rate.

Exploration Costs.    Exploration costs decreased $0.2 million during the first nine months of 2003 compared to the same period in 2002. The decrease was primarily the result of a decrease in the amount of seismic data purchased and processed.

General and Administrative Expenses.    General and administrative expenses increased by $0.5 million to $9.5 million during the first nine months of 2003. This increase was primarily related to increases in compensation expense associated with an increase in personnel required to administer our growth and to general cost inflation.

Interest Expense.    Interest expense decreased $0.8 million during the first nine months of 2003 compared to the same period in 2002. The decrease was due to a combination of lower average debt levels in 2003 and a lower effective interest rate in 2003. In March 2003, Alliant Energy converted its remaining $80.9 million of intercompany debt into our equity, thereby lowering the amount of interest expense to be reported by us in the future.

Income Tax Expense.    Our effective tax rate was 38.0% during the first nine months of 2003 and 36.7% during the first nine months of 2002. The effective rate was higher during the first nine months of 2003 due to acquisitions in the state of North Dakota where the effective state income tax rate is higher on average than other areas where we own significant producing properties.

Cumulative Change in Accounting Principle.    Effective January 1, 2003, we adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement generally applies to legal obligations associated with the retirement of long-lived assets and requires us to recognize the fair value of asset retirement obligations in our financial statements by capitalizing that cost as a part of the cost of the related asset. This statement applies directly to the plug and abandonment liabilities associated with our net working interest in well bores. The additional carrying amount is depleted over the estimated lives of the properties. The discounted liability is based on historical abandonment costs in specific areas and is accreted at the end of each accounting period through charges to accretion expense. The liability is discounted using a credit-adjusted risk-free rate of approximately 7%. If the obligation is settled for other than the carrying amount, a gain or loss is recognized on settlement. Upon adoption of SFAS No. 143, we recorded an increase to our discounted abandonment liability of $16.4 million, increased proved property cost by $10.1 million and recognized a one-time cumulative effect charge of $3.9 million (net of a deferred tax benefit of $2.4 million).

Net Income.    Net income increased from $4.1 million for the first nine months of 2002 to $18.6 million for the first nine months of 2003. The primary reasons for this increase include higher crude oil and natural gas prices between periods and an increase in volumes sold, partially offset by higher lease operating, tax and general and administrative expense due to our growth.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Oil and Natural Gas Sales.    Oil and natural gas sales revenue decreased approximately $2.6 million to $122.7 million in 2002. Natural gas sales decreased $6.8 million, while oil sales increased $4.2 million. The natural gas sales decrease was caused by a 16% decline in the average realized natural gas price from $3.82 Mcf in 2001 to $3.21 Mcf in 2002, partially offset by an increase in natural gas production of 1.6 Bcf in 2002. The oil sales increase was caused by a sales volume increase of 200,000 Bbls in 2002, partially offset by a 2% decline in the average realized oil price from $23.85 in 2001 to $23.35 in 2002. The volume increase for oil and natural gas was due to $265 million of capital expenditures during 2001 and 2002.

Loss on Oil and Natural Gas Hedging Activities.    We hedged 8% of our natural gas volumes during 2002, incurring a hedging loss of $0.2 million, and 11% of our natural gas volumes during 2001, incurring a gain of $1.6 million. We hedged 35% of our oil volumes during 2002, incurring a hedging loss of $3.0 million, and 17% of our oil volumes during 2001, incurring a gain of $0.7 million.

Gain (Loss) on Sale of Oil and Natural Gas Properties.    In 2002, we divested only one property, realizing a gain of $1.0 million, while in 2001, we divested several properties, realizing total sales gains of $11.7 million.

Lease Operating Expenses.    Our lease operating expenses per Mcfe increased from $0.92 in 2001 to $0.93 in 2002. The increase resulted from acquisitions during 2002 that caused a larger portion of our operations to be located in Michigan and the Williston Basin, where weather conditions, sulfur content and remote locations create higher operating costs.

Production Taxes.    Production taxes as a percentage of oil and natural gas sales were 6.0% in 2002 and 5.2% in 2001. The increase in the effective rate resulted from additional property purchases in the states of North Dakota and Montana, where effective production tax rates are higher on average than other areas where we own significant producing properties.

Depreciation, Depletion and Amortization.    Depreciation, depletion and amortization expense in 2001 included a $9.0 million reduction related to the abandonment liability for the Point Arguello platform located offshore from California. During 2001, we received a revised and more detailed dismantlement plan from the operator. The $9.0 million reduction of liability was credited against depreciation, depletion and amortization expense since the liability was initially created by charges to depreciation, depletion and amortization expense. Without this credit, our depreciation, depletion and amortization expense charge for 2001 would have been $35.9 million. The increase to $43.6 million of depreciation, depletion and amortization expense in 2002 was a result of increasing sales volumes and an increased rate from $1.11 per Mcfe in 2001 to $1.24 per Mcfe in 2002.

Exploration Costs.    Exploration costs increased $1.0 million to $1.8 million for 2002 compared with $0.8 million for 2001. The increase was partially the result of a $420,000 charge for an exploratory dry hole in 2002. The remaining increase in 2002 is related to the further development and processing of our geophysical library.

General and Administrative Expenses.    General and administrative expenses increased 9.5% or $1.1 million from $10.9 million in 2001 to $12.0 million in 2002. This increase was related to increases in compensation expense associated with increased personnel required to administer our growth and to general cost inflation.

Interest Expense.    Interest expense increased $0.7 million to $10.9 million in 2002 compared to $10.2 million in 2001. The increase was due to higher average debt levels in 2002 to fund our growth, partially offset by a lower effective interest rate.

Income Tax Expense.    Our effective tax rate before tax credits was 36.8% in 2002 and 36.2% in 2001. In 2001, we were able to reduce our tax expense by $6.6 million due to the recording of Section 29 tax credits. In 2002, we generated $5.4 million of Section 29 credits that we were not able to offset against tax expense. We expect these credits to be utilized in the future by Alliant Energy and that Alliant Energy will compensate us for such use under our tax separation and indemnification agreement. Under current generally accepted accounting principles, the recording of the tax credits are required to be charged as additional paid-in capital rather than as a decrease to our 2002 income tax expense. Section 29 tax credit provisions of the Internal Revenue Code expired December 31, 2002. Therefore, unless additional legislation is passed, Section 29 credits will not be available in periods subsequent to 2002.

Net Income.    Net income decreased from $41.2 million in 2001 to $7.7 million in 2002. The primary reasons were a $19.0 million decline in revenues, a $23.5 million increase in expenses and the inability to recognize $5.4 million of tax credits as a reduction of tax expense. The revenue decrease was caused by a decline in oil and natural gas prices between years and $10.7 million less gains from the sales of properties in 2002. The expense increase was caused by the $9.0 million reduction to 2001 depreciation, depletion and amortization related to the adjustment of the Point Arguello abandonment liability and cost increases in all other categories to operate and administer the property acquisitions during 2001 and 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Oil and Natural Gas Sales.    Oil and natural gas sales revenue increased $18.3 million from $107.0 million to $125.3 million in 2001. Natural gas sales increased $10.4 million and oil sales increased $7.9 million. The natural gas sales increase was the result of a 9% increase in the average realized natural gas price from $3.51 Mcf in 2000 to $3.82 Mcf in 2001 and an increase in natural gas production of 2.9 Bcf in 2001. The oil sales increase was caused by a sales volume increase of 500,000 Bbls in 2001, partially offset by a 11% decline in the averaged realized oil price from $26.96 in 2000 to $23.85 in 2001. The volume increase for oil and natural gas was due to $239 million of capital expenditures during 2000 and 2001.

Gain (Loss) on Oil and Natural Gas Hedging Activities.    We incurred a hedging gain of $2.3 million during 2001 and incurred a hedging loss of $3.8 million during 2000. During 2001 we hedged 11% of our natural gas volumes, incurring a gain of $1.6 million, and 17% of our oil volumes, incurring a gain of $0.7 million. In 2000, we hedged approximately 20% of our oil volume incurring a loss of $3.8 million.

Gain on Sale of Oil and Natural Gas Properties.    In 2001 and 2000, we divested several properties, realizing total gains of $11.7 million in 2001 and $7.7 million in 2000.

Lease Operating Expenses.    Our lease operating expenses per Mcfe increased from $0.90 in 2000 to $0.92 in 2001. The increase resulted from inflation and higher costs in the oil and natural gas business in 2001 as subcontractors, vendors and oil field operators raised prices for services and equipment in the face of a sharp increase in demand for their products and services.

Production Taxes.    Production taxes as a percentage of oil and natural gas sales were 5.2% in 2001 and 5.0% in 2000. The increase in the effective rate resulted from additional property purchases in the state of North Dakota, where effective production tax rates are higher on average than other areas where we own significant producing properties.

Depreciation, Depletion and Amortization.    Depreciation, depletion and amortization expense in 2001 included a $9.0 million reduction related to the abandonment liability for the Point Arguello platform located offshore California. During 2001, we received a revised and more detailed dismantlement plan from the operator. The $9.0 million reduction of liability was credited against depreciation, depletion and amortization expense since the liability was initially created by charges to depreciation, depletion and amortization expense. Without this credit, our depreciation, depletion and amortization expense for 2001 would have been $35.9 million. The increase from $21.5 million of depreciation, depletion and amortization expense in 2000 was a result of increasing sales volumes and an increased rate from $0.82 per Mcfe in 2000 to $1.11 per Mcfe in 2001. The rate change was the result of management reducing its estimate of future oil and natural gas reserve quantities in one large producing area and dry hole costs associated with drilling of developmental wells.

Exploration Costs.    Exploration costs decreased $0.3 million to $0.8 million for 2001 compared with $1.1 million for 2000. The decrease was the result of extra discretionary spending in 2000 to further the development and processing of our geophysical library.

General and Administrative Expenses.    General and administrative expense increased $4.7 million from $6.3 million in 2000 to $10.9 million in 2001. This increase was related to increases in compensation expense associated with increased personnel required to administer our growth and to general cost inflation.

Interest Expense.    Interest expense increased $2.7 million to $10.2 million in 2001 compared to $7.5 million in 2000. The increase was due to higher average debt levels in 2001 to fund our growth, partially offset by lower effective interest rates.

Income Tax Expense.    Our effective tax rate before tax credits was 36.2% in 2001 and 37.4% in 2000. We were able to reduce our tax expense by $6.6 million in 2001 and $5.2 million in 2000 through the use of Section 29 tax credits.

Net Income.    Net income increased from $33.7 million in 2000 to $41.2 million in 2001. The primary reason was a $28.5 million increase in revenues, partially offset by a $19.5 million increase in expenses. The revenue increase was caused primarily by an increase in sales volumes between years and a $4.0 million increase in gains from sales of properties in 2001. The expense increase was caused by cost increases in all other categories to operate, administer and finance our property acquisitions during 2000 and 2001.

Liquidity and Capital Resources

Historical Financing.    As an indirect wholly-owned subsidiary of Alliant Energy, our liquidity has historically been directly related to the financial resources and capital expenditure allocations of Alliant Energy. In the past, Alliant Energy provided a capital expenditure budget and funded net cash requirements beyond cash generated from operations. Until our $185.0 million bank borrowing in December of 2002 which is described below, we did not rely on outside sources of borrowing or capital. Instead, we received advances on Alliant Energy’s intercompany credit facility, which primarily covered the shortfall between our capital expenditures (including acquisitions) and cash generated from operations and property sales. The table below describes net borrowings and payments on Alliant Energy’s intercompany credit facility.

	Year Ended December 31,			Nine Months Ended September 30, 2003	Total
	2000	2001	2002
Alliant Energy(1)	$62.9	$23.9	$(83.1)	$(80.9)	$(77.2)
Whiting credit facility	—	—	185.0	—	185.0

Total	$62.9	$23.9	$101.9	$(80.9)	$107.8

(1)	In March 2003, Alliant Energy converted its remaining loan plus accrued interest of $80.9 million to “paid in capital” of Whiting.

In November 2002, Alliant Energy announced that its board of directors had approved various strategic actions, including the sale of, or other exit strategies for, a number of its non-regulated businesses, including Whiting Oil and Gas Corporation. In connection with those strategic actions and certain financing requirements, on December 20, 2002, Whiting Oil and Gas Corporation entered into a $350.0 million credit agreement with a syndicate of banks. The credit agreement provided for an initial borrowing base of $200.0 million with an immediate draw of $185.0 million. This $185.0 million loan was used to repay a portion of our $266.0 million intercompany debt obligation to Alliant Energy. In March 2003, Alliant Energy converted the remaining $80.9 million intercompany debt balance into our equity.

Credit Facility.    The initial borrowing base of $200.0 million under the credit agreement is based on the collateral value of proved reserves and is subject to redetermination on May 1 and November 1 of each year. The borrowing base was increased to $210.0 million effective June 11, 2003 and will remain at such amount as of the November 1, 2003 redetermination. As of September 30, 2003, Whiting Oil and Gas Corporation had borrowed $185.0 million under the credit facility, with $25.0 million of undrawn capacity. If the borrowing base is determined to be lower than the outstanding principal balance then drawn, we must immediately pay the difference. The credit agreement provides for interest only payments until December 20, 2005 when the entire amount borrowed is due. Interest accrues, at our option, at either (1) the base rate plus a margin where the base rate is defined as the higher of the federal funds rate plus 0.5% or the prime rate and the margin varies from 0.25% to 1.0% depending on the ratio of the amounts borrowed to the borrowing base, or (2) at the LIBOR rate plus a margin where the margin varies from 1.5% to 2.25% depending on the ratio of the amounts borrowed to the borrowing base. At September 30, 2003, all amounts outstanding under the credit agreement bore interest at an effective interest rate of 3.21% per year through February 6, 2004. The credit agreement has covenants that restrict the payment of cash dividends, borrowings, sale of assets, loans to others, investments, merger activity, hedging contracts, liens and certain other transactions without the prior consent of the lenders and requires us to maintain certain debt to EBITDAX (as defined in our credit agreement) ratios and a working capital ratio. The credit agreement also precludes us from providing any cash to Alliant Energy except for services rendered on an arm’s-length basis or for income taxes. We were in compliance with our covenants under the credit agreement as of September 30, 2003. The credit agreement is secured by a first lien on substantially all of Whiting Oil and Gas Corporation’s assets. Whiting Petroleum Corporation has agreed to guarantee the obligations of Whiting Oil and Gas Corporation under the credit agreement effective upon completion of this offering.

Cash Flows.    Our primary sources of cash have been cash flows from operations, debt financing and the sale of non-strategic properties. During the three years ended December 31, 2002, we generated $167.2 million from operating activities, financed $188.7 million through debt obligations and received proceeds from the sale of non-strategic properties of $50.6 million for a total of $406.5 million. We primarily used this cash generation to fund our capital expenditures aggregating $404.1 million over the three years ($332.6 million of which was spent on acquisitions). At September 30, 2003, we had $42.5 million of cash and $48.8 million of working capital compared to December 31, 2002 when our cash position was $4.8 million and working capital was $19.3 million.

We continually evaluate our capital needs and compare them to our capital resources. Our budgeted capital expenditures during 2003 are a combined $49.5 million for acquisitions and further development of our property base. We expect to fund these expenditures from internally generated cash flow during 2003. We believe expenditures in excess of $49.5 million could be financed through cash on hand, additional borrowings under our credit facility or otherwise, issuances of additional equity or development with industry partners. The level of capital expenditures is largely discretionary, and the amount of funds devoted to any particular activity may increase or decrease significantly depending on available opportunities, commodity prices, cash flows and development results, among others.

Schedule of Contractual Obligations.    The following table summarizes our future estimated principal and minimum debt and lease payments for periods subsequent to September 30, 2003 (in millions).

Year	Long-Term Debt	Operating Lease	Total Cash Obligation
2003	—	$0.2	$0.2
2004	—	$1.0	$1.0
2005	$185.0	$0.8	$185.8

Total	$185.0	$2.0	$187.0

Off-Balance Sheet Arrangements.    As of September 30, 2003, we had no off-balance sheet arrangements.

New Accounting Policies

In June 2001, the Financial Accounting Standards Board, or the FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combinations,” which requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which discontinues the practice of amortizing goodwill and indefinite-lived intangible assets and initiates an annual review for impairment. Intangible assets with a determinable useful life will continue to be amortized over that period. The amortization provisions apply to goodwill and intangible assets acquired after June 30, 2001. We did not change or reclassify the contractual mineral rights included in our oil and natural gas properties on the balance sheet upon adoption of SFAS No. 142. We believe that the current accounting of such mineral rights as part of crude oil and natural gas properties is appropriate under the successful efforts method of accounting. However, there is an alternative view that reclassification of mineral rights to an intangible asset may be necessary. If a reclassification of contractual mineral rights acquired subsequent to July 1, 2001 from oil and gas properties to long term intangible assets is required, then the reclassified amounts would be approximately $48.7 million as of December 31, 2001, $161.2 million as of December 31, 2002 and $162.9 million as of September 30, 2003. We do not believe that the ultimate outcome of this issue will have a significant impact on our cash flows, results of operations or financial condition.

Effective January 1, 2003, we adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. SFAS No. 143 requires us to recognize the fair value of asset retirement obligations in our financial statements by capitalizing that cost as a part of the cost of the related asset. In regards to us, this statement applies directly to the plug and abandonment liabilities associated with our net working interest in well bores. The additional carrying amount is depleted over the estimated lives of the properties. The discounted liability is based on historical abandonment costs in specific areas and is accreted at the end of each accounting period through charges to accretion expense. The liability is discounted using a credit-adjusted risk-free rate of approximately 7%. If the obligation is settled for other than the carrying amount, a gain or loss is recognized on settlement. Upon adoption of SFAS No. 143, we recorded an increase to our discounted abandonment liability of $16.4 million, increased proved property cost by $10.1 million and recognized a one-time cumulative effect charge of $3.9 million (net of a deferred tax benefit of $2.4 million). We have an additional $4.3 million abandonment liability relating to our retained obligation with respect to the Point Arguello facility.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, “Amendment of FASB Statement No. 13, and Technical Corrections.” This Statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” This Statement also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers.” This Statement amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarifying meanings, or describe their applicability under changed conditions. The provisions of this Statement will be applied in fiscal years beginning after May 15, 2002. The adoption of this Statement had no impact on our financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associates with Exit or Disposal Activities.” This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We do not believe that adoption of this Statement will have a material impact on our financial statements.

FASB Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” was issued in November 2002 by the FASB. FIN 45 requires a guarantor to recognize a liability for the fair value of the obligation it assumes under certain guarantees. Additionally, FIN 45 requires a guarantor to disclose certain aspects of each guarantee, or each group of similar guarantees, including the nature of the guarantee, the maximum exposure under the guarantee, the current carrying amount of any liability for the guarantee, and any recourse provisions allowing the guarantor to recover from third parties any amounts paid under the guarantee. The disclosure provisions of FIN 45 are effective for financial statements for both interim and annual periods ending after December 15, 2002. The fair value measurement provisions of FIN 45 are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this statement did not have a material impact on our financial statements. Under the disclosure provisions, we agreed, as part of a 2002 purchase transaction, to share with the seller 50% of the actual price received for certain crude oil production in excess of $19.00 per barrel. The agreement runs through December 31, 2009 and contains a 2% price escalation per year. As a result, the sharing amount at January 1, 2003 increased to 50% of the actual price received in excess of $19.38 per barrel. Approximately 40,000 net barrels of crude oil per month are subject to this sharing agreement. The terms of the agreement do not provide for a maximum amount to be paid. As of September 30, 2003, we have paid $2.5 million under this agreement and we have accrued an additional $225,000 as currently payable.

In January 2003, the FASB issued FASB Interpretation No. 46, or FIN 46, “Consolidation of Variable Interest Entities.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. All companies with interests in variable interest entities created after January 31, 2003, shall apply the provisions of FIN 46 to those entities immediately. FIN 46 is effective for the first fiscal year or interim period beginning after December 15, 2003, for variable interest entities created before February 1, 2003. The Company does not believe the adoption of this Statement will have a material effect on its financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” to amend and clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The changes in this statement require that contracts with comparable characteristics be accounted for similarly to achieve more consistent reporting of contracts as either derivative or hybrid instruments. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and will be applied prospectively. We do not believe that adoption of this Statement will have a material impact on our financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” to classify certain financial instruments as liabilities in statements of financial position. The financial instruments are mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets, put options and forward purchase contracts, instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets, and obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We do not believe that adoption of this Statement will have a material impact on our financial statements.

Critical Accounting Policies and Estimates

Our discussion of financial condition and results of operation is based upon the information reported in our consolidated financial statements. The preparation of these statements requires us to make assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We base our assumptions and estimates on historical experience and other sources that we believe to be reasonable at the time. Actual results may vary from our estimates due to changes in circumstances, weather, politics, global economics, mechanical problems, general business conditions and other factors. Our significant accounting policies are detailed in Note 1 to our consolidated financial statements included in this prospectus. We have outlined below certain of these policies as being of particular importance to the portrayal of our financial position and results of operations and which require the application of significant judgment by our management.

Revenue Recognition.    We predominantly derive our revenue from the sale of produced crude oil and natural gas. Revenue is recorded in the month the product is delivered to the purchaser. We receive payment from one to three months after delivery. At the end of each month, we estimate the amount of production delivered to purchasers and the price we will receive. Variances between our estimated revenue and actual payment are recorded in the month the payment is received; however, differences have been insignificant.

Hedging.    Our crude oil and natural gas hedges are designed to be treated as cash flow hedges under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activity.” This policy is significant since it impacts the timing of revenue recognition. Under this pronouncement, the majority of our hedging gains or losses are recorded in the month the contracts settle. We reflect this as an adjustment to revenue through the “Gain (loss) on oil and gas hedging activities” line item in our consolidated income statements. If our hedges did not qualify for cash flow hedge treatment, then our consolidated income statements could include large non-cash fluctuations in this line item, particularly in volatile pricing environments, as our contracts are marked to their period end market values.

Successful Efforts Accounting.    We account for our oil and natural gas operations using the successful efforts method of accounting. Under this method, all costs associated with property acquisition, successful exploratory wells and all development wells are capitalized. Items charged to expense generally include geological and geophysical costs, costs of unsuccessful exploratory wells and oil and natural gas production costs. All of our properties are located within the continental United States and the Gulf of Mexico.

Oil and Natural Gas Reserve Quantities.    Reserve quantities and the related estimates of future net cash flows affect our periodic calculations of depletion and impairment of our oil and natural gas properties. Proved oil and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future periods from known reservoirs under existing economic and operating conditions. Reserve quantities and future cash flows included in this prospectus are prepared in accordance with guidelines established by the SEC and FASB. The accuracy of our reserve estimates is a function of:

•	the quality and quantity of available data;

•	the interpretation of that data;

•	the accuracy of various mandated economic assumptions; and

•	the judgments of the persons preparing the estimates.

Our proved reserve information included in this prospectus is based on estimates prepared by Ryder Scott Company, Cawley, Gillespie & Associates, Inc. and R.A. Lenser & Associates, Inc., each independent petroleum engineers, and Whiting Oil and Gas Corporation’s engineering staff. The independent petroleum engineers evaluated approximately 84% of the pre-tax PV10% value of our proved reserves and Whiting Oil and Gas Corporation’s engineering staff evaluated the remainder. Estimates prepared by others may be higher or lower than our estimates. Because these estimates depend on many assumptions, all of which may differ substantially from actual results, reserve estimates may be different from the quantities of oil and natural gas that are ultimately recovered. We continually make revisions to reserve estimates throughout the year as additional information becomes available. We make changes to depletion rates and impairment calculations in the same period that changes to the reserve estimates are made.

Impairment of Oil and Natural Gas Properties.    We review the value of our oil and natural gas properties whenever management judges that events and circumstances indicate that the recorded carrying value of properties may not be recoverable. We provide for impairments on undeveloped property when we determine that the property will not be developed or a permanent impairment in value has occurred. Impairments of proved producing properties are calculated by comparing future net undiscounted cash flows on a field-by-field basis using escalated prices to the net recorded book cost at the end of each period. If the net capitalized cost exceeds net future cash flows, the cost of the property is written down to “fair value,” which is determined using net discounted future cash flows from the producing property. Different pricing assumptions or discount rates could result in a different calculated impairment. We have not recorded any property impairments since 1999.

Income Taxes.    We provide for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Deferred income taxes are provided for the difference between the tax basis of assets and liabilities and the carrying amount in our financial statements. This difference will result in taxable income or deductions in future years when the reported amount of the asset or liability is settled. Since our tax returns are filed after the financial statements are prepared, estimates are required in valuing tax assets and liabilities. We record adjustments to actual in the period we file our tax returns.

Effects of Inflation and Pricing

We experienced increased costs during 2001 and 2002 due to increased demand for oil field products and services. The oil and natural gas industry is very cyclical and the demand for goods and services of oil field companies, suppliers and others associated with the industry put extreme pressure on the economic stability and pricing structure within the industry. Typically, as prices for oil and natural gas increase, so do all associated costs. Material changes in prices impact the current revenue stream, estimates of future reserves, borrowing base calculations of bank loans and value of properties in purchase and sale transactions. Material changes in prices can impact the value of oil and natural gas companies and their ability to raise capital, borrow money and retain personnel. While we do not currently expect business costs to materially increase, continued high prices for oil and natural gas could result in increases in the cost of material, services and personnel.

Tax Separation and Indemnification Agreement

In connection with the share exchange and this offering, Whiting Petroleum Corporation, Whiting Oil and Gas Corporation and its subsidiaries, Alliant Energy and Resources will enter into a tax separation and indemnification agreement, which is described under “Relationship with Alliant Energy Corporation—Tax Separation and Indemnification Agreement.” Pursuant to this agreement, we and Alliant Energy will make elections under Section 338(h)(10) of the Internal Revenue Code (and corresponding provisions under state, local or foreign law) for Whiting Oil and Gas Corporation and its subsidiaries, with the effect that the tax basis of the assets of Whiting Oil and Gas Corporation and its subsidiaries will be increased to the deemed purchase price of their assets, and an amount equal to such increase will be included in income in the consolidated federal income tax return filed by Alliant Energy. We expect that this additional basis will result in increased future income tax deductions and, accordingly, reduced income taxes payable by us. Pursuant to the tax separation and indemnification agreement, we will pay Alliant Energy 90% of any tax benefits realized by us annually, plus interest thereon from the corporate estimated tax payment due dates for the years ending on or prior to December 31, 2013. Such tax benefits will generally be calculated by comparing our actual taxes to the taxes that would have been owed by us had the increase in basis not occurred. In 2014, we will be obligated to pay Resources the present value of the remaining tax benefits assuming all such tax benefits will be realized in future years. In  the event any taxing authority successfully challenges any deductions reflected in a tax benefit payment to Resources, Resources will reimburse us for 90% of the loss of the tax benefit and any related interest imposed upon us. The net tax benefit payments to Resources will be treated, in part, as additional deemed purchase price for the assets of Whiting Oil and Gas Corporation and, in part, as interest. As a result, such tax benefit payments may themselves give rise to further tax benefit payments but otherwise should have no material effect on our earnings or cash flows, which should not be materially less than they would have been in the absence of the tax separation and indemnification agreement and additional tax basis.

The tax separation and indemnification agreement provides that the tax benefit calculation for any period ending after the completion of the offering will not be less than the tax benefit calculated without giving effect to any items of income, expense, loss, deduction, credit or related carryovers or carrybacks from businesses conducted by us or relating to our assets and liabilities other than those businesses conducted by us and those assets and liabilities existing immediately prior to the completion of the offering. The tax separation and indemnification agreement contains provisions designed to ensure that any sales of assets by us outside of the ordinary course of business will not reduce the amount otherwise payable to Alliant Energy under the tax separation and indemnification agreement.

Quantitative and Qualitative Disclosure About Market Risk

Commodity Price Risk

We periodically enter into derivative contracts to manage our exposure to oil and natural gas price volatility. Our derivative contracts have traditionally been with no-cost collars, although we evaluate other forms of derivative instruments as well. Our derivative contracts have historically qualified for cash flow hedge accounting under SFAS No. 133. This accounting treatment allows the aggregate change in fair market value to be recorded as other comprehensive income on the consolidated balance sheet. Recognition in the consolidated income statement occurs in the period of contract settlement. We generally limit our aggregate hedge position to less than 50% of expected production, but may hedge larger percentages of total expected production in certain circumstances. We do not intend to hedge in excess of 60% of our expected production. We also seek to diversify our hedge position with various counterparties where we have clear indications of their current financial strength.

Our hedging arrangements have the effect of locking in for specified periods the prices we will receive for the volumes and commodity to which the hedge relates. Consequently, while these hedges are designed to decrease our exposure to price decreases, they also have the effect of limiting the benefit of price increases. For contracts in place at September 30, 2003, a hypothetical $0.10 change in the NYMEX price above the ceiling price or below the floor price applied to the notional amount of 3.0 million MMbtu covered by our remaining natural gas no-cost collars would cause a change in the gain (loss) on hedging activities of $210,000 in 2003.

Our outstanding hedges at October 15, 2003 are summarized below:

Commodity	Original Period Covered	Monthly Volume (MMbtu)	NYMEX Floor/Ceiling
Natural Gas	05/2003 to 12/2003	100,000	$4.70/5.66
Natural Gas	05/2003 to 12/2003	100,000	4.70/5.63
Natural Gas	07/2003 to 12/2003	250,000	4.70/5.64
Natural Gas	07/2003 to 12/2003	250,000	4.70/5.67
Natural Gas	01/2004 to 03/2004	300,000	4.50/7.00
Natural Gas	01/2004 to 03/2004	250,000	4.50/8.45

We have also entered into fixed price marketing contracts directly with end users for a portion of the natural gas we produce in Michigan. The contracts covering 111,000 MMbtu per month through 2011 and 2012 have built-in pricing escalators of 4% per year. The remaining contracts expire at December 31, 2003.

Our outstanding fixed price marketing contracts at September 30, 2003 are summarized below:

Commodity	Period	Monthly Volume (MMbtu)	Fixed Price
Natural Gas	01/2002 to 12/2003	210,000	$3.25
Natural Gas	09/2002 to 12/2003	70,000	3.62
Natural Gas	01/2002 to 12/2011	51,000	3.91
Natural Gas	01/2002 to 12/2012	60,000	3.46

As part of a 2002 purchase transaction, we agreed to share with the seller 50% of the actual price received for certain crude oil production in excess of $19.00 per barrel. The agreement runs through December 31, 2009 and contains a 2% price escalation per year. As a result, the sharing amount at January 1, 2003 increased to 50% of the actual price received in excess of $19.38 per barrel. Currently, approximately 40,000 net barrels of crude oil per month (18% of September 2003 net crude oil production) are subject to this sharing agreement.

Interest Rate Risk

Market risk is estimated as the change in fair value resulting from a hypothetical 100 basis point change in the interest rate on the $185 million outstanding under our credit facility. The credit facility allows us to fix the interest rate for all or a portion of the principal balance for a period up to six months. To the extent the interest rate is fixed, interest rate changes affect the instrument’s fair market value but do not impact results of operations or cash flows. Conversely, for the portion of the credit facility that has a floating interest rate, interest rate changes will not affect the fair market value but will impact future results of operations and cash flows. At September 30, 2003, the interest rate on the entire $185 million outstanding principal balance under our credit facility was fixed at 3.21% through February 6, 2004. At September 30, 2003, the carrying amount approximated fair market value. Assuming constant debt levels, there would be no cash flow impact for the remainder of 2003 resulting from a 100 basis point change in interest rates because the interest rate on the entire facility is fixed at 3.21% through the end of the year.

BUSINESS AND PROPERTIES

About Our Company

We are engaged in oil and natural gas exploitation, acquisition and exploration activities primarily in the Gulf Coast/Permian Basin, Rocky Mountains, Michigan and Mid-Continent regions of the United States. Our focus is on pursuing growth projects that we believe will generate attractive rates of return and maintain a balanced portfolio of lower risk, long-lived oil and natural gas properties that provide stable cash flows.

Since our inception in 1980, we have built a strong asset base and achieved steady growth through both property acquisitions and exploitation activities. From January 1, 2000 through October 1, 2003, we increased our proved reserves from 194.1 Bcfe to 429.7 Bcfe, an average annual growth rate of 32.4%, at an average all-in finding cost of $1.04 per Mcfe. As of October 1, 2003, our estimated proved reserves had a pre-tax PV10% value of approximately $665.9 million, approximately 86.8% of which came from properties located in three states: Texas, North Dakota and Michigan. We spent approximately $165.4 million on capital projects during 2002, including $23.1 million for the drilling of 33 gross wells (24 successful completions and nine uneconomic wells) and $140.7 million for the acquisition of 149.6 Bcfe of proved reserves (estimated as of the date of acquisition). We expect to further develop these properties through additional drilling. We have budgeted approximately $49.5 million for capital expenditures in 2003, including $38.5 million for the drilling of existing proved reserves and $11.0 million for the acquisition and development of additional reserves. We believe that our exploitation and acquisition expertise and our exploration inventory, together with our operating experience and efficient cost structure, provide us with the potential to continue our growth.

We have a balanced portfolio of oil and natural gas reserves, with approximately 51.3% of our proved reserves consisting of natural gas and approximately 48.7% consisting of oil. Our properties generally have long reserve lives and reasonably stable and predictable well production characteristics with a ratio of proved reserves to trailing 12 month production ending September 30, 2003 of approximately 11 years. Approximately 69.4% of our proved reserves are classified as PDP. Approximately 4.8% of our proved reserves are classified as PDNP, and approximately 25.8% are classified as PUD.

The following table summarizes our total net proved reserves and pre-tax PV10% value within our four core areas as of October 1, 2003, as well as our September 2003 average daily production.

	Proved Reserves			Pre-Tax PV 10% Value (In thousands)	September 2003 Average Daily Production
Core Area	Oil (MMbbl)	Natural Gas (Bcf)	Total (Bcfe)		MMcfe	% Natural Gas
Gulf Coast/Permian Basin	5.8	87.8	122.4	$220,810	39.2	78%
Rocky Mountains	26.3	15.6	173.7	225,342	34.8	11%
Michigan	1.2	101.1	108.2	184,208	22.0	94%
Mid-Continent	1.4	14.8	23.0	32,078	6.7	64%
Other	0.2	1.3	2.4	3,508	0.8	48%

Total	34.9	220.6	429.7	$665,945	103.5	58%

Business Strategy

Our goal is to increase stockholder value by investing in oil and gas projects with attractive rates of return on capital employed. We plan to achieve this goal by exploiting and developing our existing oil and natural gas properties and pursuing acquisitions of additional properties. Specifically, we have focused, and plan to continue to focus, on the following:

Developing and Exploiting Existing Properties.    We believe that there is significant value to be created by drilling the numerous identified undeveloped opportunities on our properties. We own interests in a total of 517,000 gross and 206,000 net developed acres and operate approximately 84.0% of the net pre-tax PV10% value of our PUD reserves. In addition, as of September 30, 2003, we owned interests in approximately 386,000 gross undeveloped acres (188,000 net) that contain many exploitation opportunities. Over the three years ended December 31, 2002, we have invested $68.4 million to participate in the drilling of 124 gross and 45.1 net wells at an average cost of $552,000 per gross well. The majority of these wells have been developmental wells, and 81% were successful completions. We expect to spend approximately 41.8% of our internally generated cash flow during 2003 to add additional reserves and production through developing and exploiting existing core properties. As of October 1, 2003, we had identified a total of 138 proved undeveloped drilling locations on our properties. We have drilled or participated in the drilling of 58 gross wells and 17.6 net wells through the nine months ended September 30, 2003, and we plan to drill an additional 23 wells during the remainder of 2003. We believe our inventory of proved development drilling locations or major recompletion opportunities on our existing properties is sufficient to sustain this level of activity for approximately three years, exclusive of additional unproved locations that we also intend to develop.

Pursuing Profitable Acquisitions.    We have pursued and intend to continue to pursue acquisitions of properties that we believe to have exploitation and development potential comparable to our existing inventory of drilling locations. We have developed and refined an acquisition program designed to increase reserves and complement our existing core properties. We have an experienced team of management and engineering and geoscience professionals who identify and evaluate acquisition opportunities, negotiate and close purchases and manage acquired properties. From January 1, 2000 through December 31, 2002, we completed 41 acquisitions at an aggregate cost of approximately $332.6 million, representing approximately 362.6 Bcfe of proved reserves (at an average cost of $0.92 per Mcfe or $5.52 per Boe). During 2002, we acquired 149.6 Bcfe of proved reserves for an aggregate cost of $140.7 million and an average cost of $0.94 per Mcfe ($5.64 per Boe).

Focusing on High Return Operated and Non-Operated Properties.    We have historically acquired operated as well as non-operated properties that meet or exceed our rate of return criteria. For acquisitions of properties with additional development, exploitation and exploration potential, our focus has been on acquiring operated properties so that we can better control the timing and implementation of capital spending. In some instances, we have been able to acquire non-operated property interests at attractive rates of return that provided a foothold in a new area of interest or complemented our existing operations. We intend to continue to acquire both operated and non-operated interests to the extent they meet our return criteria and further our growth strategy.

Controlling Costs through Efficient Operation of Existing Properties.    We operate approximately 60.5% of the pre-tax PV10% value of our total proved reserves and approximately 84.0% of the pre-tax PV10% value of our proved undeveloped reserves, which we believe enables us to better manage expenses, capital allocation and the decision-making processes related to our exploitation and exploration activities. For the year ended December 31, 2002, our lease operating expense per Mcfe averaged $0.93 and general and administrative costs averaged $0.34 per Mcfe produced, net of reimbursements.

Competitive Strengths

We believe that our key competitive strengths lie in our diversified asset base, our experienced management team and our commitment to efficient utilization of new technologies.

Diversified Asset Base.    We have interests in 1,692 properties in 16 states across our four core geographical areas of the United States. This property base, as well as our continuing business strategy of acquiring and developing properties in our core operating areas, presents us with a large number of opportunities for successful development and exploitation and additional acquisitions.

Experienced Management Team.    Our management team averages 26 years of experience in the oil and natural gas industry. Our personnel have extensive experience in each of our core geographical areas and in all of our operational disciplines. In addition, each of our acquisition professionals has at least 20 years of experience in the evaluation, acquisition and operational assimilation of oil and natural gas properties.

Commitment to Technology.    In each of our core operating areas, we have accumulated detailed geologic and geophysical knowledge and have developed significant technical and operational expertise. In recent years, we have developed considerable expertise in conventional and 3-D seismic imaging and interpretation. Our technical team has access to approximately 640 square miles of 3-D seismic data, which we have assembled primarily over the past five years. A team with access to state-of-the-art geophysical/geological computer applications and hardware analyzes this information. Computer applications, such as the WellView® software system, enable us to quickly generate reports and schematics on our wells. In addition, our information systems enable us to update our production databases through daily uploads from hand-held computers in the field. This technology and expertise has greatly aided our pursuit of attractive development projects in our 386,000 gross undeveloped acres (188,000 net), located in North Dakota, Montana, Kansas and Texas.

Recent Development and Acquisition Activity

We have a capital budget of approximately $49.5 million for 2003, including $38.5 million for exploiting and drilling on our existing core properties and $11.0 million for the acquisition and subsequent development of additional oil and natural gas properties. During the nine months ended September 30, 2003, we invested $26.6 million in our drilling projects. We have budgeted $11.9 million for drilling projects for the remainder of 2003.

Our major recent and ongoing acquisition and development projects include the following:

Williston Basin.    The Williston Basin is the primary focus of our Rocky Mountains operations. We operate 45 fields in the North Dakota and Montana portions of the Williston Basin, and hold operated and non-operated interests in 987 wells. As of October 1, 2003, our properties in the Williston Basin contained 167.4 Bcfe (7.0% natural gas) of net proved reserves with a net pre-tax PV10% value of $216.7 million. Our major development projects in the Williston Basin include the Big Stick (Madison) Unit, the North Elkhorn Ranch Unit and the Red Water (Bakken) field. We believe we have significant opportunities in the Bakken, Nisku and Mission Canyon Formations in the Golden Valley area of western North Dakota, as well as in several Red River Formation prospects in the Tolksdorf area of northern Richland County, Montana. We have drilled or participated in the drilling of 34 wells in the Williston Basin during the first nine months of 2003, 32 of which were successful, and we plan to drill an additional ten wells during the remainder of the year.

Gulf Coast/Permian Basin.    In the Gulf Coast/Permian Basin region, we operate significant development projects in the Stuart City Reef Trend and the Vicksburg Trend. In the Stuart City Reef Trend along the upper Texas Gulf Coast, we have interests in five fields that produce natural gas, primarily from the Edwards Limestone. We have operated and non-operated interests in 37 wells, with a 65% average working interest. As of October 1, 2003, our properties in the Stuart City Reef Trend contained 33.2 Bcfe (93% natural gas) of net proved reserves with a net pre-tax PV10% value of $48.0 million. We have significant ongoing development activity in the Yoakum, Word North and Kawitt fields. We have drilled four successful wells in 2003 and plan to drill an additional four wells during the remainder of the year.

In the Vicksburg Trend, we produce natural gas from the Vicksburg and Frio Formations in four fields located in Nueces and San Patricio Counties, Texas. We have significant ongoing operations in the Agua Dulce field, where we operate 13 wells with a 99.8% average working interest. As of October 1, 2003, our properties in this field contained 20.7 Bcfe (90.1% natural gas) of net proved reserves, with a net pre-tax PV10% value of $60.3 million. Our development plans in this field include a total of three wells this year, of which two successful wells have been drilled to date.

Michigan and Mid-Continent.    In northern Michigan, we have 56 multi-well Antrim Shale natural gas development projects with proved reserves and additional unproved potential. We have committed to participate in the drilling of 31 Antrim Shale wells on these projects in 2003. We have proved undeveloped reserves with significant upside potential in the South Buckeye and Clayton fields, which produce natural gas from the Prairie du Chien Formation.

In the Cherokee Basin of southeastern Kansas, we are in the early stages of developing a coalbed methane project in which we have drilled eight test wells designed to determine the thickness and natural gas content of coal seams within the Cherokee Formation on our 91,284 acre leasehold. We are currently in the beginning stages of installing a pilot program designed to determine the productive potential of our leasehold.

The table below describes the increase in our proved reserves that we have achieved for some of the projects described above:

	Date Acquired	Proved Reserves				% Change
		At Acquisition(1)		At September 30, 2003
Acquisition		MMboe	Bcfe	MMboe	Bcfe
Williston Basin	August 1999 through February 2002	23.2	139.3	27.9	167.4	20.2

Stuart City Reef Trend	June 2001	4.5	27.0	5.5	33.3	23.3

Agua Dulce Field	March 2002	2.6	15.7	3.5	20.7	31.9

(1)	Adjusted for production through September 30, 2003.

Proved Reserves

Our 429.7 Bcfe of proved reserves, which consist of approximately 51.3% natural gas and 48.7% oil, are summarized below as of October 1, 2003 on a net pre-tax PV10% value basis. Our reserve estimates have not been filed with any Federal authority or agency (other than the SEC) since January 1, 2002.

Total Net Pre-Tax PV10% Value (October 1, 2003): $665.9 million

Although our proved reserves are geographically diverse, as shown in the chart below as of October 1, 2003, approximately 86.8% of the value of our proved reserves on a pre-tax PV10% basis is located in three states: North Dakota, Texas and Michigan. As of October 1, 2003, our Williston Basin (North Dakota and Montana) proved reserves had a net pre-tax PV10% value of $216.7 million ($195.4 million in North Dakota), our Texas proved reserves had a net pre-tax PV10% value of $198.2 million and our Michigan proved reserves had a net pre-tax PV10% value of $184.2 million. Collectively, these three areas represented approximately $599.1 million, or 90.0%, of the total proved reserve net pre-tax PV10% value of $665.9 million as of October 1, 2003.

Total Net Pre-Tax PV10% Value (October 1, 2003): $665.9 million

*	“Other” includes Montana, Colorado, Wyoming, Ohio, Louisiana, New Mexico, Oklahoma, Arkansas, Alabama and Kansas.

As of October 1, 2003, approximately 69.4% of the 429.7 Bcfe of proved reserves have been classified as proved developed producing, or PDP. Proved developed non-producing, or PDNP, and proved undeveloped, or PUD, reserves constitute 4.8% and 25.8%, respectively, of the proved reserves as of October 1, 2003.

Total proved reserves had a net pre-tax PV10% value as of October 1, 2003 of approximately $665.9 million, 66.6% or $443.2 million of which is associated with the PDP reserves. An additional $46.9 million is associated with the PDNP reserves ($490.2 million for total proved developed reserves, or 73.6% of total proved reserves’ pre-tax PV10% value) and $175.8 million is associated with PUD reserves. Of the $68.4 million of capital expenditures included in our reserve report for development activity, we expect to spend $59.8 million over a three-year period beginning in October 2003 relating to an additional 131.6 Bcfe of PDNP and PUD reserves.

Our proved reserves as of October 1, 2003 are summarized in the table below.

	Oil (MBbl)	Natural Gas (MMcf)	Total (Bcfe)	% of Total Proved	Pre-tax PV10% (In thousands)	Future Capital Expenditures (In thousands)
Gulf Coast/ Permian Basin:
PDP	4,571.7	51,713.7	79.1	18.4%	$150,262.3	$2,340.0
PDNP	247.6	6,146.5	7.6	1.8%	17,776.8	1,083.1
PUD	936.8	29,989.0	35.6	8.3%	52,770.9	25,400.5

Total Proved:	5,756.1	87,849.2	122.4	28.5%	$220,810.0	$28,823.6

Rocky Mountains:
PDP	18,065.1	12,228.5	120.6	28.1%	$144,714.4	$597.5
PDNP	448.5	88.6	2.8	0.6%	2,556.7	431.2
PUD	7,826.8	3,329.7	50.3	11.7%	78,070.7	20,945.3

Total Proved:	26,340.4	15,646.8	173.7	40.4%	$225,341.8	$21,974.0

Michigan:
PDP	424.1	71,684.5	74.2	17.3%	$113,682.4	$0.0
PDNP	226.3	7,498.8	8.9	2.1%	25,579.2	2,130.9
PUD	538.4	21,921.7	25.2	5.9%	44,946.4	15,123.9

Total Proved:	1,188.8	101,105.0	108.2	25.2%	$184,208.0	$17,254.8

Mid-Continent:
PDP	1,313.7	13,896.0	21.8	5.1%	$31,058.0	$0.0
PDNP	52.7	863.1	1.2	0.3%	1,019.6	229.6

Total Proved:	1,366.4	14,759.1	23.0	5.3%	$32,077.6	$229.6

Other(1):
PDP	198.1	1,248.7	2.4	0.6%	$3,461.7	$127.6
PDNP	0.2	2.5	0.0	0.0%	3.7	1.4
PUD	2.4	6.1	0.0	0.0%	42.5	0.9

Total Proved:	200.7	1,257.4	2.5	0.6%	$3,507.9	$129.9

Total Corporate:
PDP	24,572.7	150,771.4	298.2	69.4%	$443,178.8	$3,065.1
PDNP	975.3	14,599.5	20.5	4.8%	46,936.0	3,876.2
PUD	9,304.4	55,246.5	111.1	25.8%	175,830.5	61,470.6

Total Proved:	34,852.4	220,617.5	429.7	100.0%	$665,945.3	$68,411.9

(1)	Includes our partnership interests.

Production

Our estimated September 2003 average daily production is summarized below. These charts indicate the percentage of our estimated September 2003 average daily production of 103.5 MMcfe/d attributable to each geographic region and to oil versus natural gas production.

Average Daily Production (September 2003): 103.5 MMcfe/d

As shown in the chart below, our estimated September 2003 average daily production of 103.5 MMcfe/d is predominantly focused in Texas (27.7%), North Dakota (27.4%) and Michigan (21.2%). Collectively, these three areas comprise 76.3%, or 79.1 MMcfe/d, of our September 2003 average daily production.

Average Daily Production (September 2003): 103.5 MMcfe/d

*	Other includes Oklahoma, Arkansas, Kansas, Wyoming, Ohio, Colorado, New Mexico, Louisiana, Alabama and Montana.

Summary of Oil and Natural Gas Properties and Projects

Gulf Coast/Permian Basin

Our Gulf Coast/Permian Basin operations include assets in Texas, Louisiana, Alabama and New Mexico. The Gulf Coast/Permian Basin region contributes 122.4 Bcfe (71.8% natural gas) of net proved reserves to our portfolio of operations, which represents 28.5% of our total net proved reserves. Approximately 92.6% of the proved reserves and 89.8% of the net pre-tax PV10% value of our Gulf Coast/Permian Basin operations are related to properties in Texas.

Significant Gulf Coast/Permian Basin Operations

Stuart City Reef Trend.    We operate five fields located along a regional geologic structure known as the Stuart City Reef Trend in Texas: the Word North, Sweet Home, Yoakum, Kawitt and Three Rivers fields. Natural gas production in the Stuart City Reef Trend is primarily from the Edwards Limestone at a depth of approximately 14,000 feet, with additional production from the Yegua, Wilcox, and Sligo Formations at depths between 7,000 and 16,000 feet. The natural gas column in the Edwards Limestone ranges between 150 and 600 feet thick, but these reservoirs are characterized by extremely low permeability and moderate porosity. The existing vertical wellbores are often ineffective in draining the Edwards natural gas reserves due to these particular reservoir properties. Horizontal and directional drilling technologies allow us to access up to three thousand feet of Edwards Limestone with a single well. In addition, these horizontal wells can often be drilled as horizontal re-entry wells from existing vertical wellbores, resulting in significant cost savings over drilling new wells. The application of these two techniques has resulted in significantly improved economic parameters for developing our Edwards Limestone natural gas reserves. During the first nine months of 2003, we have drilled four successful wells in the Stuart City Reef Trend (including one Wilcox well on our acreage), and we plan to drill four additional wells during the remainder of the year.

Our three most significant fields located on the Stuart City Reef Trend are the Yoakum field, the Word North field and the Kawitt field.

The Yoakum field is a natural gas field located in DeWitt and Lavaca Counties, Texas. This field was discovered in 1946 and currently has estimated ultimate recoverable natural gas of 44 Bcf. Currently, production is primarily from the Edwards and Wilcox Formations, with productive natural gas flow rates established in the Sligo Formation at 16,000 feet.

We operate five wells in the Yoakum field with an 86.3% average working interest and a 65.8% average net revenue interest. Most of our undeveloped locations are in units with a working interest of 98.3% and a net revenue interest of 74.0%. As of October 1, 2003, our properties in the Yoakum field contained 9.0 Bcfe (99.4% natural gas) of net proved reserves (44.5% developed) with a net pre-tax PV10% value of $15.2 million. Our net daily production as of such date was 4,002 Mcf/d of natural gas. Through the use of 2-D seismic data and well control we have defined significant remaining development potential in the eastern and southern parts of the field. Independent engineers have confirmed three proved undeveloped drilling locations as of October 1, 2003. These drilling opportunities are similar to the Julia Mott #1H well, which was drilled in April 2003 as a horizontal re-entry well and was successfully completed with an initial producing rate of 2,500 Mcf/d. We plan to drill one additional well in the Yoakum field during 2003.

The Word North field is the largest of three contiguous Edwards Limestone natural gas reservoirs located in Lavaca County, Texas. Natural gas production in the Word North field was discovered in 1960, and by the mid-1980s extended for eight miles northeast into Word North field. The Edwards Limestone at depths of 13,055 to 13,840 feet is the primary reservoir at Word North field. Additional production has been developed in the Wilcox Formation at depths of 7,170 to 10,140 feet, the Yegua Formation at depths of 5,800 to 6,980 feet and the Frio Formation at depths of 3,000 to 3,130 feet.

We have operated and non-operated interests in the Word North field, with an average working interest of 35.0%. As of October 1, 2003, our properties in the Word North field contained 14.3 Bcfe (97.5% natural gas) of net proved reserves (24.6% developed) with an estimated net pre-tax PV10% value of $18.6 million. Our net production for July 2003 was 13 barrels of oil per day and 1,382 Mcf/d of natural gas. In May 2003, we re-entered and sidetracked the Albert Smolik #3ST H well, which is currently producing 500 Mcf/d. We plan to drill one additional well in the Word North field during 2003.

The Kawitt field is located in Karnes and Dewitt Counties, Texas. The Kawitt field was discovered in 1960 and produces primarily from the Edwards Limestone at 13,400 feet, with secondary production from the Wilcox and Yegua Formations at depths between 6,600 and 9,500 feet.

As of October 1, 2003, our properties in the Kawitt field contained 8.6 Bcfe (76.3% natural gas) of net proved reserves (27.8% developed) with a net pre-tax PV10% value of $13.1 million. Our working interest in the Kawitt field is 100% and net production is two barrels of oil per day and 1,217 Mcf/d of natural gas. Our proved undeveloped drilling projects at Kawitt field consist of the three Edwards and four Wilcox wells. In addition, we hold significant undeveloped acreage within the productive area of the Kawitt field. Drilling in this field is guided by 3-D seismic data, which we use to identify the locations of faults within the reservoir and to estimate reservoir thickness. In September 2003, we drilled the Rhodes Trust #2 well to 9,600 feet. This well had an initial producing rate of 254 barrels of oil per day from the Wilcox Formation. In addition, we recently re-entered and sidetracked the Waskow #2H well and established an initial producing rate of 1300 Mcf/d from the Edwards Limestone at 15,689 feet. We plan to drill three horizontal re-entry wells in the Edwards Limestone and one vertical well in the Wilcox Formation in 2003.

Vicksburg Trend.    We own interests in several fields within the Vicksburg Trend located in the vicinity of Nueces Bay in San Patricio and Nueces Counties, Texas. These fields include the Agua Dulce, Triple A, South Midway, and East White Point fields. Natural gas and oil production in this area is from multiple, low permeability sandstone reservoirs within the Vicksburg and Frio Formations at depths ranging between 4,000 and 15,000 feet. These reservoirs are contained within highly faulted structures, typically resulting in multiple reservoir compartments within a given field. Our use of 3-D seismic data to delineate trapping faults and to directly detect oil and natural gas reservoirs has significantly enhanced our ability to discover and develop these reserves.

Production in the Agua Dulce field is from a series of highly faulted, overpressured, low permeability sandstones within the Vicksburg Formation at depths ranging from 8,000 to 10,000 feet. 3-D seismic data aids our drilling at Agua Dulce. Each wellbore in our drilling program is designed to access several natural gas-charged reservoir sands, which are then fracture simulated and simultaneously produced.

We operate 13 wells in the Agua Dulce field, in which we have a 99.0% average working interest and an average net revenue interest of 81.0%. As of October 1, 2003, our net production in the Agua Dulce field was 6.6 MMcf/d of natural gas and 11.5 barrels per day of condensate. Our properties in this field contained 20.7 Bcfe (90.1% natural gas) of net proved reserves (51.2% developed) with a net pre-tax PV10% value of $60.3 million. We have drilled two successful wells in the Agua Dulce field in 2003 and plan to drill an additional well this year.

South Texas Olmos Trend.    We own an average of 50% working interest in 250 natural gas wells located in Webb and LaSalle Counties, Texas which are operated by Lewis Petro Properties, Inc. These wells produce from low permeability sands in the Olmos, Escondido and Wilcox Formations at depths ranging from 4,000 to 8,000 feet. Improvements in drilling and fracture stimulation technology over the last several years have reduced our drilling costs and increased our reserve volumes. Our net daily production from Lewis Petro operated wells is four MMcf/d. As of October 1, 2003, these properties contained 15.0 Bcfe (100% natural gas) of net proved reserves with a pre-tax PV10% value of $23.8 million.

Development of these properties has continued at a steady pace with six to twelve new wells drilled per year since 1998. Our current drilling activity is primarily in the Escondido Formation in the Santo Tomas field, where a total of four wells will be drilled during 2003.

Additional Drilling Activity in the Gulf Coast/Permian Basin

In addition to the projects described above, we have an 18% working interest in a successful, non-operated drilling and recompletion project in South Timbalier, Block 185 of the Gulf of Mexico shelf area, offshore Louisiana. We have additional interests in ongoing drilling activity in South Timbalier, Blocks 200 and 203, which we expect to continue during the remainder of 2003.

Drilling activity planned for 2003 includes an operated Cotton Valley Formation test well in Leon County, Texas, at a depth of 15,000 feet, in which we have a 51% working interest and a non-operated drilling project in the South Midway field, San Patricio County, Texas, in which we have a 20% working interest.

Rocky Mountains

Our Rocky Mountain operations include assets in North Dakota, Montana, Colorado and Wyoming. As of October 1, 2003, our proved reserves in the Rocky Mountain region were 28.9 MMboe (91.0% oil), which accounted for 40.4% of our total proved reserves. The majority of our interests in the Rocky Mountain region are within North Dakota and Montana, where we have interests in 97 fields, 45 of which we operate. Approximately 87.0% of the proved reserves and approximately 86.7% of the pre-tax PV10% value of our Rocky Mountain operations are related to assets in North Dakota.

Significant Rocky Mountains Operations

Big Stick (Madison) Unit.    The Big Stick field, which contains the Big Stick (Madison) Unit, is located along a north-to-south trending geologic structure known as the Billings Nose in Billings County, North Dakota. The field was discovered by Tenneco Oil Company in 1979. Production within this field is primarily from a series of stacked, oil saturated, porous dolomites within the Mission Canyon Formation at an average depth of 9,400 feet. Additional, deeper pay zones include the Duperow Formation at 11,100 feet, and the Red River Formation at 12,700 feet. We acquired a 62% working interest (51.6% net revenue interest) in the Big Stick (Madison) Unit and its associated leasehold in early 2002 and have served as the unit operator since that date.

The Big Stick (Madison) Unit currently contains 37 producing wellbores and 12 water injection wells. Producing wells within the unit are developed on 160 acre spacing, and water is currently being reinjected with approximately one injector well per 1,200 acres. Although water injection has been moderately effective at maintaining reservoir pressure, the injector wells have not established an effective sweep.

We have recently completed a detailed reservoir model study of the Mission Canyon Formation, which has demonstrated that significant additional proved reserves may be recovered from the Big Stick (Madison) Unit. Specifically, this study indicates that production to date accounts for only 18% of the estimated 276 million barrels of oil originally in place within the Mission Canyon pay zones. The study also indicates that, through additional drilling designed to access poorly drained portions of the reservoir, a greater portion of the original oil in place may be recovered. Development of the Big Stick (Madison) Unit is proceeding through a combination of new vertical and horizontal drilling. Several of the horizontal wells are expected to be drilled as sidetracks from existing vertical wellbores within the field in order to optimize our capital investment.

Independent engineering estimates indicate that as of October 1, 2003 our properties in the Big Stick field contain 12.3 MMboe (8.1% natural gas) of net proved reserves (58.0% developed) with a net pre-tax PV10% value of $91.2 million.

As of October 1, 2003,we have drilled two horizontal re-entry and two directional wells. One of these wells has been successfully completed, producing 160 barrels of oil per day, two are currently being completed and one was unsuccessful for mechanical reasons. We plan to drill two additional wells in the Big Stick (Madison) Unit during the remainder of the year.

In addition to the Big Stick (Madison) Unit, the Duperow Formation has produced 1.6 MMbbls of oil and 2,300 MMcf of natural gas from three pools within the Big Stick field. Several Duperow wells were shut-in while still producing over 100 barrels of oil per day with low water cuts. The Red River Formation tested at a rate of 2.2 MMcfg/d of natural gas on a brief production test in 1979. The formation was not produced because of high (9.7%) hydrogen sulfide content and a lack of pipelines or facilities to transport or process this natural gas. Currently there are pipelines in the area capable of transporting this natural gas. We believe that the Duperow and the Red River Formations can be economically developed with vertical wells and existing infrastructure; however, additional natural gas compression facilities may be required as natural gas production from these formations increases. We plan to drill our first well to test the Red River Formation in late 2003.

North Elkhorn Ranch Unit.    The North Elkhorn Ranch Unit is located eight miles north of the Big Stick field in Billings County, North Dakota on the north end of the Billings Nose. The field was discovered by Tenneco in January 1981. The primary production in this field is from oil saturated, porous dolomites within the Mission Canyon Formation. Several of these zones are present and produce at the Big Stick (Madison) Unit. The average producing depth of these reservoirs is 9,500 feet. Additional, deeper pay zones include the Duperow Formation at 11,300 feet, and the Red River Formation at 13,100 feet. We acquired a 60.0% working interest (49.6% net revenue interest) in the North Elkhorn Ranch Unit and its associated leasehold in early 2002 and have served as the unit operator since that date.

The North Elkhorn Ranch Unit currently contains 23 producing wellbores and six water injection wells. Producing wells within this unit are developed on 160 acre spacing. Drilling opportunities in the North Elkhorn Ranch Unit are similar to those in the Big Stick (Madison) Unit, consisting of a mixture of new vertical and horizontal infill wells as well as some horizontal re-entry wells. We are currently in the process of obtaining permits for two wells that we plan to drill beginning in August 2003. An integrated reservoir model study planned for 2004 will be used to define the optimal development plan for the North Elkhorn Ranch Unit.

As of October 1, 2003, we had an interest in 23 producers, six water injectors and two water source wells. Our properties in the field contain 4.6 MMboe (6.5% natural gas) of net proved reserves (81.4% developed) with a net pre-tax PV10% value of $28.0 million. In addition, we have five proved undeveloped drilling locations in the Mission Canyon Formation and deeper drilling opportunities in the Duperow and Red River Formations. We plan to drill three new wells during the remainder of 2003.

Additional Drilling Activity in the Rocky Mountains

In addition to the projects described above, we are involved in several additional drilling projects on our Williston Basin properties. In Richland County, Montana, we are completing the third well of a successful five well horizontal drilling program targeting the Middle Bakken Dolomite in the Red Water field, in which we have a 40% working interest. These wells are drilled with dual horizontal boreholes and are fracture stimulated to enhance production. The estimated ultimate recovery from the first two wells is 704 Mbo gross and 232 Mbo net per well. We believe that the newer fracture technologies that have been instrumental to our success in Richland County have the potential to be applied to our extensive leasehold to the east in Billings, McKenzie and Golden Valley Counties, North Dakota.

Also in Richland County, we recently completed a 36 square mile 3-D seismic program and plan to complete a three-well drilling program in which we have a 50% working interest and which primarily targets the Red River Formation at 11,800 feet, later this year. The first well in this program was unsuccessful, but the information gained from that well, combined with our seismic data, has increased our understanding of the geologic conditions, which is necessary to establish commercial oil production and to establish future drilling locations.

We also have development drilling scheduled for our properties in the Roosevelt, Landa and Lucky Mound fields in North Dakota.

Michigan

Our Michigan operations include assets in Michigan and Ohio. Virtually all of the proved reserves and pre-tax PV10% value associated with our Michigan operations are from properties located in the state of Michigan. The Michigan region contributes 108.2 Bcfe (almost entirely natural gas) of net proved reserves to our portfolio of operations, which represents 25.2% of our total net proved reserves.

Production in Michigan can be divided into two groupings. The majority of the reserves reside in the Antrim Shale, none of which we operate. The non-Antrim Shale production is conventional oil and natural gas production and is a combination of operated and non-operated production. Additionally, we operate the West Branch and Stoney Point natural gas plants in the region. We believe these plants to be in excellent mechanical condition and capable of handling additional production without upgrading them. The West Branch Plant gathers production from the Clayton, West Branch and other smaller fields while 19 MMcf/d of capacity is available for additional third party natural gas.

Significant Michigan Operations

Antrim Shale.    The Antrim Shale play involves the production of natural gas from shallow (1,200 to 2,200 feet), fractured, Upper Devonian shale present within a 3,400 square mile region of northern Michigan. We own interests in 56 multi-well Antrim Shale natural gas projects within this area. As of October 1, 2003, our net proved reserves from these projects was 76.5 Bcfe (100% natural gas) with a pre-tax PV10% value of $110.5 million (16.6% of the total pre tax PV10% value of our reserves). Our net production from the Antrim Shale natural gas projects is 16.6 MMcf/d. our Antrim Shale properties are operated by a small number of Michigan-based companies, and our average working interest in the Antrim Shale projects is 39% with a 29.1% net revenue interest.

Approximately 20 of our Antrim Shale projects have significant remaining development potential. These projects are concentrated in three areas. In Briley Township, we have proved undeveloped reserves of 5.9 Bcf. The Old Vandy Projects in Charlevoix and Otsego Counties have proved undeveloped reserves of 2.1 Bcfe. An additional 4.8 Bcf of proved undeveloped reserves are present within eight additional townships which are less geographically concentrated. The aggregate pre-tax PV10% value of our Antrim Shale development opportunities is $16.3 million. During 2003, we have drilled 13 wells, and we expect to drill 18 additional wells during the remainder of 2003.

Conventional (non-Antrim Shale) Production.    Our non-Antrim Shale production is from conventional reservoirs (primarily the Prairie du Chien, Trenton and Black River Formations) located in Central Michigan. Estimated net proved reserves (75.0% developed) from these properties total 31.6 Bcfe (77.5% natural gas), which comprises 7.4% of our total net proved reserves, with a net pre-tax PV10% value of $73.7 million (11.1% of our total pre-tax PV10% value). We have interests in 18 oil and natural gas fields in this region and operate 7 of them. Our conventional non-Antrim Shale fields are estimated to be producing 5.4 MMcfe/d, net to our interest.

The Prairie du Chien fields produce natural gas and retrograde condensate from various intervals within a 500 to 800 foot thick sequence of sandstones and dolomitic sandstones at a depth of 10,500 to 11,200 feet. The low permeability and heterogeneous character of the Prairie du Chien reservoirs has resulted in low recovery of the original natural gas in place from the existing wells, providing us with significant opportunities for increased recovery through infill and horizontal drilling.

The South Buckeye field is a structurally-trapped natural gas accumulation in the Prairie du Chien Formation. The estimated range of original natural gas in place in the South Buckeye field is 195 to 331 Bcf. The total field production to date is 9.3 Bcfe, which is less than 5% of the original oil in place. In addition, present-day reservoir pressure is 4,800 pounds per square inch, which compares favorably with the original field pressure of 5,826 pounds per square inch.

As of October 1, 2003, two proved undeveloped drilling opportunities have been identified in the South Buckeye field, with a combined 2.0 Bcfe of net proved undeveloped reserves and a pre-tax PV 10% value of $3.44 million. We plan to drill one of these wells during 2003. We believe that significant additional potential exists for horizontal re-entry wells and conventional vertical and horizontal wells.

Mid-Continent

Our Mid-Continent operations include assets in Oklahoma, Arkansas and Kansas. The Mid-Continent region contributes 23.0 Bcfe (64.3% natural gas) of net proved reserves to our portfolio of operations, which represents 5.4% of total net proved reserves. The majority of the proved value within our Mid-Continent operations is related to properties in Oklahoma (approximately $25.7 million pre-tax PV10% value or 80.3% of the region’s pre-tax PV10% value). The Oklahoma production is scattered throughout the state, with the single largest concentration being in the company-operated Putnam Oswego Unit, located in Dewey and Custer Counties in West-Central Oklahoma.

Our proved properties located in Arkansas represent approximately $6.2 million of pre-tax PV10% value (19.4% of the region’s pre-tax PV10% value). Essentially all of the assets in Arkansas are operated, and are primarily in two fields, the Magnolia Smackover Pool Unit and the Wesson Hogg Sand Unit. Both of these fields are mature pressure maintenance units.

Cherokee Basin Coalbed Methane Project.    In 2002 and 2003, we acquired a 91,284 acre lease position in the Cherokee Basin, which is prospective for natural gas from coal seams (coalbed methane). Approximately 70,000 acres are concentrated in our Center prospect, which is located south of Emporia, Kansas and in which we have a 100% working interest.

In 2003, we conducted an eight-well drilling program to determine total coal thickness, natural gas content and reservoir properties of coal seams within the Cherokee Formation at an average depth of 2,200 feet. Based on the results of this program, we are currently implementing a pilot natural gas recovery project designed to determine the productive capacity of these coals. The first pilot well has recently begun to produce natural gas, but we expect that it will require between several weeks and several months before its total productive capacity can be determined.

If the pilot program is successful, we estimate that we may have approximately 460 additional drilling locations based on 111 acre spacing. Costs for implementing the project are estimated at $168,000 per well, which includes equity investment for saltwater disposal facilities, gathering facilities, compression, drilling and completion.

Acreage

The following table summarizes gross and net developed and undeveloped acreage at September 30, 2003 by region (net acreage is our percentage ownership of gross acreage). Acreage in which our interest is limited to royalty and overriding royalty interests is excluded.

	Developed Acreage		Undeveloped Acreage		Total Acreage
	Gross	Net	Gross	Net	Gross	Net
Gulf Coast/Permian Basin:
Texas	114,314	43,513	8,514	7,518	122,828	51,031
Louisiana	42,366	14,857	—	—	42,366	14,857
New Mexico	2,923	443	—	—	2,923	443

Sub-Total	159,603	58,813	8,514	7,518	168,117	66,331

Rocky Mountains:
North Dakota	79,410	46,964	109,000	42,000	188,410	88,964
Montana	24,320	8,120	177,000	48,400	201,320	56,520
Colorado	2,213	1,760	—	—	2,213	1,760
Wyoming	31,095	9,663	—	—	31,095	9,663

Sub-Total	137,038	66,507	286,000	90,400	423,038	156,907

Michigan:
Michigan	178,821	58,744	—	—	178,821	58,744
Ohio	320	256	—	—	320	256

Sub-Total	179,141	59,000	—	—	179,141	59,000

Mid-Continent:
Oklahoma	36,120	19,978	—	—	36,120	19,978
Arkansas	4,300	1,300	—	—	4,300	1,300
Kansas	320	160	91,284	90,395	91,604	90,555

Sub-Total	40,740	21,438	91,284	90,395	132,024	111,833

Total	516,522	205,758	385,798	188,313	902,320	394,071

Production History

The following table presents the historical information about our produced natural gas and oil volumes.

	Year Ended December 31,			Compounded Annual Growth Rate	Nine Months Ended September 30, 2003
	2000	2001	2002
Oil production (MMbbls)	1.6	2.1	2.3	19.9%	1.9
Natural gas production (Bcf)	16.9	19.8	21.4	12.5%	16.1
Total production (Bcfe)	26.5	32.4	35.2	15.3%	27.7
Daily production (MMcfe/d)	72.6	88.8	96.4	15.2%	103.5
Average sales prices:
Natural gas (per Mcf)(1)	$3.51	$3.82	$3.21	N/A	$4.98
Oil (per Bbl)(1)	26.96	23.85	23.35	N/A	27.71
Total (per Mcfe)(1)	4.07	3.88	3.48	N/A	4.83
Average production cost (per Mcfe)	2.16	2.57	2.72	N/A	2.90

(1)	Before consideration of hedging transactions.

Productive Wells

The following table presents our ownership at September 30, 2003 in productive oil and natural gas wells by region (a net well is our percentage ownership of a gross well).

	Oil Wells		Natural Gas Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Gulf Coast/Permian Basin:
Texas	1,508	136.6	743	260.3	2,251	396.9
Louisiana	18	1.6	96	28.8	114	30.4
New Mexico	39	1.4	8	1.5	47	2.9

Sub-Total	1,565	139.6	847	290.6	2,412	430.2

Rocky Mountains:
North Dakota	781	215.0	4	4.0	785	219.0
Montana	59	17.9	2	0.9	61	18.8
Colorado	9	6.6	8	1.5	17	8.1
Wyoming	87	17.7	98	12.2	185	29.9

Sub-Total	936	257.2	112	18.6	1,048	275.8

Michigan:
Michigan	78	64.9	948	337.2	1,026	402.1
Ohio	—	0.0	9	7.5	9	7.5

Sub-Total	78	64.9	957	344.7	1,035	409.6

Mid-Continent:
Oklahoma	239	69.5	164	72.8	403	142.3
Arkansas	112	81.2	—	—	112	81.2
Kansas	1	1.0	10	9.0	11	10.0

Sub-Total	352	151.7	174	81.8	526	233.5

Alabama, Mississippi and Utah	23	1.6	19	0.3	42	1.9

Total	2,954	615.0	2,109	736.0	5,063	1,351.0

Drilling Activity

We are engaged in numerous drilling activities on properties presently owned and intend to drill or develop other properties acquired in the future. The following table sets forth the results of our drilling activity for the last three years.

	Gulf Coast/ Permian Basin			Mid-Continent			Rocky Mountains			Michigan	Total
	2000	2001	2002	2000	2001	2002	2000	2001	2002	2002	2000	2001	2002
Gross:
Productive	15	22	10	1	3	3	4	31	7	4	20	56	24
Dry	4	6	6	2	—	—	1	2	3	—	7	8	9

Total	19	28	16	3	3	3	5	33	10	4	27	64	33

Net:
Productive	5.5	10.5	4.2	0.2	1.0	0.2	0.1	8.1	2.7	1.0	5.9	19.6	8.1
Dry	3.0	1.9	2.2	0.3	—	—	0.1	1.9	2.1	—	3.4	3.8	4.3

Total	8.5	12.4	6.4	0.5	1.0	0.2	0.2	10.0	4.8	1.0	9.3	23.4	12.4

Our drilling activities from exploratory wells included in the table above are located in the Gulf Coast/Permian Basin region only and consisted of no wells for 2000, one productive gross well (0.2 net) for 2001 and one dry gross well (0.15 net) for 2002.

The table below sets forth the results of our drilling activities for the nine months ended September 30, 2003:

	Gulf Coast/ Permian Basin	Mid-Continent	Rocky Mountains	Michigan	Total
Gross:
Productive	15	1	32	6	54
Dry	2	0	2	0	4

Total	17	1	34	6	58

Net:
Productive	9.4	0.1	3.8	2.4	15.6
Dry	0.9	0	1.1	0	2.0

Total	10.2	0.1	4.9	2.4	17.6

Our drilling activities from exploratory wells included in the table above consisted of one gross (0.5 net) exploratory dry well in the Rocky Mountain region.

Cost Information

We conduct our oil and natural gas activities entirely in the United States. Costs incurred in oil and natural gas producing activities are shown below.

	Year Ended December 31,			Nine Months Ended September 30, 2003
	2000	2001	2002
	(dollars in millions)
Proved property acquisition	$125.9	$66.0	$140.7	$10.3
Development	13.2	32.1	23.1	25.1
Exploration	1.1	0.8	1.8	2.5
Unproved property acquisition	0.3	0.1	0.9	0.2

Total	$140.5	$99.0	$166.5	$38.1

Net capitalized costs related to our oil and natural gas producing activities are shown below.

	Year Ended December 31,			Nine Months Ended September 30, 2003
	2000	2001	2002
	(dollars in millions)
Proved oil and natural gas properties	$349.4	$391.4	$553.9	$601.4
Unproved oil and natural gas properties	0.7	0.7	1.6	1.6
Accumulated depreciation, depletion and amortization	(123.9)	(110.8)	(152.6)	(181.6)

Oil and natural gas properties, net	$226.2	$281.3	$402.9	$421.4

Reserve Quantity Information

Our estimates of proved reserves and related valuations were based on reports prepared by Ryder Scott Company, L.P., Cawley, Gillespie & Associates, Inc. and R.A. Lenser & Associates, Inc., each independent petroleum and geological engineers, and Whiting Oil and Gas Corporation’s engineering staff, in accordance with the provisions of SFAS 69, “Disclosures About Oil and Gas Producing Activities.” The independent petroleum engineers evaluated approximately 84% of the pre-tax PV10% value of our proved reserves and Whiting Oil and Gas Corporation’s engineering staff evaluated the remainder. The estimates of proved reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes and other factors.

Our oil and natural gas reserves are attributable solely to properties within the United States. A summary of the changes in quantities of proved (developed and undeveloped) oil and natural gas reserves is shown below.

	Oil (MMbbl)	Natural Gas (Bcf)
Balance, December 31, 1999	11.9	122.6
Purchases of minerals in place	11.9	45.8
Extensions and discoveries	0.5	4.7
Sales of minerals in place	(1.1)	(8.8)
Production	(1.6)	(16.9)
Revisions of previous estimates	(2.5)	10.1

Balance, December 31, 2000	19.1	157.5
Purchases of minerals in place	1.0	89.8
Extensions and discoveries	1.1	9.3
Sales of minerals in place	(0.7)	(6.0)
Production	(2.1)	(19.8)
Revisions of previous estimates	(3.6)	(3.3)

Balance, December 31, 2001	14.8	227.5
Purchases of minerals in place	15.2	58.4
Extensions and discoveries	0.5	2.3
Sales of minerals in place	0.0	(0.9)
Production	(2.3)	(21.4)
Revisions of previous estimates	1.3	(29.9)

Balance, December 31, 2002	29.5	236.0

Purchases of minerals in place	0.8	3.1
Extensions and discoveries	1.4	13.7
Sales of minerals in place	0.0	0.0
Production	(1.9)	(16.1)
Revisions of previous estimates	5.1	(16.1)

Balance, September 30, 2003	34.9	220.6

Our proved developed oil and natural gas reserves are shown below.

	As of December 31,			As of October 1, 2003
	2000	2001	2002
Oil (MMbbls):
Developed	14.9	11.0	23.8	25.6
Undeveloped	4.2	3.8	5.7	9.3

Total	19.1	14.8	29.5	34.9

Natural Gas (Bcf):
Developed	134.4	136.8	167.6	165.4
Undeveloped	23.1	90.7	68.4	55.2

Total	157.5	227.5	236.0	220.6

Total (Bcfe):
Developed	223.8	202.8	310.4	318.9
Undeveloped	48.3	113.5	102.6	110.8

Total	272.1	316.3	413.0	429.7

Standardized Measure of Discounted Future Net Cash Flows

Our standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves and changes in the standardized measure as described below were prepared in accordance with the provisions of SFAS 69. Future cash inflows were computed by applying year-end prices to estimated future production. Future production and development costs are computed by estimating the expenditures to be incurred in producing and developing the proved oil and natural gas reserves at year-end, based on year-end costs and assuming continuation of existing economic conditions.

Future income tax expenses are calculated by applying appropriate year-end tax rates to future pre-tax net cash flows relating to proved oil and natural gas reserves, less the tax basis of properties involved. Future income tax expenses give effect to permanent differences, tax credits and loss carryforwards relating to the proved oil and natural gas reserves. Future net cash flows are discounted at a rate of 10 percent annually to derive the standardized measure of discounted future net cash flows. This calculation procedure does not necessarily result in an estimate of the fair market value or the present value of our oil and natural gas properties.

The standardized measure of discounted future net cash flows relating to the proved oil and natural gas reserves are shown below.

	As of December 31,			As of September 30, 2003
	2000	2001	2002
	(dollars in millions)
Future cash inflows	$1,912.5	$880.9	$1,854.9	$1,976.4
Future production costs	(523.5)	(379.7)	(677.1)	(767.2)
Future development costs	(32.8)	(75.6)	(65.4)	(68.4)
Future income tax expense	(398.4)	(62.0)	(270.5)	(292.0)

Total future net cash flows	957.8	363.6	841.8	848.8
10% annual discount	(438.6)	(151.9)	(365.8)	(353.3)

Standardized measure of discounted future net cash flows	$519.2	$211.7	$476.0	$495.5

The changes in the standardized measure of discounted future net cash flows relating to the proved oil and natural gas reserves are shown below.

	2000	2001	2002	Nine Months Ended September 30, 2003
	(dollars in millions)
Beginning balance	$150.9	$519.2	$211.7	$476.0
Net change in income taxes	(170.3)	183.1	(116.9)	(17.5)
Purchases of minerals in place	241.1	84.6	241.8	12.3
Accretion of discount	19.0	73.5	24.8	47.2
Extensions, discoveries and improved recoveries	33.9	17.5	6.6	29.6
Development costs, net	4.4	(3.3)	(11.3)	(3.0)
Sales of minerals in place	(18.0)	(11.2)	(0.7)	0.0
Revisions of previous quantity estimates	(9.6)	(16.2)	(36.2)	24.9
Sale of oil and natural gas produced, net of production costs	(76.7)	(87.3)	(80.3)	(93.4)
Changes in prices and production costs	359.4	(528.1)	212.2	11.9
Changes in production rates and other	(14.9)	(20.1)	24.4	7.5

Ending balance	$519.2	$211.7	$476.0	$495.5

Marketing and Major Customers

We principally sell our oil and natural gas production to end users, marketers and other purchasers that have access to nearby pipeline facilities. In areas where there is no practical access to pipelines, oil is trucked to storage facilities. Our marketing of oil and natural gas can be affected by factors beyond our control, the effects of which cannot be accurately predicted. For fiscal year 2002, no single customer was responsible for generating 10% or more of our total oil and natural gas sales.

Title to Properties

Our properties are subject to customary royalty interests, liens under indebtedness, liens incident to operating agreements, liens for current taxes and other burdens, including other mineral encumbrances and restrictions. Our credit agreement is also secured by a first lien on substantially all of our assets. We do not believe that any of these burdens materially interferes with the use of our properties in the operation of our business.

We believe that we have satisfactory title to or rights in all of our producing properties. As is customary in the oil and natural gas industry, minimal investigation of title is made at the time of acquisition of undeveloped properties. In most cases, we investigate title and obtain title opinions from counsel only when we acquire producing properties or before commencement of drilling operations.

Competition

We operate in a highly competitive environment for acquiring properties, marketing oil and natural gas and securing trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in the areas in which we operate. Those companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and natural gas industry.

Our Relationship with Alliant Energy

Whiting Oil and Gas Corporation is currently an indirect wholly-owned subsidiary of Alliant Energy, an energy services provider engaged primarily in regulated utility operations in the Midwest, with other non-regulated domestic and international operations. In November 2002, Alliant Energy announced that its board of directors had approved various strategic actions designed to maintain a strong credit profile, strengthen its balance sheet and position it for improved long-term financial performance. These strategic actions include the sale of, or other exit strategies for, a number of its non-regulated businesses, including Whiting Oil and Gas Corporation. This offering of our common stock pursuant to this prospectus is intended to facilitate Alliant Energy’s plan to exit its involvement in the exploration and production business. Accordingly, we will receive no proceeds from this offering.

After this offering, we expect that Alliant Energy will beneficially own approximately 17.8% of our outstanding common stock, assuming the issuance of approximately 408,000 shares issuable to our employees in connection with this offering pursuant to our phantom equity plan as if this offering had been completed as of September 30, 2003. See “Management—Change of Control Arrangements.” Alliant Energy currently intends to divest its remaining interest in us, subject to market conditions. See “Stock Ownership of Management and Selling Stockholders” and “Risk Factors—Risks Related to Our Relationship with Alliant Energy.” Alliant Energy and Resources have agreed, with exceptions, not to sell or transfer any of our common stock for 180 days after the date of this prospectus. See “Underwriting—No Sale of Similar Securities.” In addition, we and Alliant Energy will enter into various agreements that will govern our relationship with Alliant Energy after the offering. As a result of these agreements and Alliant Energy’s significant ownership of our common stock, Alliant Energy will be in a position to influence the manner in which our business is operated and the outcome of stockholder votes on the election of directors and other matters. See “Relationship with Alliant Energy Corporation” for a description of these agreements. We will not have any material commercial relationships with Alliant Energy after this offering.

Regulation

Public Utility Holding Company Act of 1935

Alliant Energy is a registered public utility holding company under PUHCA. Until Alliant Energy owns less than 10% of our common stock, we will continue to be subject to regulation under PUHCA, as a subsidiary company of a public utility holding company registered under PUHCA. As a result, we will be subject to limitations under PUHCA related to our acquisition strategy, ownership and operation of energy assets outside of our current business plan, payments of dividends by us and our subsidiaries from capital surplus and issuances of securities. Once Alliant Energy owns less than 10% of our common stock, we do not expect to be subject to regulation under PUHCA as a subsidiary company and we do not currently intend to take actions that would cause us subsequently to become subject to regulation under PUHCA. We and Alliant Energy have agreed that, to the extent available, we may seek an exemption from our being considered a “subsidiary company” of Alliant Energy for purposes of PUHCA.

PUHCA prohibits Alliant Energy and its subsidiaries, including us, from making additional investments in non-utility “energy assets” without approval from the SEC. Currently, Alliant Energy and its subsidiaries are authorized under an order issued by the SEC under PUHCA to invest, without further approval from the SEC, up to $800 million in additional “energy assets” in the United States and Canada. The SEC order expires on December 31, 2004. As defined in the SEC order, “energy assets” include natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities. Without obtaining another order from the SEC, we will not be able to acquire assets that fall outside of these categories. As of September 30, 2003, Alliant Energy and its subsidiaries, including us, had used approximately $401 million of the $800 million granted under the SEC order. Alliant Energy has agreed that we may use up to $300 million of the remaining $399 million authority under the SEC order. In addition, we and Alliant Energy have applied for an amendment to the SEC order that would provide us $800 million of our own authority to make investments in “energy assets,” of which we would have used $396 million and of which $404 million would still have been available as of September 30, 2003.

If Alliant Energy continues to own 10% or more of our common stock after December 31, 2004 and the SEC does not extend the order beyond that date or grant us our own authority in an amendment to the order, or if the authority to make investments in “energy assets” under Alliant Energy’s or our own authority is not sufficient to maintain our acquisition strategy, then our operations may be adversely affected and we may not be able to pursue our business strategies.

Further, we and our subsidiaries are authorized under an order issued by the SEC to pay dividends out of capital or unearned surplus. This order is necessary to exempt us and our subsidiaries from restrictions on the payment of dividends contained in PUHCA and expiring on December 31, 2004. If Alliant Energy continues to own 10% or more of our common stock after December 31, 2004 and the SEC does not extend the order beyond that date or grant us our own order, cash held by our subsidiaries may not be able to be distributed to us, reducing our cash management flexibility and increasing our need for working capital and external financing.

PUHCA also regulates our issuance of securities and requires compliance with applicable SEC rules respecting such issuances. Current SEC rules exempt our issuances of securities from PUHCA requirements so long as the securities are issued solely for the purpose of financing our existing business.

Regulation of Transportation and Sale of Natural Gas

Historically, the transportation and sale for resale of natural gas in inter state commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and regulations issued under those Acts by the Federal Energy Regulatory Commission, or the FERC. In the past, the federal government has regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead natural gas sales began with the enactment of the Natural Gas Policy Act. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act. The Decontrol Act removed all Natural Gas Act and Natural Gas Policy Act price and non-price controls affecting wellhead sales of natural gas effective January 1, 1993.

Since 1985, the FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers on an open and non-discriminatory basis. The FERC has stated that open access policies are necessary to improve the competitive structure of the interstate natural gas pipeline industry and to create a regulatory framework that will put natural gas sellers into more direct contractual relations with natural gas buyers by, among other things, unbundling the sale of natural gas from the sale of transportation and storage services. Beginning in 1992, the FERC issued Order No. 636 and a series of related orders to implement its open access policies. As a result of the Order No. 636 program, the marketing and pricing of natural gas have been significantly altered. The interstate pipelines’ traditional role as wholesalers of natural gas has been eliminated and replaced by a structure under which pipelines provide transportation and storage service on an open access basis to others who buy and sell natural gas. Although the FERC’s orders do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry.

In 2000, the FERC issued Order No. 637 and subsequent orders, which imposed a number of additional reforms designed to enhance competition in natural gas markets. Among other things, Order No. 637 revised the FERC’s pricing policy by waiving price ceilings for short-term released capacity for a two-year experimental period, and effected changes in FERC regulations relating to scheduling procedures, capacity segmentation, penalties, rights of first refusal and information reporting. Most pipelines’ tariff filings to implement the requirements of Order No. 637 have been accepted by the FERC and placed into effect. While most major aspects of Order No. 637 have been upheld on judicial review, certain issues such as capacity segmentation and right of first refusal are pending further consideration by the FERC. We cannot predict what action FERC will take on these matters in the future, or whether the FERC’s actions will survive further judicial review.

The Outer Continental Shelf Lands Act, which the FERC implements as to transportation and pipeline issues, requires that all pipelines operating on or across the outer continental shelf provide open access, non-discriminatory transportation service. One of the FERC’s principal goals in carrying out this Act’s mandate is to increase transparency in the market to provide producers and shippers on the outer continental shelf with greater assurance of open access services on pipelines located on the outer continental shelf and non-discriminatory rates and conditions of service on such pipelines.

We cannot accurately predict whether the FERC’s actions will achieve the goal of increasing competition in markets in which our natural gas is sold. Additional proposals and proceedings that might affect the natural gas industry are pending before the FERC and the courts. The natural gas industry historically has been very heavily regulated. Therefore, we cannot provide any assurance that the less stringent regulatory approach recently established by the FERC will continue. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers.

Intrastate natural gas transportation is subject to regulation by state regulatory agencies. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation in any states in which we operate and ship natural gas on an intrastate basis will not affect our operations in any way that is of material difference from those of our competitors.

Regulation of Transportation of Oil

Sales of crude oil, condensate and natural gas liquids are not currently regulated and are made at negotiated prices. Nevertheless, Congress could reenact price controls in the future.

Our sales of crude oil are affected by the availability, terms and cost of transportation. The transportation of oil in common carrier pipelines is also subject to rate regulation. The FERC regulates interstate oil pipeline transportation rates under the Interstate Commerce Act. In general, interstate oil pipeline rates must be cost-based, although settlement rates agreed to by all shippers are permitted and market-based rates may be permitted in certain circumstances. Effective January 1, 1995, the FERC implemented regulations establishing an indexing system (based on inflation) for transportation rates for oil that allowed for an increase or decrease in the cost of transporting oil to the purchaser. A review of these regulations by the FERC in 2000 was successfully challenged on appeal by an association of oil pipelines. On remand, the FERC in February 2003 increased the index slightly, effective July 2001. Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, we believe that the regulation of oil transportation rates will not affect our operations in any way that is of material difference from those of our competitors.

Further, interstate and intrastate common carrier oil pipelines must provide service on a non-discriminatory basis. Under this open access standard, common carriers must offer service to all shippers requesting service on the same terms and under the same rates. When oil pipelines operate at full capacity, access is governed by prorationing provisions set forth in the pipelines’ published tariffs. Accordingly, we believe that access to oil pipeline transportation services generally will be available to us to the same extent as to our competitors.

Regulation of Production

The production of oil and natural gas is subject to regulation under a wide range of local, state and federal statutes, rules, orders and regulations. Federal, state and local statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. All of the states in which we own and operate properties have regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum allowable rates of production from oil and natural gas wells, the regulation of well spacing, and plugging and abandonment of wells. The effect of these regulations is to limit the amount of oil and natural gas that we can produce from our wells and to limit the number of wells or the locations at which we can drill, although we can apply for exceptions to such regulations or to have reductions in well spacing. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and natural gas liquids within its jurisdiction.

Some of our offshore operations are conducted on federal leases that are administered by Minerals Management Service, or MMS, and are required to comply with the regulations and orders issued by MMS under the Outer Continental Shelf Lands Act. Among other things, we are required to obtain prior MMS approval for any exploration plans we pursue and our development and production plans for these leases. MMS regulations also establish construction requirements for production facilities located on our federal offshore leases and govern the plugging and abandonment of wells and the removal of production facilities from these leases. Under limited circumstances, MMS could require us to suspend or terminate our operations on a federal lease.

MMS also establishes the basis for royalty payments due under federal oil and natural gas leases through regulations issued under applicable statutory authority. State regulatory authorities establish similar standards for royalty payments due under state oil and natural gas leases. The basis for royalty payments established by MMS and the state regulatory authorities is generally applicable to all federal and state oil and natural gas lessees. Accordingly, we believe that the impact of royalty regulation on our operations should generally be the same as the impact on our competitors.

The failure to comply with these rules and regulations can result in substantial penalties. Our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect our operations.

Environmental Regulations

General.     Our oil and natural gas exploration, development and production operations are subject to stringent federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Numerous governmental agencies, such as the U.S. Environmental Protection Agency, also referred to as the “EPA,” issue regulations to implement and enforce such laws, which often require difficult and costly compliance measures that carry substantial administrative, civil and criminal penalties or may result in injunctive relief for failure to comply. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentrations of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit project siting, construction, or drilling activities on certain lands laying within wilderness, wetlands, ecologically sensitive and other protected areas, require remedial action to prevent pollution from former operations, such as plugging abandoned wells or closing pits, and impose substantial liabilities for pollution resulting from our operations. The EPA and analogous state agencies may delay or refuse the issuance of required permits or otherwise include onerous or limiting permit conditions that may have a significant adverse impact on our ability to conduct operations. The regulatory burden on the oil and natural gas industry increases the cost of doing business and consequently affects its profitability.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly waste handling, storage, transport, disposal or cleanup requirements could materially adversely affect our operations and financial position, as well as those of the oil and natural gas industry in general. While we believe that we are in substantial compliance with current applicable environmental laws and regulations and have not experienced any material adverse effect from compliance with these environmental requirements, there is no assurance that this trend will continue in the future.

The environmental laws and regulations which have the most significant impact on the oil and natural gas exploration and production industry are as follows:

Superfund.    The Comprehensive Environmental Response, Compensation and Liability Act of 1980, also known as “CERCLA” or “Superfund,” and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a “hazardous substance” into the environment. These persons include the “owner” or “operator” of a disposal site or sites where a release occurred and entities that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. In the course of our ordinary operations, we may generate waste that may fall within CERCLA’s definition of a “hazardous substance.” Consequently, we may be jointly and severally liable under CERCLA or comparable state statutes for all or part of the costs required to clean up sites at which these wastes have been disposed or released.

We currently own or lease, and in the past have owned or leased, properties that for many years have been used for the exploration and production of oil and natural gas. Although we and our predecessors have used operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed or released on, under, or from the properties owned or leased by us or on, under, or from other locations where these wastes have been taken for disposal. In addition, many of these owned and leased properties have been operated by third parties whose management and disposal of hydrocarbons and wastes were not under our control. Similarly, the waste disposal facilities where wastes are sent are also often operated by third parties whose waste treatment and disposal practices may not be adequate. While we only use what we consider to be reputable disposal facilities, we might not know of a potential problem if the disposal occurred before we acquired the property. Our properties, adjacent affected properties, the disposal sites, and the waste itself may be subject to CERCLA and analogous state laws. Under these laws, we could be required:

•	to remove or remediate previously disposed wastes, including wastes disposed or released by prior owners or operators or other third parties;

•	to clean up contaminated property, including contaminated groundwater; or

•	to perform remedial operations to prevent future contamination.

At this time, we do not believe that we are associated with any Superfund site and we have not been notified of any claim, liability or damages under CERCLA.

Oil Pollution Act.    The Oil Pollution Act of 1990, also known as “OPA,” and regulations issued under OPA impose liability on “responsible parties” for damages resulting from oil spills into or upon navigable waters, adjoining shorelines or in the exclusive economic zone of the United States. Liability under OPA is strict, and under certain circumstances joint and several, and potentially unlimited. A “responsible party” includes the owner or operator of an onshore facility and the lessee or permittee of the area in which an offshore facility is located. The OPA also requires the lessee or permittee of the offshore area in which a covered offshore facility is located to establish and maintain evidence of financial responsibility in the amount of $35 million ($10 million if the offshore facility is located landward of the seaward boundary of a state) to cover liabilities related to an oil spill for which such person is statutorily responsible. The amount of required financial responsibility may be increased above the minimum amounts to an amount not exceeding $150 million, depending on the risk represented by the quantity or quality of oil that is handled by the facility. We believe we are in compliance with all applicable OPA financial responsibility obligations. Any failure to comply with OPA’s requirements or inadequate cooperation during a spill response action may subject a responsible party to civil or criminal enforcement actions. We are not aware of any action or event that would subject us to liability under OPA, and we believe that compliance with OPA’s financial responsibility and other operating requirements will not have a material adverse effect on us.

Resource Conservation Recovery Act.    The Resource Conservation and Recovery Act, also known as “RCRA,” is the principal federal statute governing the treatment, storage and disposal of hazardous wastes. RCRA imposes stringent operating requirements, and liability for failure to meet such requirements, on a person who is either a “generator” or “transporter” of hazardous waste or an “owner” or “operator” of a hazardous waste treatment, storage or disposal facility. RCRA and many state counterparts specifically exclude from the definition of hazardous waste “drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of crude oil, natural gas or geothermal energy” and thus we are not required to comply with a substantial portion of RCRA’s requirements because our operations generate minimal quantities of hazardous wastes. However, these wastes may be regulated by EPA or state agencies as solid waste. In addition, ordinary industrial wastes, such as paint wastes, waste solvents, laboratory wastes, and waste compressor oils, may be regulated as hazardous waste. Although we do not believe the current costs of managing our wastes as they are presently classified to be significant, any repeal or modification of the oil and natural gas exploration and production exemption by administrative, legislative or judicial process, or modification of similar exemptions in applicable state statutes, would increase the volume of hazardous waste we are required to manage and dispose of and would cause us, as well as our competitors, to incur increased operating expenses.

Clean Air Act.    The Clean Air Act, also known as “CAA,” restricts the emission of air pollutants from many sources, including oil and natural gas operations. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to obtain additional permits and incur capital costs in order to remain in compliance. In addition, more stringent regulations governing emissions of toxic air pollutants are being developed by the EPA, and may increase the costs of compliance for some facilities. We believe that we are in substantial compliance with all applicable air emissions regulations and that we hold or have applied for all necessary permits for our operations.

Clean Water Act.    The Federal Water Pollution Control Act of 1972, or the Clean Water Act, imposes restrictions and controls on the discharge of produced waters and other wastes into navigable waters. Permits must be obtained to discharge pollutants into state and federal waters and to conduct construction activities in waters and wetlands. Certain state regulations and the general permits issued under the Federal National Pollutant Discharge Elimination System program prohibit the discharge of produced water, sand, drilling fluids, drill cuttings and certain other substances related to the oil and natural gas industry into certain coastal and offshore waters. Further, the EPA has adopted regulations requiring certain oil and natural gas exploration and production facilities to obtain permits for storm water discharges. Costs may be associated with the treatment of wastewater or developing and implementing storm water pollution prevention plans. The Clean Water Act and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges for oil and other pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release. In furtherance of the Clean Water Act, the EPA promulgated the Spill Prevention, Control, and Countermeasure, or SPCC, regulations, which require certain oil containing facilities to prepare plans and meet construction and operating standards. The SPCC regulations were revised in 2002 and will require updated SPCC plans beginning in early 2004. We believe that our operations comply in all material respects with the requirements of the Clean Water Act and state statutes enacted to control water pollution and that updating of our SPCC plans will not have a significant impact on our operations.

Safe Drinking Water Act.    Underground injection is the subsurface placement of fluid through a well, such as the re-injection of brine produced and separated from oil and natural gas production. In our industry, underground injection not only allows us to economically dispose of produced water, but if injected into an oil bearing zone, it can increase the oil production from such zone. The Safe Drinking Water Act of 1974 establishes a regulatory framework for underground injection, the primary objective of which is to ensure the mechanical integrity of the injection apparatus and to prevent migration of fluids from the injection zone into underground sources of drinking water. The disposal of hazardous waste by underground injection is subject to stricter requirements than the disposal of produced water. (If wastes are classified as hazardous, they must be properly transported, using a uniform hazardous waste manifest, documented, and disposed at an approved hazardous waste facility.) We currently own and operate various underground injection wells. Failure to abide by our permits could subject us to civil and/or criminal enforcement. We believe that we are in compliance in all material respects with the requirements of applicable state underground injection control programs and our permits.

Endangered Species Act.    Certain flora and fauna that have officially been classified as “threatened” or “endangered” are protected by the Endangered Species Act. This law prohibits any activities that could “take” a protected plant or animal or reduce or degrade its habitat area. If endangered species are located in an area we wish to develop, the work could be prohibited or delayed, or expensive mitigation might be required.

Migratory Bird Act.    If migratory birds are injured or killed because of improper facility construction or maintenance methods that result in such birds being exposed to oil or other related substances, the operator of that facility is subject to substantial fines. We frequently inspect the properties we operate to make sure that the screens covering open top tanks and pits are in good condition and that any oil film on the water contained in them is promptly removed.

Consideration of Environmental Issues in Connection with Governmental Approvals.    Our operations frequently require licenses, permits and/or other governmental approvals. Several federal statutes, including the Outer Continental Shelf Lands Act, the National Environmental Policy Act, and the Coastal Zone Management Act require federal agencies to evaluate environmental issues in connection with granting such approvals and/or taking other major agency actions. The Outer Continental Shelf Lands Act, for instance, requires the U.S. Department of Interior to evaluate whether certain proposed activities would cause serious harm or damage to the marine, coastal or human environment. Similarly, the National Environmental Policy Act requires the Department of Interior and other federal agencies to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency would have to prepare an environmental assessment and, potentially, an environmental impact statement. The Coastal Zone Management Act, on the other hand, aids states in developing a coastal management program to protect the coastal environment from growing demands associated with various uses, including offshore oil and natural gas development. In obtaining various approvals from the Department of Interior, we must certify that we will conduct our activities in a manner consistent with these regulations.

Naturally Occurring Radioactive Materials.    Naturally Occurring Radioactive Materials, or NORM, are materials whose radioactivity is enhanced by processing such as mineral extraction or oil and natural gas production. NORM wastes are regulated under the RCRA framework, but primary responsibility for NORM regulation has been a state function. Standards have been developed for worker protection; treatment, storage and disposal of NORM waste; management of waste piles, containers and tanks; and limitations upon the release of NORM contaminated land for unrestricted use. We believe that our operations are in material compliance with all applicable NORM standards.

Abandonment Costs.    One of the responsibilities of owning and operating oil and natural gas properties is paying for the cost of abandonment. Effective January 1, 2003, companies are required to reflect abandonment costs as a liability on their balance sheets in the period in which it is incurred. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—New Accounting Policies.”

Employees

As of September 30, 2003, we had 110 full-time employees, including five senior level geoscientists and fourteen petroleum engineers. Our employees are not represented by any labor union. We consider our relations with our employees to be satisfactory, and have never experienced a work stoppage or strike.

Legal Proceedings

In the ordinary course of business, we are a claimant or a defendant in various legal proceedings. In the opinion of our management, we do not have any litigation pending or threatened that is material.

Environmental and Safety

In the opinion of our management, our operations comply in all material respects with applicable environmental legislation and regulations. We believe that compliance with existing federal, state, and local laws, rules, and regulations regulating the discharge of materials into the environment or otherwise relating to the protection of the environment will not have any material effect upon our capital expenditures, earnings, or competitive position.

We take safety as a priority as shown by the fact that there have been no safety-related Notices of Violation, Lost Time Accidents or Worker’s Compensation claims in 2001 or 2002. In addition, there have been minimal vehicle insurance claims during the last two years. All required employees are current with HAZWOPER, H2S, CPR and First Aid training. We maintain a comprehensive safety manual that is distributed on CD. In addition, we have an ongoing CD based safety-training program. All field employees are required to attend quarterly safety meetings. Target areas are identified and emphasized as necessary from year to year.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers, certain other officers and directors as of September 30, 2003:

Name	Age	Position
James J. Volker	56	President and Chief Executive Officer and Director
D. Sherwin Artus	66	Senior Vice President
James R. Casperson	56	Chief Financial Officer
James T. Brown	51	Vice President, Operations
John R. Hazlett	64	Vice President, Acquisitions and Land
Mark R. Williams	47	Vice President, Exploration and Development
Patricia J. Miller	66	Vice President of Human Resources and Corporate Secretary
Michael J. Stevens	38	Controller and Treasurer
Joseph A. Farrar, Jr*.	63	Manager of Acquisitions and Engineering
Charles LaCouture*	47	Manager of Marketing
Gale Keithline*	52	Director of Information Technology
Thomas L. Aller	54	Director
James E. Hoffman	50	Director
Graydon D. Hubbard	69	Director
J. B. Ladd	79	Director
Kenneth R. Whiting	76	Director

*	Not an executive officer.

The following biographies describe the business experience of our executive officers and directors:

James J. Volker joined us in August 1983 as Vice President of Corporate Development and served in that position through April 1993. In March 1993, he became a contract consultant to us and served in that capacity until August 2000, at which time he became Executive Vice President and Chief Operating Officer. Mr. Volker was appointed President and Chief Executive Officer and a director in January 2002. Mr. Volker was co-founder, Vice President and later President of Energy Management Corporation from 1971 through 1982. He has over thirty years of experience in the oil and natural gas industry. Mr. Volker has a degree in finance from the University of Denver, a MBA from the University of Colorado and has completed H. K. VanPoolen and Associates’ course of study in reservoir engineering.

D. Sherwin Artus joined us in January 1989 as Vice President of Operations and became Executive Vice President and Chief Operating Officer in July 1999. In January 2000, he was appointed President and Chief Executive Officer and a director. In January 2002, he became Senior Vice President. He has been in the oil and natural gas business for forty years. Mr. Artus holds a Bachelor’s Degree in geologic engineering and a Master’s Degree in mining engineering from the South Dakota School of Mines and Technology.

James R. Casperson joined us in February 2000 as Vice President of Finance and Chief Financial Officer. From June 1985 to February 2000, he was founder and president of Casperson, Inc., a private consulting firm. Mr. Casperson has twenty-five years of financial and operational experience in the oil and natural gas industry. Mr. Casperson holds a Bachelor’s Degree from Texas Tech University.

James T. Brown joined us in May 1993 as a consulting engineer. In March 1999, he became Operations Manager and, in January 2000, he became Vice President of Operations. Mr. Brown has twenty-nine years of oil and natural gas experience in the Rocky Mountains, Gulf Coast, California and Alaska. Mr. Brown is a graduate of the University of Wyoming, with a Bachelor’s Degree in civil engineering and a MBA from the University of Denver.

John R. Hazlett joined us in January 1994 as Vice President of Land and Acquisitions. He has forty years of experience in the oil and natural gas industry as a land man and acquisitions team leader. Mr. Hazlett is a graduate of Ft. Hays State College in Hays, Kansas. Mr. Hazlett is a Certified Professional Landman.

Mark R. Williams joined us in December 1983 as Exploration Geologist, becoming Vice President of Exploration and Development in December 1999. He has twenty-two years of experience in the oil and natural gas industry and his areas of primary technical expertise are in sequence stratigraphy, seismic interpretation and petroleum economics. Mr. Williams is a graduate of the Colorado School of Mines with a Master’s Degree in geology and holds a Bachelor’s Degree in geology from the University of Utah.

Patricia J. Miller joined us in April 1980 as Corporate Secretary and as Secretary to our President, becoming Director of Human Resources in May 1994. In November 2001, she was appointed Vice President of Human Resources. Mrs. Miller attended business school at Otero Junior College in LaJunta, Colorado and at Texas A & I in Kingsville, Texas.

Michael J. Stevens joined us in May 2001 as Controller, and became Treasurer in January 2002. From 1993 until May 2001, he served as Chief Financial Officer, Controller, Secretary and Treasurer at Inland Resources Inc., a company engaged in oil and natural gas exploration and development. He spent seven years in public accounting with Coopers & Lybrand in Minneapolis, Minnesota. He is a graduate of Mankato State University of Minnesota and is a certified public accountant.

Joseph A. Farrar, Jr. joined us in November 1991 as Manager of Acquisitions and Engineering. He has been in charge of our reservoir engineering and acquisition evaluation since that time. He has forty years of oil and natural gas experience and holds Bachelor’s and Master’s Degrees in petroleum engineering from the University of Tulsa.

Charles LaCouture joined us in January 2002 as Manager of Marketing and Business Development. From February 1996 to January 2002, he was employed in the same position with Alliant Energy Investments, Inc. He has over twenty years of oil and natural gas experience. Mr. LaCouture holds a Bachelor’s Degree from Texas A & M University.

Gale Keithline joined us in May 2003 as Director of Information Technology. From 1998 until May 2003, he was the Principal for Impact Systems Consulting, an information technology consulting company. From 1995 to 1998, Mr. Keithline was the Director for Resort Computer Corporation. He has over 23 years of experience in the information technology field. He is a graduate of Metro State College and presently holds a position on the board of the Computer Management Science Advisory Board at Metro State College.

Thomas A. Aller has been a director since 1997. He has served as President of Alliant Energy Investments, Inc. since April 1998 and was appointed interim Executive Vice President—Energy Delivery of Alliant Energy in September 2003. From 1993 to 1998, he served as Vice President of IES Investments. He received his Bachelor’s Degree in political science from Creighton University and his Master’s Degree in municipal administration from the University of Iowa.

James E. Hoffman has been a director since 1997. He has been Executive Vice President—Business Development of Alliant Energy and President of Resources since April 1998. Mr. Hoffman is also a director of McLeodUSA Incorporated, a telecommunications provider. Mr. Hoffman received his BBA in finance and management information systems from the University of Iowa.

Graydon D. Hubbard has been a director since September 2003. He is a retired certified public accountant and was a partner of Arthur Andersen LLP in its Denver office for more than five years prior to his retirement in November 1989. Since 1991, he has served as a director of Allied Motion Technologies Inc., a company engaged in the business of designing, manufacturing and selling motion control products. Mr. Hubbard is also an author. He received his Bachelor’s Degree in accounting from the University of Colorado.

J. B. Ladd has been a director since our inception in January of 1980. He is an independent oil and natural gas operator with offices in Los Angeles, California and Denver, Colorado. He has over 50 years of experience in the oil and natural gas industry working for Texaco and Consolidated Oil and Gas, Inc. and as an independent oil and natural gas operator. He founded Ladd Petroleum Corporation in 1968, which was merged into Utah International in 1973 and later merged into General Electric Company in 1976. Mr. Ladd received a degree in petroleum engineering from the University of Kansas.

Kenneth R. Whiting is our founder and has been a director and an employee of Whiting since our inception in January of 1980. He was President and Chief Executive Officer from our inception until 1993, when he was appointed Vice President of International Business for IES Diversified, our parent company’s predecessor. From 1978 to late 1979 he served as President of Webb Resources, Inc. He has many years of experience in the oil and natural gas industry, including his position as Executive Vice President of Ladd Petroleum Corporation. He was a partner and associate with Holme Roberts & Owen, Attorneys at Law. Mr. Whiting received his Bachelor’s Degree in business from the University of Colorado and his J.D. from the University of Denver.

Our executive officers are elected by, and serve at the discretion of, our board of directors. Our certificate of incorporation and by-laws divide our board of directors into three classes. The directors serve staggered terms of three years, with the members of one class being elected in any year, as follows: (i) J.B. Ladd and Thomas L. Aller have been designated as Class I Directors and will serve until the 2004 annual meeting of stockholders, (ii) James E. Hoffman and Kenneth R. Whiting have been designated as Class II Directors and will serve until the 2005 annual meeting of stockholders, and (iii) Graydon D. Hubbard and James J. Volker have been designated as Class III Directors and will serve until the 2006 annual meeting of stockholders, and in each case until their respective successors are duly elected and qualified.

Our master separation agreement with Alliant Energy provides that, for so long as Alliant Energy owns at least 10% of our outstanding common stock, it will have the right to nominate the number of our directors equal to the percentage of our outstanding common stock it owns, rounded up to the nearest full number of directors. However, such number of directors must be at least one but less than a majority of our board of directors. See “Relationship with Alliant Energy Corporation.”

Board Committees

Our board of directors has established the following committees effective upon the closing of this offering: an audit committee, a compensation committee and a nominating and governance committee. Our board may establish other committees from time to time to facilitate our management.

The principal functions to be performed by the audit committee will be to assist the board in monitoring the integrity of our financial statements, the independent auditor’s qualifications and independence, the performance of our independent auditors and our compliance with legal and regulatory requirements. The audit committee will have the sole authority to retain and terminate our independent auditors and to approve the compensation paid to our independent auditors. The audit committee also will be responsible for overseeing our internal audit function. The audit committee will be comprised of independent directors, consisting of Messrs. Hubbard, Ladd and Whiting, with Mr. Hubbard acting as the chairman.

The principal functions of the compensation committee will be to administer our employee benefit plans (including incentive plans), annually evaluate salary grades and ranges, establish guidelines concerning average compensation increases, establish performance criteria for and evaluate the performance of the chief executive officer and approve compensation of all officers and directors. The compensation committee will be comprised of independent directors, consisting of Messrs. Hubbard, Ladd and Whiting, with Mr. Hubbard acting as the chairman.

The principal functions of the nominating and governance committee will be to recommend persons to be selected by the board as nominees for election as directors, recommend persons to be elected to fill any vacancies on the board, consider and recommend to the board qualifications for the office of director and policies concerning the term of office of directors and the composition of the board and consider and recommend to the board other actions relating to corporate governance. The nominating and governance committee will be comprised of independent directors, consisting of Messrs. Hubbard, Ladd and Whiting, with Mr. Whiting acting as the chairman.

Director Compensation

Directors who are employees of Whiting or Alliant Energy will receive no compensation for service as members of either the board of directors or board committees. Directors who are not employees of Whiting or Alliant Energy will be paid an annual retainer of $20,000 in cash and $30,000 in shares of restricted stock and a fee of $1,500 for each board of directors meeting attended. Members of the audit committee will receive an additional cash annual retainer of $2,500 ($12,000 for the chairman) and a fee of $1,500 for each audit committee meeting attended. Members of other board committees will receive an additional cash annual retainer of $1,000 ($5,000 for the chairman) and a fee of $1,000 for each such board committee meeting attended.

During the past fiscal year, we paid Mr. Whiting $2,000 per month and Mr. Ladd $500 per month for their service on our board of directors.

Compensation Committee Interlocks and Insider Participation

We will not have an active compensation committee of our board of directors until we name additional independent directors. As a result, our board of directors, including Messrs. Volker and Whiting, have been responsible for fixing the compensation to be paid to our executive officers. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Executive Officer Compensation

The following table sets forth information concerning the compensation paid by us to our chief executive officer and each of our four other most highly compensated executive officers for 2002.

Summary Compensation Table

	Annual Compensation		All Other Compensation($)(2)
Name and Principal Position	Salary($)	Bonus($)(1)
James J. Volker President and Chief Executive Officer	165,000	205,041	—

D. Sherwin Artus Senior Vice President	100,000	156,641	11,000

John R. Hazlett Vice President, Acquisitions and Land	112,050	114,941	11,000

Mark R. Williams Vice President, Exploration and Development	91,510	124,819	11,000

Patricia J. Miller Vice President of Human Resources and Corporate Secretary	96,228	114,630	11,000

(1)	Except for $54,788 paid to Mr. Volker as an incentive bonus, all amounts presented under the Bonus column were paid under our Production Participation Plan, described below.
(2)	The 2002 amounts consist of matching contributions by us under our 401(k) Employee Savings Plan.

Employee Benefit Plans

Production Participation Plan.    We have a production participation plan for all of our employees, which was established in 1981 to provide an incentive for employees to remain with and make significant contributions to our company. Each year, after reviewing management recommendations, our board of directors allocates on a discretionary basis (but does not legally convey) interests in oil and natural gas wells we acquired or developed during the year to the production participation plan. Once allocated to plan participants, the interests are fixed and generally vest ratably at 20% per year over five years. Forfeitures are re-allocated among other plan participants. Allocations prior to 1995 consisted of 2%-3% overriding royalty interests with respect to oil and natural gas wells allocated to the production participation plan. Allocations since 1995 have been 2%-5% of net income with respect to the oil and natural gas wells allocated to the production participation plan. Payments to participants under the production participation plan are made annually after year end and amounted to $4.1 million for 2001 and $3.6 million for 2002. We have estimated the total discounted obligations, including these amounts, as being $10.5 million as of December 31, 2001 and $11.7 million as of December 31, 2002. Plan expenses were approximately $2.8 million for 2000, $5.6 million for 2001 and $5.3 million for 2002.

Equity Incentive Plan.    On September 17, 2003, our board of directors adopted an equity incentive plan subject to the approval of Resources as our sole stockholder, which we expect to occur immediately following the share exchange but prior to the completion of this offering. The equity incentive plan is intended to promote continuity of management and to provide increased incentive and personal interest in our welfare by those key employees who are primarily responsible for shaping and carrying out our long-range plans and securing our continued growth and financial success. In addition, by encouraging stock ownership by directors who are not our employees, the equity incentive plan is intended to attract and retain qualified directors.

The equity incentive plan subcommittee of the compensation committee of our board of directors, currently consisting of Messrs. Hubbard and Ladd, will administer the equity incentive plan and will have the authority to select the key employees and non-employee directors to be participants in the equity incentive plan, to determine the types of awards to be granted to participants and the number of shares covered by such awards, to set the terms and conditions of such awards, to determine whether, to what extent and when awards may be settled in cash or shares, to determine whether, to what extent and when cash, shares and other awards may be deferred and to establish, amend or waive rules for the administration of the equity incentive plan.

Any key employee, including any executive officer or employee-director, of us or any affiliate of ours is eligible to be granted awards by the equity incentive plan subcommittee under the equity incentive plan. The equity incentive plan authorizes the equity incentive plan subcommittee to grant to key employees stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units. Our non-employee directors are only eligible to be granted non-qualified stock options, restricted stock or restricted stock units under the equity incentive plan.

The equity incentive plan provides that up to a total of 2,000,000 shares of common stock, subject to adjustment to reflect stock dividends and other capital changes, are available for granting of awards under the equity incentive plan. No participating key employee may be granted during any calendar year options for more than 300,000 shares, stock appreciation rights with respect to more than 300,000 shares, more than 150,000 shares of restricted stock, more than 150,000 restricted stock units, more than 150,000 performance shares nor more than 150,000 performance units.

The equity incentive plan prohibits the repricing of outstanding options without the approval of our stockholders.

We do not intend to grant any awards under the equity incentive plan in connection with this offering.

Change of Control Arrangements

In 2002, we adopted a phantom equity plan effective as of January 1, 2000. Each participant under the phantom equity plan may be granted phantom shares based on his or her role in and contribution to our performance over a specified period of time. Each grant of phantom shares is evidenced by a plan agreement which sets forth the specific terms and conditions applicable to such grant. The phantom shares vest ratably at 20% per year over five years.

If a triggering event occurs on or prior to December 31, 2010, then each participant’s phantom shares are valued according to a formula set forth in the phantom equity plan that is based on the value of our proved oil and natural gas reserves at the time of the triggering event and the participant is paid the value of his or her phantom shares either in cash or in Whiting Oil and Gas Corporation common stock. Prior to the completion of this offering, we intend to amend the phantom equity plan to provide that shares of Whiting Petroleum Corporation will be issued upon the occurrence of a triggering event. A subsidiary of Alliant Energy has guaranteed these payments if we fail to make them. If no triggering event occurs on or prior to December 31, 2010, then the phantom equity plan will terminate and no payments will be made to participants under the phantom equity plan. A “triggering event” under the phantom equity plan includes the acquisition of 20% or more of our stock, an initial public offering, our issuance of additional equity or debt convertible into equity representing more than 50% of the value of our company or the sale of more than 40% of our assets. The completion of this offering will constitute a triggering event. If this offering had been completed as of September 30, 2003, the number of shares issued pursuant to the phantom equity plan after withholding of shares by us for estimated taxes would have been 407,826.

Each of Messrs. Volker, Artus, Hazlett and Williams and Ms. Miller are participants in the phantom equity plan. If this offering had been completed as of September 30, 2003, then those officers would have received the following number of shares of our common stock under the phantom equity plan: Mr. Volker, 24,885 shares, Mr. Artus, 25,225 shares, Mr. Hazlett, 24,205 shares, Mr. Williams, 23,186 shares, and Ms. Miller, 15,709 shares.

STOCK OWNERSHIP OF MANAGEMENT AND SELLING STOCKHOLDER

Prior to this offering, Whiting Petroleum Corporation had no issued and outstanding shares of common stock. As part of the share exchange, Whiting Petroleum Corporation will issue to Resources 18,330,000 shares of its common stock, which will constitute all of its issued and outstanding common stock. The following table sets forth information regarding the beneficial ownership of Whiting Petroleum Corporation common stock immediately prior to the completion of this offering after giving effect to the share exchange and the issuance of shares of Whiting Petroleum Corporation common stock pursuant to the Phantom Equity Plan, and as adjusted to reflect the sale of common stock in this offering by Resources, a wholly-owned subsidiary of Alliant Energy, each of our directors and executive officers and all directors and executive officers as a group. Resources is the only stockholder that will own 5% or more of our outstanding shares of common stock following this offering. Unless otherwise indicated, the address for each of the persons below is in care of our principal executive offices.

Beneficial ownership is determined under the rules of the Securities and Exchange Commission. In general, these rules attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities and includes, among other things, securities that an individual has the right to acquire within 60 days. Unless otherwise indicated, the stockholders identified in the following table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage ownership calculations for any stockholder listed below are based on 18,737,826 shares of our common stock outstanding immediately prior to the completion of this offering, assuming the issuance of 407,826 shares issuable under our phantom equity plan to our employees in connection with this offering as if this offering had been completed as of September 30, 2003. See “Management—Change of Control Arrangements.”

	Shares of Common Stock Beneficially Owned Prior to this Offering		Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After this Offering
Name	Number	Percent		Number	Percent
Alliant Energy Corporation(1)(2)	18,330,000	97.8%	15,000,000	3,330,000	17.8%
James J. Volker(3)	24,885	*	—	24,885	*
D. Sherwin Artus(3)	25,225	*	—	25,225	*
John R. Hazlett(3)	24,205	*	—	24,205	*
Mark R. Williams(3)	23,186	*	—	23,186	*
Patricia J. Miller(3)	15,709	*	—	15,709	*
Thomas L. Aller(2)	—	—	—	—	—
James E. Hoffman(2)	—	—	—	—	—
Graydon D. Hubbard	—	—	—	—	—
J. B. Ladd	—	—	—	—	—
Kenneth R. Whiting	—	—	—	—	—
All directors and executive officers as a group (13 persons)(3)	180,727	1%	—	180,727	1%

*	Represents beneficial ownership of less than 1%.
(1)	Alliant Energy is the beneficial owner of the shares of common stock owned by its wholly-owned subsidiary, Resources.
(2)	The address for these persons is c/o Alliant Energy Corporation, 4902 North Biltmore Lane, Madison, Wisconsin 53718.
(3)	Ownership of common stock by our executive officers consists of shares to be issued to them under our Phantom Equity Plan. See “Management—Change of Control Arrangements.” The amounts in the table above are based on the number of shares such executive officers would have received if this offering had been completed as of September 30, 2003, based upon an assumed initial public offering price of $15.00, the midpoint of the offering range, after withholding of shares by us for estimated income taxes.

In addition, the selling stockholder has granted to the underwriters an option to purchase up to 2,250,000 additional shares of common stock to cover overallotments, if any, incurred in connection with this offering. If the option is exercised in full, then Alliant Energy, through Resources, will own 1,080,000 shares, or approximately 5.8% of our outstanding common stock, assuming the issuance of 407,826 shares issuable to our employees in connection with this offering pursuant to our phantom equity plan as if this offering had been completed as of September 30, 2003. See “Relationship with Alliant Energy Corporation” for a description of other material relationships between us and Alliant Energy. Alliant Energy currently intends to divest all of its remaining shares of our common stock, subject to market conditions. Alliant Energy and Resources have agreed, with exceptions, not to sell or transfer any of our common stock for 180 days after the date of this prospectus. See “Underwriting—No Sale of Similar Securities.”

RELATIONSHIP WITH ALLIANT ENERGY CORPORATION

In connection with this offering, we are entering into a series of agreements with Alliant Energy, including a master separation agreement, a tax separation and indemnification agreement and a registration rights agreement. We have set forth below a summary description of each such agreement. This summary description is not complete, and you should read the full text of all of these agreements, which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Master Separation Agreement

In connection with this offering, Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, Alliant Energy and Resources will enter into a master separation agreement. The master separation agreement provides for the share exchange and contains other provisions governing certain aspects of the relationship between us and Alliant Energy following the completion of this offering, as summarized below.

Share Exchange.    The master separation agreement provides that, immediately prior to the completion of this offering, Resources will transfer all of the outstanding stock of Whiting Oil and Gas Corporation to Whiting Petroleum Corporation in exchange for 18,330,000 shares of common stock of Whiting Petroleum Corporation, which will constitute all of its outstanding common stock, and a promissory note in the aggregate principal amount of $3.0 million. The promissory note will bear interest at a fixed rate equal to 5.0% per year and the entire unpaid balance, together with interest, will be due and payable two years following the completion of this offering.

Directors.    The master separation agreement provides that, for so long as Alliant Energy owns at least 10% of our outstanding common stock, it will have the right to nominate the number of our directors equal to the percentage of our outstanding common stock it owns, rounded up to the nearest full number of directors. However, such number of directors must be at least one.

Restrictions on Corporate Actions.    Under the master separation agreement, for so long as Alliant Energy owns at least 10% of our outstanding common stock, we must obtain Alliant Energy’s consent before we may take specified corporate actions, including issuing equity securities, declaring dividends, redeeming or repurchasing equity securities, merging or consolidating with another entity, amending our charter documents, taking or recommending to our stockholders actions limiting the rights of, or denying benefits to, any stockholder, adopting a stockholder rights plan or liquidating, dissolving or winding-up.

PUHCA Matters.    The master separation agreement provides that we may use up to $300 million of Alliant Energy’s remaining $399 million authority under its SEC order to make investments in “energy asset” investments. In addition, we and Alliant Energy have agreed to apply for an amendment to the SEC order that would provide us $800 million of our own authority to make investments in “energy assets,” provided that any such order will not materially affect Alliant Energy’s ability to continue to make limited investments in “energy assets.” As of September 30, 2003, we would have used $396 million of that $800 million authority and $404 million would still have been available. We and Alliant Energy have agreed that, to the extent available, we may seek an exemption from our being considered a “subsidiary company” of Alliant Energy for purposes of PUHCA. We have agreed that we will comply with PUHCA and all related applicable SEC rules and orders for so long as we remain a “subsidiary company” of Alliant Energy. See “Business and Properties—Regulation—Public Utility Holding Company Act of 1935.”

Phantom Equity Plan.    The master separation agreement provides that we will be responsible for withholding from payments to participants under our phantom equity plan all amounts required by law. Alliant Energy has agreed to make a capital contribution to Whiting Oil and Gas Corporation equal to the aggregate amount of the tax withholding payments to be made to the IRS or other appropriate governmental agency pursuant to the tax separation and indemnification agreement. See “Management—Change of Control Arrangements.”

Indemnification.    Alliant Energy has agreed to indemnify us for any liabilities related to this offering the substance of which is based solely on the information provided by Alliant Energy about Alliant Energy contained in the “Stock Ownership of Management and Selling Stockholder” and “Relationship with Alliant Energy Corporation” sections of this prospectus and for any liability resulting from the breach of any representation or covenant by Alliant Energy set forth in the master separation agreement, the registration rights agreement or the tax separation and indemnification agreement. We have agreed to indemnify Alliant Energy for any other liabilities relating to this offering with respect to the registration statement of which this prospectus is a part, and for all past, present and future liabilities associated with our business and operations (other than certain liabilities specified in the master separation agreement) and for any liability resulting from the breach of any representation or covenant by us set forth in the master separation agreement, the registration rights agreement or the tax separation and indemnification agreement. In addition, we, Alliant Energy and the selling stockholder have agreed to jointly and severally indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See “Underwriting.”

Expenses of Initial Public Offering.    Alliant Energy will pay all underwriting discounts and commissions applicable to the sale of its shares of our common stock. Alliant Energy will also pay other expenses relating to the sale of its shares of our common stock and the registration of the offering of those shares with the SEC, including the SEC registration fee, the NASD filing fee, printing costs, legal fees and accounting fees. However, we will be responsible for all of such legal, accounting or advisory fees that relate to our ongoing business and for which we requested such services.

Tax Separation and Indemnification Agreement

Presently, Whiting Oil and Gas Corporation and its subsidiaries are members of the Alliant Energy consolidated tax group and are included in the consolidated federal income tax return filed by Alliant Energy, as well as various consolidated or combined state, local and foreign tax returns filed by Alliant Energy. As a result of the share exchange and the completion of this offering, Whiting Oil and Gas Corporation and its subsidiaries will cease to be members of the Alliant Energy consolidated tax group and will become members of our consolidated tax group and will be included in the consolidated federal and certain other consolidated or combined state, local and foreign income tax returns filed by us. In addition, following the offering, we will be responsible for the preparation and filing of all other tax returns for Whiting Oil and Gas Corporation and its subsidiaries after the closing date of the offering and for the payment of all taxes due with respect to such returns.

In connection with this offering, Whiting Petroleum Corporation, Whiting Oil and Gas Corporation and its subsidiaries, Alliant Energy and Resources will enter into a tax separation and indemnification agreement. Alliant Energy will be responsible for, or entitled to, all U.S. federal and various consolidated or combined state, local and foreign income taxes or refunds with respect to the Alliant Energy consolidated tax group, which includes Whiting Oil and Gas Corporation and its subsidiaries, for all periods ending on, or prior to or including the date of the completion of this offering. Pursuant to this agreement and a pre-existing tax allocation agreement, we will be obligated to reimburse Resources for all taxes paid by Alliant Energy with respect to Whiting Oil and Gas Corporation and its subsidiaries for all periods (and Resources will refund to us a portion of any reduction in taxes paid or refunds received by Alliant Energy) due to the inclusion of Whiting Oil and Gas Corporation and its subsidiaries in any Alliant Energy federal and various consolidated or combined state, local and foreign income tax returns. The parties’ payment obligations in this regard generally will be determined without regard to any taxes payable, or tax deductions accelerated, as a result of the Section 338 (h)(10) election described below. In addition, under the tax separation and indemnification agreement, Resources will refund to us certain amounts relating to Section 29 tax credits attributable to Whiting Oil and Gas Corporation or its subsidiaries from 2002 whenever such credits generate a tax benefit to Alliant Energy.

In connection with the share exchange, we and Alliant Energy will make elections under Section 338(h)(10) of the Internal Revenue Code (and corresponding provisions under state, local and foreign law) for Whiting Oil and Gas Corporation and its subsidiaries, with the effect that the tax basis of the assets of Whiting

Oil and Gas Corporation and its subsidiaries will be increased to the deemed purchase price of their assets, and an amount equal to such increase will be included in income in the consolidated federal income tax return filed by Alliant Energy. We expect that this additional basis will result in increased future income tax deductions and, accordingly, reduced income taxes payable by us. Pursuant to the tax separation and indemnification agreement, we will pay Alliant Energy 90% of any tax benefits realized by us annually, plus interest thereon from the corporate estimated tax payment due dates for the years ending on or prior to December 31, 2013. Such tax benefits will generally be calculated by comparing our actual taxes to the taxes that would have been owed by us had the increase in basis not occurred. In 2014, we will be obligated to pay Resources the present value of the remaining tax benefits assuming all such tax benefits will be realized in future years. In the event any taxing authority successfully challenges any deductions reflected in a tax benefit payment to Resources, Resources will reimburse us for 90% of the loss of the tax benefit and any related interest imposed upon us. The net tax benefit payments to Resources will be treated, in part, as additional deemed purchase price for the assets of Whiting Oil and Gas Corporation and, in part, as interest. As a result, such tax benefit payments may themselves give rise to further tax benefit payments but otherwise should have no material effect on our earnings or cash flows, which should not be materially less than they would have been in the absence of the tax separation and indemnification agreement and additional tax basis.

The tax separation and indemnification agreement provides that the tax benefit calculation for any period ending after the completion of the offering will not be less than the tax benefit calculated without giving effect to any items of income, expense, loss, deduction, credit or related carryovers or carrybacks from businesses conducted by us or relating to our assets and liabilities other than those businesses conducted by us and those assets and liabilities existing immediately prior to the completion of the offering. The tax separation and indemnification agreement contains provisions designed to ensure that any sales of assets by us outside the ordinary course of business will not reduce the amount otherwise payable to Alliant Energy under the tax separation and indemnification agreement.

Registration Rights Agreement

Also in connection with this offering, Whiting Petroleum Corporation, Alliant Energy and Resources will enter into a registration rights agreement. The registration rights agreement provides that, at any time until the third anniversary of the completion of this offering, Alliant Energy will have the right to demand three registrations of its shares of our common stock. We have agreed to use our best efforts to file a registration statement with the SEC within 45 days of receipt of a request to do so and use our best efforts to cause such registrations statement to become effective as soon as possible. If our board of directors determines in good faith that a registration statement would cause us to disclose material nonpublic information that would be materially detrimental to us or that would materially interfere with any material financing, acquisition, corporate reorganization or merger or other transaction involving us, then we may postpone filing a registration statement for up to 45 days once in a twelve month period. The registration rights agreement also provides that, until the third anniversary of the completion of this offering, Alliant Energy will have the right to participate in any registration of shares of common stock by us, subject to customary limitations. All expenses payable in connection with such registrations will be paid by us, except that Alliant Energy will pay all underwriting discounts and commissions applicable to the sale of its shares of our common stock and the fees and expenses of its separate advisors and legal counsel.

Other Relationships and Transactions

In 1994, we acquired a 6% working interest in the Point Arguello complex, consisting of working interests in the Point Arguello Unit located in federal waters offshore Santa Barbara County, California. Our wholly-owned subsidiary, Whiting Programs, Inc., became a partner in certain partnerships which owned onshore facilities that served the offshore unit. Resources has guaranteed the obligations of Whiting Programs, Inc. under the partnership agreements governing those partnerships. This guarantee will survive the divestiture of us by Resources.

As of December 31, 2002, we had borrowed a total of $80.5 million from Alliant Energy under a note that bore interest at 4.4% during 2002. We incurred approximately $10.5 million in interest expense related to this note during the year ended December 31, 2002. On March 31, 2003, Alliant Energy converted the outstanding balance of this note into our equity.

Any services that Alliant Energy (through its service company Alliant Energy Corporate Services, Inc.) provides to us after the completion of this offering will be provided pursuant to a services agreement that governs the provision of services by Alliant Energy to its non-utility subsidiaries. The services agreement provides that any such services will be provided at cost. We are not required to use any services provided by Alliant Energy under the services agreement and we do not expect to use a material amount of services provided by Alliant Energy after the completion of this offering.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Whiting Petroleum Corporation will consist of 75,000,000 shares of common stock, $0.001 par value per share and 5,000,000 shares of preferred stock, $0.001 par value per share.

The following summary of the capital stock and certificate of incorporation and by-laws of Whiting Petroleum Corporation does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and by-laws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

There will be 18,737,826 shares of common stock outstanding after giving effect to the sale of common stock by the selling stockholder in this offering, assuming the issuance of 407,826 shares issuable to our employees in connection with this offering pursuant to our phantom equity plan as if this offering had been completed as of September 30, 2003. See “Management—Change of Control Arrangements.”

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to designate and issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of our company.

We have no present plans to issue any shares of preferred stock.

Delaware Anti-Takeover Law and Charter and By-law Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an

“interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or the transaction by which the person became an interested stockholder is approved by the corporation’s board of directors and/or stockholders in a prescribed manner or the person owns at least 85% of the corporation’s outstanding voting stock after giving effect to the transaction in which the person became an interested stockholder. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. A Delaware corporation may “opt out” from the application of Section 203 through a provision in its certificate of incorporation or by-laws. We have not “opted out” from the application of Section 203.

Under our certificate of incorporation and by-laws, our board of directors is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. Any vacancies on the board of directors may be filled only by a majority vote of the remaining directors. Our certificate of incorporation and by-laws also provide that any director may be removed from office, but only for cause and only by the affirmative vote of the holders of at least 70% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors.

Our certificate of incorporation prohibits stockholders from taking action by written consent without a meeting and provides that meetings of stockholders may be called only by our chairman of the board, our president or a majority of our board of directors. Our by-laws further provide that nominations for the election of directors and advance notice of other action to be taken at meetings of stockholders must be given in the manner provided in our by-laws, which contain detailed notice requirements relating to nominations and other action.

The foregoing provisions of our certificate of incorporation and by-laws and the provisions of Section 203 of the Delaware General Corporation Law could have the effect of delaying, deferring or preventing a change of control of our company.

Liability and Indemnification of Officers and Directors

Our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of a director’s duty of loyalty to us or our stockholders, (2) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, or (4) for any transaction from which the director derives an improper personal benefit. Moreover, the provisions do not apply to claims against a director for violations of certain laws, including federal securities laws. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation of directors’ liability, then the liability of our directors shall automatically be limited to the fullest extent provided by law. Our certificate of incorporation and by-laws also contain provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. In addition, we may enter into indemnification agreements with our directors and officers. These provisions and agreements may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors and officers. We believe that these contractual agreements and the provisions in our certificate of incorporation and by-laws are necessary to attract and retain qualified persons as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, Inc.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of the offering, we will have outstanding 18,737,826 shares of our common stock, assuming the issuance of 407,826 shares issuable to our employees in connection with this offering pursuant to our phantom equity plan as if this offering had been completed as of September 30, 2003. See “Management—Change of Control Arrangements.” All of the 15,000,000 shares sold in the offering will be freely tradable without restriction by persons other than our “affiliates,” as that term is defined under Rule 144 under the Securities Act of 1933. Persons who may be deemed affiliates generally include individuals or entities that control, are controlled by or are under common control with us and may include our officers, directors and significant stockholders. The remaining 3,330,000 shares of common stock that will continue to be held by Alliant Energy after the offering will constitute “restricted securities” within the meaning of Rule 144 and may not be sold other than through registration under the Securities Act or pursuant to an exemption from registration. Alliant Energy currently intends to divest all of its remaining shares of our common stock, subject to market conditions. See “—Registration Rights of Alliant Energy.”

Prior to the offering, there has been no public trading market for our common stock. Sales of substantial amounts of common stock in the open market, or the perception that those sales could occur, could adversely affect prevailing market prices and could impair our ability to raise capital in the future through the sale of our equity securities.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner (other than an affiliate of ours) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding; or

•	the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner (other than an affiliate of ours) is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 144A under the Securities Act permits resales of restricted securities under certain conditions provided that the purchaser is a “qualified institutional buyer,” as defined therein, which generally refers to an institution with over $100 million invested in securities of issuers that are not affiliated with such institution. Rule 144A allows holders of restricted securities to sell their shares to those purchasers without regard to volume or any other restrictions.

Registration Rights of Alliant Energy

As described under “Relationship With Alliant Energy,” we have granted registration rights to Alliant Energy pursuant to a registration rights agreement under which Alliant Energy may require us to register with the SEC its remaining shares of our common stock for sale.

As discussed under the heading “Underwriting,” we, Alliant Energy, Resources and each of our directors and executive officers have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock (other than pursuant to employee stock incentive plans existing or contemplated on the date of this prospectus and for other specified purposes), for a period of 180 days after the date of this prospectus without the prior written consent of Merrill Lynch.

UNDERWRITING

The selling stockholder intends to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and A. G. Edwards & Sons, Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, Alliant Energy, the selling stockholder and the underwriters, the selling stockholder has agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling stockholder, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
A.G. Edwards & Sons, Inc.
Lehman Brothers Inc.
Petrie Parkman & Co., Inc.
Raymond James & Associates, Inc.
McDonald Investments Inc., a KeyCorp Company
Simmons & Company International
The Williams Capital Group, L.P.

Total	15,000,000

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We, Alliant Energy and the selling stockholder have agreed to jointly and severally indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities. These obligations are in addition to the contractual obligations between Alliant Energy and us. See “Relationship with Alliant Energy Corporation—Master Separation Agreement.”

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or part.

Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Website is not part of this prospectus.

Commissions and Discounts

The representatives have advised us and the selling stockholder that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholder. The information assumes either no exercise or full exercise by the underwriters of the overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholder	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $1,025,000 and are payable by Alliant Energy.

Overallotment Option

The selling stockholder has granted an option to the underwriters to purchase up to 2,250,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sale of Similar Securities

We and the selling stockholder, our executive officers and directors and participants in our Phantom Equity Plan have agreed, with exceptions, not to sell or transfer any of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch on behalf of the underwriters. Specifically, we and these other individuals have agreed not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition, including common stock received by such person pursuant to our Phantom Equity Plan. The restrictions described above do not apply to the sale of shares by the selling stockholder to the underwriters solely to cover overallotments in this offering or to our proposed issuance of our common stock under our Phantom Equity Plan.

New York Stock Exchange Listing

The shares have been approved for listing on the New York Sock Exchange under the symbol “WLL,” subject to official notice of issuance. In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners as required by that exchange.

Offering Price

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholder and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various other valuation measures of other companies engaged in activities similar to ours, including equity market value as a multiple of discretionary cash flow (defined as net income plus depreciation, depletion and amortization and deferred income tax expense), enterprise value (defined as equity value less cash plus indebtedness) as a multiple of (1) earnings before interest, taxes and depreciation, depletion and amortization, (2) proved reserves and (3) average daily production of oil and natural gas.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriter’s short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and with Alliant Energy. They have received customary fees and commissions for these transactions. In particular, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and McDonald Investments Inc. are lenders under Alliant Energy’s bank credit facilities.

LEGAL MATTERS

The validity of the shares of common stock issued in this offering will be passed upon for us by the law firm of Foley & Lardner. Welborn Sullivan Meck & Tooley, P.C. will pass on certain legal matters relating to Whiting Oil and Gas Corporation and Thelen Reid & Priest LLP will pass on certain legal matters relating to the Public Utility Holding Company Act of 1935 for us in connection with the offering. Certain legal matters in connection with this offering will be passed upon for the underwriters by the law firm of Vinson & Elkins L.L.P.

EXPERTS

The balance sheet of Whiting Petroleum Corporation as of September 30, 2003 included in this prospectus and elsewhere in the registration statement has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Whiting Oil and Gas Corporation as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 included in this prospectus and included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in Whiting Oil and Gas Corporation’s method of accounting for derivative contracts effective July 1, 2000), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The estimated reserve evaluations and related calculations of Cawley Gillespie & Associates, Inc., R. A. Lenser & Associates, Inc. and Ryder Scott Company, L.P., each independent petroleum engineering consultants, included and incorporated by reference in this prospectus have been included in reliance on the authority of said firms as experts in petroleum engineering.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC under the Securities Act a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other document are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information that is filed through the SEC’s EDGAR System. The web site can be accessed at http://www.sec.gov.

WHITING PETROLEUM CORPORATION

INDEX TO FINANCIAL STATEMENTS

Page
WHITING PETROLEUM CORPORATION:

Independent Auditors’ Report	F - 2

Balance Sheet, September 30, 2003	F - 3

Note to Consolidated Balance Sheet	F - 4

WHITING OIL AND GAS CORPORATION AND SUBSIDIARIES:

Independent Auditors’ Report	F - 5

Consolidated Balance Sheets, December 31, 2001 and 2002 and September 30, 2003 (unaudited)	F - 6

Consolidated Statements of Income, for the Years ended December 31, 2000, 2001, and 2002 and for the Nine-Month Periods ended September 30, 2002 and 2003 (unaudited)	F - 8

Consolidated Statements of Stockholders’ Equity, for the Years ended December 31, 2000, 2001, and 2002 and for the Nine-Month Period ended September 30, 2003 (unaudited)	F - 9

Consolidated Statements of Cash Flows, for the Years ended December 31, 2000, 2001, and 2002 and for the Nine-Month Periods ended September 30, 2002 and 2003 (unaudited)	F - 10

Notes to Consolidated Financial Statements	F - 11

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

Whiting Petroleum Corporation

We have audited the accompanying balance sheet of Whiting Petroleum Corporation (formerly Whiting Petroleum Holdings, Inc.) (the “Company”) as of September 30, 2003. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Whiting Petroleum Corporation as of September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

October 13, 2003

Denver, Colorado

WHITING PETROLEUM CORPORATION

BALANCE SHEET

SEPTEMBER 30, 2003

ASSETS

TOTAL	$—

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES	$—

STOCKHOLDERS’ EQUITY:
Preferred stock, $.001 par value, 5,000,000 shares authorized	—
Common stock, $.001 par value, 75,000,000 shares authorized no shares issued and outstanding

Total stockholders’ equity	—

TOTAL	$—

See accompanying note.

WHITING PETROLEUM CORPORATION

NOTE TO CONSOLIDATED BALANCE SHEET

September 30, 2003

1.    ORGANIZATION

Whiting Petroleum Corporation, formerly known as Whiting Petroleum Holdings, Inc. (the “Company”), was incorporated in the state of Delaware on July 18, 2003. The Company was formed for the sole purpose of becoming a holding company of Whiting Oil and Gas Corporation, formerly known as Whiting Petroleum Corporation (“Whiting”). Whiting is an oil and gas exploration and development company that is a wholly owned subsidiary of Alliant Energy Resources, Inc. (“Resources”). The Company is in the process of preparing an initial public offering of its stock (the “Offering”). Immediately prior to the Offering, Alliant Energy Resources, Inc. will transfer all of the outstanding stock of Whiting to the Company in exchange for common stock issued by the Company, which will constitute all of the Company’s outstanding stock, and a promissory note in the aggregate principal amount of $3.0 million. Alliant Energy Resources will then sell a portion of its stock of the Company in the Offering. Other than its formation, the Company has not conducted any activities.

The Company’s Board of Directors adopted the Whiting Petroleum Corporation 2003 Equity Incentive Plan (the “Plan”) on September 17, 2003, subject to the approval of Resources. Resources is expected to approve the Plan as the sole stockholder of the Company prior to the completion of this offering. 2,000,000 shares of the Company’s common stock have been reserved for issuance under the Plan. No participating employee may be granted options for more than 300,000 shares of common stock, stock appreciation rights with respect to more than 300,000 shares of common stock or more than 150,000 shares of restricted stock during any calendar year. The Plan prohibits the repricing of outstanding stock options without stockholder approval.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

Whiting Oil and Gas Corporation:

We have audited the accompanying consolidated balance sheets of Whiting Oil and Gas Corporation (formerly Whiting Petroleum Corporation) and Subsidiaries (the “Company”) (a wholly owned subsidiary of Alliant Energy Corporation) as of December 31, 2001 and 2002, and the related consolidated statements of income, stockholder’s equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company changed its method of accounting for derivative contracts effective July 1, 2000.

/s/ Deloitte & Touche LLP

Denver, Colorado

March 31, 2003

WHITING OIL AND GAS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2002 AND SEPTEMBER 30, 2003 (unaudited)

	December 31,		September 30, 2003
	2001	2002
			(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,016,978	$4,833,281	$42,507,627
Restricted cash	6,434,471	—	—
Accounts receivable trade	21,930,276	22,508,712	22,694,634
Accounts receivable Parent and affiliates	15,752	566,658	—
Income taxes receivable from Parent	3,769,788	7,594,738	3,041,893
Prepaid expenses and other	2,549,934	3,542,400	2,019,432

Total current assets	35,717,199	39,045,789	70,263,586

PROPERTY AND EQUIPMENT:
Oil and gas properties, successful efforts method:
Proved properties	391,380,798	553,902,227	601,366,802
Unproved properties	742,731	1,593,583	1,626,429
Furniture and fixtures	4,736,547	3,453,715	3,853,165

Total property and equipment	396,860,076	558,949,525	606,846,396

Less accumulated depreciation, depletion and amortization	(113,828,781)	(154,352,418)	(183,876,249)

Property and equipment—net	283,031,295	404,597,107	422,970,147

BANKS FEES AND OTHER	1,087,881	4,825,232	4,953,842
INCOME TAXES RECEIVABLE FROM PARENT—LONG TERM	—	—	4,349,068

TOTAL	$319,836,375	$448,468,128	$502,536,643

(Continued)

WHITING OIL AND GAS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2002 AND SEPTEMBER 30, 2003 (unaudited)

	December 31,		September 30, 2003
	2001	2002
			(unaudited)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$8,208,996	$8,474,201	$12,901,358
Due to affiliates	—	584,464	223,772
Oil and gas sales payable	1,096,520	903,392	1,444,471
Accrued employee benefits	4,562,855	4,258,922	4,105,675
Production taxes payable	1,779,646	2,137,338	2,831,554
Derivative liability	—	3,300,000	—

Total current liabilities	15,648,017	19,658,317	21,506,830

DEFERRED INCOME TAX LIABILITY	18,763,494	28,234,768	40,706,768

ABANDONMENT LIABILITY	4,000,000	4,232,112	22,623,971

PRODUCTION PARTICIPATION PLAN LIABILITY	6,367,829	8,053,286	7,753,286

NOTE PAYABLE TO PARENT	163,590,534	80,471,716	—

NOTE PAYABLE TO BANK	—	185,000,000	185,000,000

Total liabilities	208,369,874	325,650,199	277,590,855

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS’ EQUITY:
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000	1,000	1,000
Additional paid-in capital	47,873,961	53,236,779	134,168,247
Accumulated other comprehensive income (loss)	190,000	(1,550,000)	1,045,000
Retained earnings	63,401,540	71,130,150	89,731,541

Total stockholders’ equity	111,466,501	122,817,929	224,945,788

TOTAL	$319,836,375	$448,468,128	$502,536,643

(Concluded)

See notes to consolidated financial statements.

WHITING OIL AND GAS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001, AND 2002 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003 (unaudited)

	Years Ended December 31,			Nine-Month Periods Ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
REVENUES:
Oil and gas sales	$107,003,570	$125,285,548	$122,709,024	$84,399,189	$133,637,705
Gain (loss) on oil and gas hedging activities	(3,836,807)	2,266,360	(3,184,194)	(1,784,850)	(8,953,080)
Gain on sale of oil and gas properties	7,697,855	11,697,830	978,466	878,466	—
Interest income and other	92,913	205,165	8,642	1,723	179,990

Total	110,957,531	139,454,903	120,511,938	83,494,528	124,864,615

COSTS AND EXPENSES:
Lease operating	23,782,643	29,766,954	32,867,372	22,512,341	32,108,075
Production taxes	5,380,200	6,481,782	7,362,867	4,938,677	8,133,722
Depreciation, depletion and amortization	21,536,035	26,904,455	43,601,452	31,348,547	30,674,411
Exploration costs	1,084,637	793,450	1,811,300	1,223,787	1,015,374
General and administrative	6,264,235	10,938,686	11,980,084	9,045,960	9,522,358
Interest expense—Parent	7,548,608	10,232,833	10,536,881	7,934,175	1,207,164
Interest expense—banks	—	—	400,512	—	5,902,740

Total costs and expenses	65,596,358	85,118,160	108,560,468	77,003,487	88,563,844

INCOME BEFORE INCOME TAXES	45,361,173	54,336,743	11,951,470	6,491,041	36,300,771

INCOME TAX EXPENSE (BENEFIT):
Current	7,876,941	1,814,651	(6,408,414)	(2,185,000)	650,000
Deferred	3,822,898	11,278,799	10,631,274	4,570,954	13,144,000

Total income tax expense	11,699,839	13,093,450	4,222,860	2,385,954	13,794,000

INCOME FROM CONTINUING OPERATIONS	33,661,334	41,243,293	7,728,610	4,105,087	22,506,771

CUMULATIVE CHANGE IN ACCOUNTING PRINCIPLE	—	—	—	—	(3,905,380)

NET INCOME	$33,661,334	$41,243,293	$7,728,610	$4,105,087	$18,601,391

Basic and diluted earnings per share from continuing operations	$33,661	$41,243	$7,229	$4,105	$22,507
Cumulative effect of change in accounting principle	—	—	—	—	(3,905)

BASIC AND DILUTED NET INCOME PER COMMON SHARE	$33,661	$41,243	$7,229	$4,105	$18,601

WEIGHTED AVERAGE SHARES OUTSTANDING	1,000	1,000	1,000	1,000	1,000

See notes to consolidated financial statements.

WHITING OIL AND GAS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001, AND 2002 AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003

(unaudited)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity	Comprehensive Income
	Shares	Amount
BALANCES—January 1, 2000	1,000	$1,000	$47,698,856	$(11,503,087)	$—	$36,196,769	$—
Additional funds contributed by Parent	—	—	175,105	—	—	175,105	—
Net income	—	—	—	33,661,334	—	33,661,334	33,661,334
Unrealized net gain on marketable equity securities for sale	—	—	—	—	102,000	102,000	102,000
Adoption of SFAS 133	—	—	—	—	(1,385,000)	(1,385,000)	(1,385,000)
Reclass to earnings	—	—	—	—	1,298,111	1,298,111	1,298,111

BALANCES—December 31, 2000	1,000	1,000	47,873,961	22,158,247	15,111	70,048,319	$33,676,445

Net income	—	—	—	41,243,293	—	41,243,293	41,243,293
Unrealized net gain on marketable equity securities for sale	—	—	—	—	88,000	88,000	88,000
Reclass to earnings	—	—	—	—	86,889	86,889	86,889

BALANCES—December 31, 2001	1,000	1,000	47,873,961	63,401,540	190,000	111,466,501	$41,418,182

Tax contribution from Parent	—	—	5,362,818	—	—	5,362,818	—
Net income	—	—	—	7,728,610	—	7,728,610	7,728,610
Unrealized net gain on marketable equity securities for sale	—	—	—	—	240,000	240,000	240,000
Change in derivative instrument fair value	—	—	—	—	(1,980,000)	(1,980,000)	(1,980,000)

BALANCES—December 31, 2002	1,000	1,000	53,236,779	71,130,150	(1,550,000)	122,817,929	$5,988,610

Net income (unaudited)	—	—	—	18,601,391	—	18,601,391	18,601,391
Unrealized net gain on marketable equity securities for sale (unaudited)	—	—	—	—	450,000	450,000	450,000
Change in derivative instrument fair value (unaudited)	—	—	—	—	2,145,000	2,145,000	2,145,000
Conversion of note payable to Parent to equity (unaudited)	—	—	80,931,468	—	—	80,931,468	—

BALANCES—September 30, 2003 (unaudited)	1,000	$1,000	$134,168,247	$89,731,541	$1,045,000	$224,945,788	$21,196,391

See notes to consolidated financial statements.

WHITING OIL AND GAS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003 (unaudited)

	Years Ended December 31,			Nine-Month Periods Ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$33,661,334	$41,243,293	$7,728,610	$4,105,087	$18,601,391
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of oil and gas properties	(7,697,855)	(11,697,830)	(978,466)	(878,466)	—
Depletion, depreciation and amortization	21,536,035	35,901,185	43,601,452	31,348,547	30,674,411
Deferred income taxes	3,822,898	11,287,531	10,631,274	4,570,954	13,144,000
Amortization of bank fees	—	—	71,235	—	860,000
Cumulative change in accounting principle	—	—	—	—	3,905,380
Changes in assets and liabilities:
Accounts receivable	(14,195,720)	2,164,634	(1,129,342)	1,540,848	1,017,966
Income taxes receivable from/payable to Parent	(1,659,649)	(5,669,552)	1,537,868	(2,506,040)	203,777
Other assets	(2,080,042)	314,917	(1,229,817)	(856,714)	1,451,713
Abandonment liability	—	(8,996,730)	(47,888)	(43,538)	(127,997)
Production participation plan	318,460	1,472,827	1,685,457	1,685,457	(650,000)
Current liabilities	8,572,708	(3,671,546)	710,300	3,220,341	5,873,340

Net cash provided by operating activities	42,278,169	62,348,729	62,580,683	42,186,476	74,953,981

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(139,135,110)	(99,621,211)	(165,442,636)	(158,453,337)	(33,068,684)
Acquisition of partnership interests, net of cash received	—	—	—	—	(4,452,744)
Proceeds from sale of properties	29,467,462	19,569,839	1,533,838	1,433,838	—
Restricted cash	—	(6,434,471)	6,434,471	6,434,471	—

Net cash used in investing activities	(109,667,648)	(86,485,843)	(157,474,327)	(150,585,028)	(37,521,428)

CASH FLOWS FROM FINANCING ACTIVITIES:
Other advances (repayments) from Parent, net	62,949,944	23,868,509	(83,118,818)	110,141,903	459,752
Investment by Parent	175,105	—	—	—	—
Proceeds from bank loan	—	—	185,000,000	—	—
Debt issuance costs	—	—	(3,171,235)	—	(217,959)

Net cash provided by financing activities	63,125,049	23,868,509	98,709,947	110,141,903	241,793

NET CHANGE IN CASH AND CASH EQUIVALENTS	(4,264,430)	(268,605)	3,816,303	1,743,351	37,674,346
CASH AND CASH EQUIVALENTS:
Beginning of period	5,550,013	1,285,583	1,016,978	1,016,978	4,833,281

End of period	$1,285,583	$1,016,978	$4,833,281	$2,760,329	$42,507,627

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for (refunded) income taxes—Parent	$8,782,594	$8,586,087	$(7,946,281)	$321,041	$446,222

Cash paid for interest—Parent	$7,548,608	$10,232,833	$10,536,881	$7,934,175	$747,412

Cash paid for interest—bank	$—	$—	$329,277	$—	$4,978,740

NONCASH FINANCING ACTIVITIES:
Intercompany Debt converted to equity	—	—	—	—	$80,931,468

See notes to consolidated financial statements.

WHITING OIL AND GAS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001, AND 2002 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003 (unaudited)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations—Whiting Oil and Gas Corporation, formerly known as Whiting Petroleum Corporation (“Whiting” or the “Company”) is a Delaware corporation that is a wholly owned indirect subsidiary of Alliant Energy Corporation (“Alliant Energy” or the “Parent”), a holding company whose primary businesses are utility companies. Alliant Energy historically provided the Company with various cash management and other services. Whiting acquires, develops and explores for producing oil and gas properties primarily in the Gulf Coast/Persian Basin, Rocky Mountains, Michigan, and Mid-Continent regions of the United States.

Unaudited Periods—The financial information with respect to the nine months ended September 30, 2002 and 2003 is unaudited. In the opinion of management, such information contains all adjustments, consisting only of normal recurring accruals necessary for a fair presentation of the results for such period. The results of operations for interim periods are not necessarily indicative of the results of operations for the full fiscal year.

Basis of Presentation of Consolidated Financial Statements—The consolidated financial statements include the accounts of Whiting and its subsidiaries, all of which are wholly owned, together with its pro rata share of the assets, liabilities, revenue and expenses of limited partnerships in which Whiting is the sole general partner. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make significant estimates. These estimates are an integral part of the financial statements and actual results could differ from those estimates. Certain estimates associated with the carrying amount of oil and gas properties are particularly sensitive to changes in pricing, production rates and cost. A decline in the price of oil or gas or rate of production or increase in costs associated with the operations of oil and gas properties could adversely impact the economic value of the oil and gas properties.

Cash and Cash Equivalents—Cash equivalents consist of money market accounts. Investments which have an original maturity of three months or less are considered cash equivalents on the Statements of Cash Flows.

Restricted Cash—Restricted cash consisted of proceeds from a sales transaction involving properties of the Company. Proceeds from the sales transaction were placed in escrow with a third-party exchange holder to facilitate like-kind property exchanges. The restricted cash was reinvested in oil and gas properties during 2002.

Fair Value of Financial Instruments—The Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments. The related party debt and bank loan have a recorded value that approximates its fair value as both instruments have variable interest rates tied to current market rates. The Company’s derivative instruments and investment in available for sale securities are marked-to-market with changes in value being recorded in accumulated other comprehensive income.

Concentration of Credit Risk—Substantially all of the Company’s receivables are within the oil and gas industry, primarily from the sale of oil and gas products and billings to working interest owners. Although

WHITING OIL AND GAS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001, AND 2002 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003 (unaudited)

diversified within many companies, collectibility is dependent upon the general economic conditions of the industry. Most of the receivables are not collateralized and to date, the Company has had minimal bad debts.

Further, our natural gas futures and swap contracts also expose us to credit risk in the event of nonperformance by counterparties. Generally, these contracts are with major investment grade financial institutions and historically we have not experienced material credit losses. We believe that our credit risk related to the natural gas futures and swap contracts is no greater than the risk associated with primary contracts and that the elimination of price risk reduces volatility in our reported results of operations, financial position and cash flows from period to period and lowers our overall business risk; but, as a result of our hedging activities we may be exposed to greater credit risk in the future. No single purchaser of oil and gas accounted for 10% or more of total sales for the years ended December 31, 2000, 2001 or 2002.

At December 31, 2001 and 2002, the Company had recorded an allowance for doubtful accounts of $257,000 and $250,000, respectively.

Oil and Gas Producing Activities—The Company follows the successful efforts method of accounting for its oil and gas properties. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. If an exploratory well has not found proved reserves, the costs of drilling the well and other associated costs are charged to expense. The costs of development wells are capitalized whether productive or nonproductive.

Interest cost is capitalized as a component of property cost for exploration and development projects that require a period of time to be readied for their intended use. During 2000, 2001 and 2002, the Company capitalized interest cost of $0, $210,000 and $0, respectively.

Geological and geophysical costs on exploratory prospects and the costs of carrying and retaining unproved properties are expensed as incurred. An impairment is recorded for unproved properties if the capitalized costs are not considered to be realizable. Depletion, depreciation and amortization (“DD&A”) of capitalized costs of proved oil and gas properties is provided on a field-by-field basis using the units of production method based upon proved reserves. The computation of DD&A takes into consideration the anticipated proceeds from equipment salvage and the Company’s expected cost to abandon its well interests.

The Company assesses its proved oil and gas properties for impairment whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. The impairment test compares future net undiscounted cash flows on a field-by-field basis using escalated prices to the net recorded book cost at the end of each period. If the net capitalized cost exceeds net future cash flows, then the cost of the property is written down to “fair value,” which is determined using net discounted future cash flows from the producing property. Different pricing assumptions or discount rates could result in a different calculated impairment. During 2000, 2001 and 2002, the Company did not record any impairment charges for proved properties.

Gains and losses are recognized on sales of entire interests in proved and unproved properties. Sales of partial interests are generally treated as recoveries of costs.

WHITING OIL AND GAS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001, AND 2002 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003 (unaudited)

Other Property and Equipment—Other property and equipment are stated at cost and depreciated using the straight-line method over a period of four years. Maintenance and repair costs which do not extend the useful lives of the property and equipment are charged to expense as incurred. When other property and equipment is sold or retired, the related costs and accumulated depreciation are removed from the accounts.

As of December 31, 2001 and 2002, the balance of other property and equipment was $4.7 million and $3.5 million, respectively. Depreciation expense was approximately $268,000, $710,000 and $770,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

Bank Fees—Bank fees are being amortized to interest expense using the interest method over the life of the loan.

Reimbursed Overhead—The Company provides various administrative services to its partnerships and owners of certain oil and gas properties for which the Company receives overhead reimbursements. Amounts earned are included as a reduction to general and administrative expense and totaled $5,084,000, $5,276,000, and $5,505,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

Abandonment Liability—Management estimates the total abandonment liability associated with four offshore platforms and related onshore plants and equipment to be approximately $4.2 million, which has been accrued as of December 31, 2002. The company sold its interest in these properties in 1999 but retained its proportionate share of the ultimate abandonment costs. The amount of this liability was reduced from approximately $13.0 million at December 31, 2000 to $4.0 million at December 31, 2001 as a result of receiving a revised and more detailed dismantlement plan from the dismantlement operator and discounting the liability at 7%. The estimated dismantlement cash outflows were extended well into the future as a result of certain regulatory changes in California in 2001. This change in estimate was credited to depreciation, depletion, and amortization in the 2001 financial statements as the expense for the abandonment liability had been originally recorded as depreciation, depletion and amortization expense. The following reconciles depreciation, depletion and amortization:

For the Year Ended December 31, 2001
Depreciation, depletion and amortization, as reported	$26,904,455
Change in abandonment estimate	8,996,730

Total depreciation, depletion and amortization	$35,901,185

Revenue Recognition—The Company uses the sales method to record oil revenues whereby revenue is recognized based on the amount of oil sold to purchasers. The Company uses the entitlements method to record natural gas revenues whereby revenue is recognized for the Company’s share of natural gas produced, regardless of whether the Company has taken its share of the related revenue. In situations where gas imbalances occur, receivables are valued at current market value each reporting period, while liabilities are generally presented based on the price in effect when the imbalance occurred. As of December 31, 2001 and 2002, the Company was in an under produced imbalance position of approximately 344,000 Mcf and 411,000 Mcf for a receivable valued at approximately $949,000 and $1,800,000.

Derivative Instruments—Whiting is exposed to market risk in the pricing of its oil and gas production. Historically, prices received for oil and gas production have been volatile because of seasonal weather patterns,

WHITING OIL AND GAS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001, AND 2002 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003 (unaudited)

supply and demand factors, transportation availability and price, and general economic conditions. Worldwide political developments have historically also had an impact on oil and gas prices. Periodically, Whiting utilizes oil and gas swaps and forward contracts to mitigate the impact of oil and gas price fluctuations related to its sales of oil and gas. During the years 2001 and 2002, Whiting entered into a number of oil and gas swaps and forward contracts.

On July 1, 2000, Whiting adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended, (collectively “SFAS No. 133”). SFAS No. 133 generally requires that entities record derivative instruments at their fair value with corresponding changes in fair value reflected in current earnings. Qualifying instruments can achieve cash flow hedge accounting designation whereby the effective portion of the derivative instrument may be recorded as a component of other comprehensive income with recognition into income deferred until settlement of the instrument as originally scheduled.

Upon adoption of SFAS No. 133, the Company recorded a liability of $2,248,000 equal to the unrealized mark-to-market value of its derivative instruments with a corresponding cumulative effect adjustment to other comprehensive income (loss) of $1,385,000, net of the deferred tax effect of $863,000. During the period from July 1, 2000 to December 31, 2000, the Company reclassified from accumulated other comprehensive income (loss) $1,298,000 to earnings representing the periods the hedged item affected earnings as a result of settlements. The remaining $87,000 of losses included in other comprehensive income at December 31, 2000 was recognized into income as the hedges settled in 2001.

At December 31, 2001, Whiting did not have any commodity swaps or forward contracts outstanding. At December 31, 2002, Whiting had two crude oil and two natural gas contracts in place which were classified as cash flow hedges with a fair value of approximately $3.3 million. This amount was recorded as a liability with corresponding entries to accumulated comprehensive income and deferred income taxes.

At December 31, 2002, the Company had four commodity swaps or forward contracts outstanding with a fair market value unrealized loss of $3.3 million of which $1,980,000 was recorded as a component of accumulated other comprehensive loss and $1,320,000 was recorded as a reduction to the deferred tax liability.

For the years ended December 31, 2000, 2001, and 2002, Whiting recognized a loss of approximately $3.8 million, a gain of approximately $2.3 million, and a loss of $3.2 million from the settlement of derivative instruments, respectively.

Marketable Securities—Investments in marketable securities are classified as held-to-maturity, trading securities or available-for-sale. Trading and available-for-sale securities are recorded at estimated market value. Realized gains or losses for both classes of equity investments are determined on a specific identification basis and are included in income. Unrealized gains or losses of available-for-sale securities are excluded from earnings and reported in other comprehensive income.

As of December 31, 2001 and 2002, the Company had equity investments in publicly traded classified as available-for-sale with an original cost to the Company of $585,000 and a fair value of approximately $900,000 and $1.3 million, respectively. As of December 31, 2001, the Company recorded an unrealized holding gain of $315,000, of which $190,000 was recorded as a component of accumulated other comprehensive income

WHITING OIL AND GAS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001, AND 2002 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003 (unaudited)

and $125,000 was recorded as a deferred tax liability. As of December 31, 2002, the Company recorded an unrealized holding gain of $715,000, correspondingly $430,000 was recorded as a component of accumulated other comprehensive income and $285,000 was recorded as a deferred tax liability.

Income Taxes—The Company is included in the consolidated federal income tax return of Alliant Energy but is treated as a separate entity for income tax purposes in these financial statements. The Company provides deferred federal and state income taxes on all temporary differences between the book and tax basis of the Company’s assets and liabilities.

Earnings Per Share—Basic net income per common share of stock is calculated by dividing net income by the weighted average of common shares outstanding during each year. Diluted net income per common share of stock is calculated by dividing net income by the weighted average of common shares outstanding and other dilutive securities. There were no potentially dilutive securities of the Company outstanding for any of the periods presented.

Industry Segment and Geographic Information—The Company operates in one industry segment, which is the exploration, development and production of natural gas and crude oil, and all of the Company’s operations are conducted in the United States. Consequently, the Company currently reports as a single industry segment.

New Accounting Pronouncements—In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations,” which requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which discontinues the practice of amortizing goodwill and indefinite lived intangible assets and initiates an annual review for impairment. Intangible assets with a determinable useful life will continue to be amortized over that period. The Company did not change or reclassify contractual mineral rights included in oil and gas properties on the balance sheet upon adoption of SFAS No. 142. The Company believes the current accounting of such mineral rights as part of crude oil and natural gas properties is appropriate under the successful efforts method of accounting. However, there is an alternative view that reclassification of mineral rights to an intangible assets may be necessary. If a reclassification of contractual mineral rights acquired subsequent to July 1, 2001 from oil and gas properties to long term intangible assets is required, then the reclassified amount as of December 31, 2001 and 2002 and September 30, 2003 would be approximately $48.7 million, $161.2 million and $162.9 million, respectively. Management does not believe that the ultimate outcome of this issue will have a significant impact on the Company’s cash flows, results of operations or financial condition.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, “Amendment of FASB Statement No. 13, and Technical Corrections.” This Statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” This Statement also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers.” This Statement amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarifying meanings, or describe their applicability under changed conditions.

WHITING OIL AND GAS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2000, 2001, and 2002 and

For the nine-month periods ended September 30, 2002 and 2003 (Unaudited)

The provisions of this Statement shall be applied in fiscal years beginning after May 15, 2002. The adoption of this Statement had no impact on the financial statements.

In June 2002 the FASB issued SFAS No. 146, “Accounting for Costs Associates with Exit or Disposal Activities.” This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not believe that adoption of this Statement will have a material impact on the financial statements.

FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” was issued in November 2002, by the FASB. FIN 45 requires a guarantor to recognize a liability for the fair value of the obligation it assumes under certain guarantees. Additionally, FIN 45 requires a guarantor to disclose certain aspects of each guarantee, or each group of similar guarantees, including the nature of the guarantee, the maximum exposure under the guarantee, the current carrying amount of any liability for the guarantee, and any recourse provisions allowing the guarantor to recover from third parties any amounts paid under the guarantee. The disclosure provisions of FIN 45 are effective for financial statements for both interim and annual periods ending after December 15, 2002. The fair value measurement provisions of FIN 45 are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this Statement did not have a material impact on the financial statements. Under the disclosure provisions, the Company, as part of a 2002 purchase transaction, agreed to share with the seller 50% of the actual price received for certain crude oil production in excess of $19.00 per barrel. The agreement runs through December 31, 2009 and contains a 2% price escalation per year. As a result, the sharing amount at January 1, 2003 increased to 50% of the actual price received in excess of $19.38 per barrel. Approximately 40,000 net barrels of crude oil per month are subject to this sharing agreement. The terms of the agreement do not provide for a maximum amount to be paid. As of September 30, 2003, the Company has paid $2.5 million under this agreement and has accrued an additional $225,000 as currently payable.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. All companies with interests in variable interest entities created after January 31, 2003, shall apply the provisions of FIN 46 to those entities immediately. FIN 46 is effective for the first fiscal year or interim period beginning after December 15, 2003, for variable interest entities created before February 1, 2003. The Company does not believe the adoption of this Statement will have a material effect on its financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” to amend and clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The

WHITING OIL AND GAS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001, AND 2002 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003 (unaudited)

changes in this statement require that contracts with comparable characteristics be accounted for similarly to achieve more consistent reporting of contracts as either derivative or hybrid instruments. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and will be applied prospectively. The Company does not believe that adoption of this Statement will have a material impact on the financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” to classify certain financial instruments as liabilities in statements of financial position. The financial instruments are mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets, put options and forward purchase contracts, instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets, and obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not believe that adoption of this Statement will have a material impact on its financial statements.

2.    ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2003, the Company adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations.” This Statement generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. SFAS No. 143 requires the Company to recognize the fair value of asset retirement obligations in the financial statements by capitalizing that cost as a part of the cost of the related asset. In regards to the Company, this Statement applies directly to the plug and abandonment liabilities associated with the Company’s net working interest in well bores. The additional carrying amount is depleted over the estimated lives of the properties. The discounted liability is based on historical abandonment costs in specific areas and is accreted at the end of each accounting period through charges to accretion expense. The liability is discounted using a credit-adjusted risk-free rate of approximately 7%. If the obligation is settled for other than the carrying amount, then a gain or loss is recognized on settlement. Upon adoption of SFAS No. 143, the Company recorded an increase to its discounted abandonment liability of $16.4 million, increased proved property cost by $10.1 million and recognized a one-time cumulative effect charge of $3.9 million (net of a deferred tax benefit of $2.4 million).

The following table provides a reconciliation of the changes in the estimated asset retirement obligation from the amount recorded upon adoption of SFAS No. 143 on January 1, 2003 through September 30, 2003.

Nine Months Ended September 30, 2003
(unaudited)
Beginning asset retirement obligation	$20,689,560
Additional liability incurred	958,228
Accretion expense	1,104,180
Liabilities settled	(127,997)

Ending asset retirement obligation	$22,623,971

WHITING OIL AND GAS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001, AND 2002 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003 (unaudited)

During the nine months ended September 30, 2003, accretion expense was included in depreciation, depletion and amortization expense reported on the consolidated statement of income. No revisions have been made to the timing or the amount of the original estimate of undiscounted cash flows during 2003.

3.    INVESTMENT IN PARTNERSHIPS

The Company sponsors private oil and gas income and development limited partnerships. The partnership agreements generally provide for a capital contribution by the Company of 8% to 10% of total capital for a 13% to 17% interest in the net revenue of the partnerships. Additionally, Whiting is a general partner in various partnerships which own and operate transportation and gas processing facilities. As a general partner in these partnerships, Whiting may be liable to the extent any such partnerships incur liabilities in excess of the value of its assets. Whiting’s net share of partnership equity was $419,000 and $625,000 at December 31, 2001 and 2002.

4.    TRANSACTIONS WITH AFFILIATES

As a subsidiary of Alliant Energy, the Company is subject to regulation under the Public Utility Holding Company Act (“PUHCA”). PUHCA limits the Company’s ability to pay dividends, receive dividends from subsidiaries, and the Company’s ability to affiliate with other public utilities. Absent an exemption from the Securities and Exchange Commission, the amount of net business acquisitions of oil and natural gas production, gathering, processing, storage and transportation facilities, and associated facilities may be limited.

Alliant Energy has loaned the Company an aggregate of $163.6 million and $80.5 million as of December 31, 2001 and 2002, respectively. The note bears interest at a floating rate which ranged from 7.0% to 4.4% during 2001 and 2002, respectively. The Company incurred approximately $7.5 million, $10.2 million, and $10.5 million in interest expense related to this note during the years ended December 31, 2000, 2001 and 2002, respectively. On March 31, 2003, Alliant Energy converted its outstanding intercompany balance of $80,931,468 to equity of the Company.

The Company holds a 6% working interest in four federal offshore platforms and related onshore plant and equipment in California. Alliant Energy has guaranteed the Company’s obligation in the abandonment of these assets.

The Company provides general and administrative services to its partnerships for which the partnerships are billed monthly. Amounts so charged are based on flat rates provided for in each respective Partnership Agreement. The Company pays operating expenses for its partnerships for which it receives reimbursement. The Company may also advance funds to its partnerships for property development. The amounts due from/to affiliates represent the net amount of advances to partnerships for property development offset by proceeds on sales of property and cash receipts from the sale of oil and gas to be distributed to the partnerships.

During 2000 and 2001, certain of the Company’s gas production was sold, at prevailing market prices, through an affiliated company for approximately $77,400 and $80,500, respectively. Additionally, during 2000 and 2001 a marketing fee of $27,200 and $10,500, respectively, was paid to an affiliate.

WHITING OIL AND GAS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001, AND 2002 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003 (unaudited)

5.    BANK LOAN

On December 20, 2002, the Company entered into a $350 million credit agreement (the “Credit Agreement”) with Bank One, NA and Wachovia Bank, National Association. The Credit Agreement was participated out to an additional nine lenders subsequent to year end. At December 31, 2002, the borrowing base under the Credit Agreement was $200 million of which the Company had borrowed $185 million. The borrowing base is calculated as the collateral value of proved reserves and is subject to redetermination on May 1st and November 1st of each year. If the borrowing base is determined to be lower than the outstanding principal balance then drawn, the Company must immediately pay the difference. The Credit Agreement provides for interest only payments until December 20, 2005 when the entire amount borrowed is due. Interest accrues, at the Company’s option, at either (i) the a base rate plus a margin where the base rate is defined as the higher of (a) the federal funds rate plus 0.5% or (b) the prime rate; and the margin varies from 0.25% to 1.0% depending on the ratio of the amounts borrowed to the borrowing base, or (ii) at the LIBOR rate plus a margin where the margin varies from 1.5% to 2.25% depending on the ratio of the amounts borrowed to the borrowing base. At December 31, 2002, all amounts were borrowed under the LIBOR option at an all-in LIBOR rate of 3.6% through August 6, 2003. The Credit Agreement has covenants that restrict the payment of cash dividends, borrowings, sale of assets, loans to others, investments and merger activity without the prior consent of the lenders and requires the Company to maintain certain interest coverage and working capital ratios. The Company was in compliance with its bank covenants as of December 31, 2002. The Credit Agreement is secured by a first lien on substantially all assets of the Company.

6.    EMPLOYEE BENEFIT PLANS

The Company has a Production Participation Plan for all employees. On an annual basis, management and the Board of Directors allocate interests in oil and gas properties acquired or developed during the year to the plan on a discretionary basis. Once allocated, the interest (not legally conveyed) are fixed and plan participants generally vest ratably over five years. Forfeitures are re-allocated among other Plan participants. Allocations prior to 1995 consisted of 2% - 3% overriding royalty interests. Allocations since 1995 have been 2% - 5% net revenue interests.

Payments to participants of the plan are made annually in cash after year end and amounted to $4.1 million and $3.6 million for 2001 and 2002, respectively. The Company has estimated the total discounted obligations, including the amounts above, at December 31, 2001 and 2002 as being $10.5 million and $11.7 million, respectively. Plan expense for 2000, 2001 and 2002 was approximately $2.8 million, $5.6 million and $5.3 million, respectively.

The Company also has a phantom equity plan as an incentive to employees. The phantom equity plan award is calculated based on the growth of the Company’s proved oil and gas reserves before income taxes from January 1, 2000 to the date of a triggering event less increases in debt for the same period (the “Value Appreciation”). The Value Appreciation is multiplied by a sharing percentage of between 4% to 7%, as determined by the Board of Directors at the time of the triggering event. The award is paid in cash unless a public market exists for the Company’s stock in which case the award is paid in Company stock. A triggering event would include the sale of more than 40% percent of the Company’s assets or 20% or more of the Company’s stock.

WHITING OIL AND GAS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001, AND 2002 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003 (unaudited)

The Company also has a defined contribution retirement plan for all employees. The plan is funded by employee contributions and discretionary Company contributions. The Company’s contributions for 2000, 2001 and 2002 were approximately $228,000, $287,000 and $529,000, respectively. Employer contributions vest ratably at 20% per year over a five year period.

7.    COMMITMENTS AND CONTINGENCIES

The Company leases administrative office space under an operating lease arrangement through October 2005. Net rental expense for 2000, 2001, and 2002 amounted to approximately $526,000, $823,000 and $916,000, respectively. A summary of future minimum lease payments under this noncancellable-operating lease as of December 31, 2002 is as follows:

Year ending December 31,
2003	$1,043,000
2004	964,000
2005	822,000

Total	$2,829,000

The Company had a $2.5 million unused line of credit with a bank. Interest on the line of credit was prime plus one percent. The line of credit was cancelled in February 2003.

The Company is subject to litigation claims and governmental and regulatory controls arising in the ordinary course of business. It is the opinion of the Company’s management that all claims and litigation involving the Company are not likely to have a material adverse effect on its financial position or results of operations.

8.    INCOME TAXES

Deferred tax assets and liabilities are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years related to cumulative temporary differences between the tax bases of assets and liabilities and amounts reported in the Company’s balance sheet. The tax effect of the net change in the cumulative temporary differences during each period in the deferred tax assets and liability determines the periodic provision for deferred taxes.

The Company is included in the consolidated federal income tax return of Alliant and calculates its income tax expense on a separate return basis at Alliant Energy’s effective tax rate less any research or Section 29 tax credits generated by the Company. Current tax due under this calculation is paid to Alliant Energy, and current refunds are received from Alliant Energy. Accordingly, income taxes receivable at December 31, 2001 and 2002 were from Alliant Energy. Section 29 tax credits of $5,363,000 were generated in 2002 and will be utilized by Alliant Energy. However, on a stand-alone basis Whiting would be unable to use the credits. Under the Company’s tax separation and indemnification agreement with Alliant Energy, Whiting will be paid for the Section 29 credits which have been reported as a credit to additional paid-in capital.

WHITING OIL AND GAS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001, AND 2002 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003 (unaudited)

Income tax expense differed from amounts computed by applying the U.S. Federal income tax rate as follows:

	2000	2001	2002
Expected statutory tax expense at 35%	$15,877,000	$19,018,000	$4,183,000
Research and Section 29 tax credits	(5,245,000)	(6,575,000)	(178,000)
Excess percentage depletion	(129,000)	(268,000)	(82,000)
State tax expense, net of federal benefit	1,197,000	918,000	300,000

	$11,700,000	$13,093,000	$4,223,000

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to the net deferred tax liability result from the following components:

	2001	2002
Oil and gas properties	21,026,000	$32,290,000
Production participation plan	(2,388,000)	(3,020,000)
Available for sale securities	125,000	285,000
Derivative instruments	—	(1,320,000)

	$18,763,000	$28,235,000

9.    OIL AND GAS ACTIVITIES

The Company’s oil and gas activities are conducted entirely in the United States. Costs incurred in oil and gas producing activities are as follows:

	2000	2001	2002
Unproved property acquisition costs	$325,000	$105,000	$851,000
Proved property acquisition costs	125,868,000	66,024,000	140,708,000
Development costs	13,267,000	32,073,000	23,136,000
Exploration costs	1,085,000	793,000	1,811,000

Total	$140,545,000	$98,995,000	$166,506,000

Net capitalized costs related to the Company’s oil and gas producing activities are summarized as follows:

	2001	2002
Proven oil and gas properties	$391,381,000	$553,902,000
Unproven oil and gas properties	743,000	1,594,000
Accumulated depreciation, depletion and amortization	(110,809,000)	(152,596,000)

Oil and gas properties—net	$281,315,000	$402,900,000

WHITING OIL AND GAS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001, AND 2002 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003 (unaudited)

10.    DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

The estimate of proved reserves and related valuations were based upon the reports of Ryder Scott Company L.P., and Cawley, Gillespie & Associates, Inc., each independent petroleum and geological engineers, and the Company’s engineering staff, in accordance with the provisions of Statement of Financial Accounting Standards No. 69 (“SFAS No. 69”), “Disclosures about Oil and Gas Producing Activities.” The estimates of proved reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes and other factors.

The Company’s oil and gas reserves are attributable solely to properties within the United States. A summary of the Company’s changes in quantities of proved oil and gas reserves for the years ended December 31, 2000, 2001 and 2002, are as follows:

	Oil (Mbbls)	Gas (MMcf)
Balance—January 1, 2000	11,908	122,648
Extensions and discoveries	502	4,676
Sales of minerals in place	(1,071)	(8,782)
Purchases of minerals in place	11,865	45,785
Production	(1,561)	(16,905)
Revisions to previous estimates	(2,522)	10,099

Balance—December 31, 2000	19,121	157,521
Extensions and discoveries	1,086	9,320
Sales of minerals in place	(677)	(6,045)
Purchases of minerals in place	945	89,760
Production	(2,088)	(19,751)
Revisions to previous estimates	(3,582)	(3,284)

Balance—December 31, 2001	14,805	227,521
Extensions and discoveries	473	2,346
Sales of minerals in place		(953)
Purchases of minerals in place	15,244	58,381
Production	(2,319)	(21,366)
Revisions to previous estimates	1,255	(29,941)

Balance—December 31, 2002	29,458	235,988

Proved developed reserves:
December 31, 2000	14,934	134,443

December 31, 2001	11,046	136,817

December 31, 2002	23,784	167,618

As discussed in “Note 6—Employee Benefit Plans,” all of the Company’s employees participate in the Company’s production participation plan. The reserve disclosures above include oil and gas reserve volumes that have been allocated to the production participation plan. Once allocated to plan participants, the interests are

WHITING OIL AND GAS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001, AND 2002 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003 (unaudited)

fixed. Allocations prior to 1995 consisted of 2%–3% overriding royalty interest while allocations since 1995 have been 2%–5% of net income from the oil and gas production allocated to the plan.

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves and the changes in standardized measure of discounted future net cash flows relating to proved oil and gas reserves were prepared in accordance with the provisions of SFAS No. 69. Future cash inflows were computed by applying prices at year end to estimated future production. Future production and development costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at year end, based on yearend costs and assuming continuation of existing economic conditions.

Future income tax expenses are calculated by applying appropriate yearend tax rates to future pretax net cash flows relating to proved oil and gas reserves, less the tax basis of properties involved. Future income tax expenses give effect to permanent differences, tax credits and loss carryforwards relating to the proved oil and gas reserves. Future net cash flows are discounted at a rate of 10% annually to derive the standardized measure of discounted future net cash flows. This calculation procedure does not necessarily result in an estimate of the fair market value or the present value of the Company’s oil and gas properties.

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves are as follows:

	2000	2001	2002
	(in thousands)
Future cash flows	$1,912,498	$880,890	$1,854,886
Future production costs	(523,531)	(379,732)	(677,146)
Future development costs	(32,832)	(75,575)	(65,440)
Future income tax expense	(398,373)	(62,025)	(270,516)

Future net cash flows	957,762	363,558	841,784
10% annual discount for estimated timing of cash flows	(438,565)	(151,823)	(365,755)

Standardized measure of discounted future net cash flows	$519,197	$211,735	$476,029

Future cash flows as shown above were reported without consideration for the effects of hedging transactions outstanding at each period end. If the effects of hedging transactions were included in the computation, then future cash flows would have decreased by $1.3 million in 2002 and $0 in 2001 and 2000, respectively.

WHITING OIL AND GAS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001, AND 2002 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003 (unaudited)

The changes in the standardized measure of discounted future net cash flows relating to proved oil and gas reserves are as follows:

	2000	2001	2002
	(in thousands)
Beginning of year:	$150,935	$519,197	$211,735
Sale of oil and gas produced, net of production costs	(76,665)	(87,273)	(80,337)
Sales of minerals in place	(17,985)	(11,200)	(739)
Net changes in prices and production costs	359,422	(528,096)	212,191
Extensions, discoveries and improved recoveries	33,869	17,511	6,587
Development costs-net	4,378	(3,322)	(11,328)
Purchases of mineral in place	241,147	84,613	241,798
Revisions of previous quantity estimates	(9,643)	(16,205)	(36,164)
Net change in income taxes	(170,317)	183,051	(116,854)
Accretion of discount	18,972	73,516	24,786
Changes in production rates and other	(14,916)	(20,057)	24,354

End of year	$519,197	$211,735	$476,029

Average prices in effect at December 31, 2000, 2001 and 2002 used in determining future net revenues related to the standardized measure calculation are as follows:

	2000	2001	2002
Oil (per Bbl)	$24.04	$17.30	$28.21
Gas (per Mcf)	$9.18	$2.72	$4.39

11.    QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited financial data for each quarter for the years ended December 31, 2001 and 2002 and the nine-month period ended September 30, 2003 (in thousands except per share data):

	Three Months Ended
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Year ended December 31, 2001:
Oil and gas sales	$41,037	$32,363	$28,930	$22,956
Income before income tax	19,018	16,360	5,609	13,349
Net income	13,145	11,646	5,272	11,180
Basic net income per share	13,145	11,646	5,272	11,180

WHITING OIL AND GAS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001, AND 2002 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003 (unaudited)

	Three Months Ended
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Year ended December 31, 2002:
Oil and gas sales	$20,190	$29,552	$34,657	$38,310
Income (loss) before income tax	(2,977)	3,277	6,191	5,460
Net income (loss)	(1,822)	2,050	3,877	3,624
Basic net income (loss) per share	(1,822)	2,050	3,877	3,624

	Three Months Ended
	March 31, 2003	June 30, 2003	September 30, 2003
Nine-month period ended September 30, 2003:
Oil and gas sales	$49,483	$41,883	$42,272
Income before income tax	11,935	11,481	12,885
Net income	7,464	3,148	7,989

12.    SUBSEQUENT EVENT (UNAUDITED)

In June 2003, the Company purchased the limited partnership interests in Whiting-FBC Production Partnership, Ltd. and Whiting-High Street Production Partnership, Ltd. in which the Company was the general partner for $1,065,000 and $1,610,000. In July 2003, the Company purchased the limited partnership interests in Whiting-State Street Production Partnership, Ltd. in which the Company was the general partner for $1,790,000.

******

GLOSSARY OF OIL AND NATURAL GAS TERMS

“3-D seismic” Geophysical data that depict the subsurface strata in three dimensions. 3-D seismic typically provides a more detailed and accurate interpretation of the subsurface strata than 2-D, or two-dimensional, seismic.

“Bbl” One stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus in reference to oil and other liquid hydrocarbons.

“Bcf” One billion cubic feet of natural gas.

“Bcfe” One billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

“Boe” Barrels of oil equivalent, with six thousand cubic feet of natural gas being equivalent to one barrel of oil.

“completion” The installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

“horizontal re-entry well” a new well in which a pre-existing wellbore is used as the starting point of a new horizontal borehole. Drilling a horizontal re-entry well typically involves milling a hole in the casing of the pre-existing wellbore and drilling hundreds or thousands of feet from the pre-existing wellbore.

“Mbbls” One thousand barrels of oil or other liquid hydrocarbons.

“Mcf” One thousand cubic feet of natural gas.

“Mcf/d” One Mcf per day.

“Mcfe” One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

“MMbbls” Millions of barrels of oil or other liquids hydrocarbons.

“MMboe” One million barrels of oil equivalent.

“MMbtu” One million British Thermal Units.

“MMcf” One million cubic feet of natural gas.

“MMcf/d” One MMcf per day.

“MMcfe” One million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

“MMcfe/d” One MMcfe per day.

“PDNP” Proved developed nonproducing.

“PDP” Proved developed producing.

A-1

“plugging and abandonment” Refers to the sealing off of fluids in the strata penetrated by a well so that the fluids from one stratum will not escape into another or to the surface. Regulations of many states require plugging of abandoned wells.

“PUD” Proved undeveloped.

“pre-tax PV10%” The present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated lease operating expense, production taxes and future development costs, using price and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, or Federal income taxes and discounted using an annual discount rate of 10%.

“reservoir” A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

“working interest” The interest in an oil and natural gas property (normally a leasehold interest) that gives the owner the right to drill, produce and conduct operations on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

A-2

REPORT OF CAWLEY, GILLESPIE & ASSOCIATES, INC.,

INDEPENDENT PETROLEUM ENGINEERS

Cawley, Gillespie & Associates, Inc.

PETROLEUM CONSULTANTS

302 FORT WORTH CLUB BUILDING	1000 LOUISIANA
306 WEST SEVENTH STREET	SUITE 625
FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
(817) 336-2461	(713) 651-9944
FAX (817) 877-3728	FAX (713) 651-9980

October 7, 2003

Mr. Jay Farrar

Whiting Oil and Gas Corporation

1700 Broadway, Suite 2300

Denver, Colorado 80290-2300

Re:	Evaluation Summary
Whiting Oil and Gas Corporation Interests
Total Proved Reserves
Michigan & North Dakota Properties
As of September 30, 2003

Dear Mr. Farrar:

As requested, we are submitting our estimates of total proved reserves and forecasts of economics attributable to the interests in certain oil properties located in Michigan and North Dakota. This report includes results for an SEC pricing scenario. The results of this evaluation are presented in the accompanying tabulations, with a composite summary presented below:

		Proved Developed Producing	Proved Developed Behind Pipe	Proved Developed Shut-in	Proved Undeveloped	Total Proved
Net Reserves
Oil	- Mbbl	16,139.7	495.8	6.8	7,934.9	24,577.4
Gas	- MMcf	79,123.6	7,568.4	0.0	25,036.3	111,728.3
Revenue
Oil	- M$	424,436.9	13,743.9	177.8	206,538.0	644,896.8
Gas	- M$	356,853.8	37,281.8	0.0	116,674.4	510,810.2
Other	- M$	9,726.0	14,601.0	0.0	11,625.5	35,952.5

Severance Taxes	- M$	65,958.0	3,970.2	8.9	30,072.0	100,009.0
Ad Valorem Taxes	- M$	1,141.3	588.6	0.0	729.8	2,459.8
Operating Expenses	- M$	302,554.4	21,705.8	0.0	55,789.4	380,049.7
Other Deductions	- M$	0.0	0.0	0.0	0.0	0.0
Investments	- M$	597.5	2,377.0	18.4	34,350.8	37,343.6
Net Operating Income	- M$	420,765.5	36,985.3	150.6	213,896.0	671,797.3
Discounted @ 10%	- M$	232,225.5	27,388.4	109.8	119,869.2	379,592.8

The discounted cash flow value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

B-1

Mr. Jay Farrar

Whiting Oil and Gas Corporation

Michigan and North Dakota Properties

October 7,2003

Hydrocarbon Pricing

As requested for the SEC scenario, initial oil and gas prices were adjusted individually to WTI posted pricing at $26.00 per bbl and Houston Ship Channel pricing at $4.60 per MMBTU, as of September 30, 2003. Prices were not escalated in the SEC scenario. Oil price differentials, gas price differentials and heating values were applied as furnished by your office. Oil prices were also adjusted to reflect the Exxon price sharing agreement for certain Big Stick and North Elkhorn Ranch Unit properties for the duration of the agreement.

Expenses and Taxes

Lease operating expenses, investments, severance tax values, COPAS and Ad Valorem tax values were forecast as provided by your office. Lease operating expenses were not escalated.

Miscellaneous

An on-site field inspection of the properties has not been performed. The mechanical operation or conditions of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included.

The proved reserve classifications used conform to the criteria of the Securities and Exchange Commission (“SEC”). The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties in effect as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of preparation, and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by your office. Production data, gas prices, gas price differentials, expense data, tax values and ownership interests were also supplied by you and were accepted as furnished. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

This letter was prepared for the exclusive use of Whiting Oil and Gas Corporation. Third parties should not rely on it without the written consent of the above and Cawley, Gillespie & Associates, Inc. Our work papers and related data are available for inspection and review by authorized, interested parties.

Yours very truly,

Cawley, Gillespie & Associates, Inc.

/s/ Cawley, Gillespie & Associates, Inc.

B-2

REPORT OF R.A. LENSER & ASSOCIATES, INC.,

INDEPENDENT PETROLEUM ENGINEERS

October 6, 2003

Whiting Oil and Gas Corporation

Mile High Center

1700 Broadway, Suite 2300

Denver, CO 80290-2300

Attention:    Mr. Jay Farrar

                    Manager-Acquisitions and Engineering

Dear Mr. Farrar:

As requested, we have made an estimate of the reserves and future production and income attributable to certain leasehold interests of Whiting Oil and Gas Corporation (Whiting) as of September 30, 2003. This report is based on constant prices and costs as set forth in this letter. The subject properties are located in the state of Texas. The results of this study are summarized below:

WHITING PETROLEUM CORPORATION

Estimated Net Reserves and Income Data

Attributable to Certain Leasehold Interests

SEC Case

As of September 30, 2003

	Proved
	Developed
	Producing	Behind Pipe	Undeveloped	Total
Remaining Reserves
Oil/Condensate—MBbls	306	66	383	755
Gas—MMCF	18,825	2,238	28,392	49,456
Income Data
Future Gross Revenue	$99,069,464	$13,188,582	$143,110,752	$255,368,768
Deductions	30,154,228	2,278,429	60,391,290	92,823,945

Future Net Income	$68,915,240	$10,910,153	$82,719,448	$162,544,880
Discounted FNI @ 10%	$54,982,780	$7,924,027	$45,481,988	$108,388,792

From Landmark Graphics’ “Aries” (totals shown above may not add to the summary cash flow tables due to rounding).

Whiting Petroleum Corporation

October 6, 2003

The discounted future net income shown above is based on a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at six other discount rates, which are compounded monthly. These data are shown on each estimated projection of future production and income presented in a later section of this report and are summarized as follows:

Discount Rate Percent	Total Proved
15	$93,909,703
17	$89,213,562
20	$83,035,297
25	$74,527,359
30	$67,676,812
35	$62,038,855

These data are presented for your information and should not be construed as our estimate of fair market value.

Liquid Hydrocarbon Volumes are expressed in thousands of barrels (MBbls). A barrel is equivalent to 42 United States gallons. Gas Volumes are expressed in millions of standard cubic feet (MMCF) at the contract temperature and pressure base of the state of Texas.

Reserve Definitions

The proved reserves included herein conform to the definitions as set forth in the Securities and Exchange Commission’s Regulation S-X Part 210.4-10 (a) as clarified by various Commission Staff Accounting Bulletins and to the definitions endorsed by the Society of Petroleum Engineers (SPE) and the Society of Petroleum Evaluation Engineers (SPEE). Definitions of these reserves are included immediately following this letter.

Estimate of Reserves

Estimates of reserves were prepared by the use of geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods utilized in the analysis of each reservoir was tempered by experience in the area, stage of development, quality, completeness of basic data, and production history.

Where applicable, the volumetric method was employed for determining the original quantities of hydrocarbons in place. Where sufficient geological data was available, structural maps were prepared to delineate each reservoir and isopachous maps were constructed to determine reservoir volumes. Electrical logs, core analysis, and other available data were used to prepare these maps as well as to determine representative values for porosity and interstitial water saturation. Reserves based upon volumetric calculations or other methods such as analogy with offset wells are usually subject to greater revision than those based upon production and/or pressure performance data. Therefore, it may be necessary to revise these estimates up or down in the future as more reliable engineering data becomes available.

Whiting Petroleum Corporation

October 6, 2003

Reserves of depletion-type reservoirs or those whose performance disclosed reliable decline in production-rate trends or other diagnostic characteristics were estimated by the application of appropriate decline curves or other performance relationships. In the analysis of production decline curves, reserves were established only to a calculated economic limit.

Estimate of Future Producing Rates

Initial production rates were based on the current rates for those reservoirs now on production. If no production decline was established, a decline profile analogous to similar wells was used. If a decline trend was established, this trend was used as the basis for estimating future rates.

Product Prices

As requested, Whiting provided the product prices effective as of September 30, 2003 and these prices were used in this report. Differentials were applied to each individual property.

Liquid Prices

For this report a liquid hydrocarbon price of $26.00 per barrel was used. This price was held constant over the life of the reserves with no future price escalation. The resulting overall average price for liquid hydrocarbon reserves is $27.10. The liquid hydrocarbon reserves account for 8.0 percent of the total proved reserves.

Gas Prices

For this report a gas price of $4.60 per MMBTU was used. BTUs, shrinkage and transportation charges were applied to each individual property. This price was held constant over the life of the reserves with no future price escalation. The resulting overall average price for the gas reserves is $4.75 per MCF and account for 92.0 percent of the total proved reserves.

Income Data

The future gross revenue is determined before deduction of production and ad valorem taxes. Future net income is determined after deduction of the normal costs of operating the wells and recompletion and development costs. The operating, recompletion and development costs were held constant for the life of the reserves. The future net income is before the deduction for state and federal income taxes and has not been adjusted for outstanding loans which may exist. It does not include any adjustment for cash on hand or undistributed income.

The oneline summary presents the initial 8/8ths reserves, net reserves and income data for the subject properties by total reserve category and are found under the oneline summaries tab. Tables 1 through 4 are the Grand Summaries by reserve category and are found under the grand summaries tab of this report. Tables 5 through 28 presents the field summaries and individual leases in alphabetical order for Agua Dulce Field. Tables 29 through 49 presents the field summaries and individual leases in alphabetical order for Kawitt Field. Table 50 presents Sweet Home Field. Tables 51 through 53 presents the field summary and individual leases in alphabetical order for Three Rivers Field. Tables 54 through 86 presents the field summaries and individual leases in alphabetical order for Word North Field and Tables 87 through 98 presents the field summaries and individual leases in alphabetical order for Yoakum Field. These tables are found under their respective field tabs

Whiting Petroleum Corporation

October 6, 2003

in this report. Adjacent to each table, which represents our estimated projections for a particular property, is a production decline curve which graphically illustrates past hydrocarbon production history and our estimated projection of future production.

General

The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the actual sales volumes and the prices received from the reserves, along with the costs incurred in recovering such reserves, may vary from those assumptions included in this report. Also, estimates of reserves may increase or decrease as a result of future operations.

We are qualified to perform engineering evaluations and do not claim expertise in accounting or legal matters. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and therefore, our conclusions necessarily represent only our best informed professional judgments.

The titles to the properties have not been examined by R. A. Lenser and Associates, Inc. nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Whiting and were accepted as accurate. For the purposes of this report, a field inspection of the properties was not performed nor was the mechanical operation or condition of the wells and their related facilities examined. We have not investigated possible environmental liability related to the properties and; therefore, our estimates do not include any costs which may be incurred due to such possible liability.

We are independent petroleum engineers and geologists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering work sheets are maintained on file in our office and are available for review.

Very truly yours,

R. A. LENSER AND ASSOCIATES, INC.

/s/ Ronald A. Lenser

Ronald A. Lenser

Registered Professional Engineer

PE No. 30558

REPORT OF RYDER SCOTT COMPANY, L.P.,

INDEPENDENT PETROLEUM ENGINEERS

October 7, 2003

Whiting Oil and Gas Corporation

1700 Broadway, Suite 2300

Denver, Colorado 80290

Gentlemen:

At your request, Ryder Scott Company, L.P. (Ryder Scott) has prepared an estimate of the reserves, future production, and income attributable to certain leasehold interests of Whiting Oil and Gas Corporation as of September 30, 2003. The subject properties are located in the states of Alabama, Arkansas, Louisiana, New Mexico, Oklahoma and Texas. We have been assured that the income data were estimated using the Securities and Exchange Commission (SEC) requirements for future price and cost parameters.

The estimated reserves and future income amounts presented in this report are related to hydrocarbon prices. Hydrocarbon prices in effect at September 30, 2003 were used in the preparation of this report as required by SEC rules; however, actual future prices may vary significantly from September 30, 2003 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

SEC PARAMETERS

Estimated Net Reserves and Income Data

Certain Leasehold Interests of

Whiting Oil and Gas Corporation

As of September 30, 2003

	Proved
	Developed		Undeveloped	Total Proved
	Producing	Non-Producing
Net Remaining Reserves*
Oil/Condensate— Barrels	4,158,988	18,746	166,877	4,344,611
Gas—MMCF	15,981	1,617	434	18,032

Income Data*
Total Net Sales	$176,651,056	$7,939,057	$5,985,366	$190,575,456
Deductions	74,164,160	1,802,328	2,956,390	78,922,864

Future Net Cashflow(FNC)	$102,486,912	$6,136,728	$3,028,975	$111,652,640
Discounted FNC @ 10%	$62,821,292	$3,200,374	$1,722,592	$67,744,248

*	At Whiting Oil and Gas Corporation’s request, all economic evaluations were made using the Aries program, which is developed and licensed by Landmark Graphics Corporation (Landmark). Due to rounding anomalies, the total value for some of the data items may not be exactly the same as the sum of the components represented in that total.

Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

Whiting Oil and Gas Corporation

October 7, 2003

The deductions comprise the normal direct costs of operating the wells, production taxes, ad valorem taxes, recompletion costs and development costs. The future net cashflow is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. Any accumulated gas production imbalances that may exist were provided by Whiting Oil and Gas Corporation and accepted as represented without review. Liquid hydrocarbon reserves account for approximately 59 percent and gas reserves account for the remaining 41 percent of total future gross revenue from proved reserves.

The discounted future net cashflow shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net cashflow was discounted at four other discount rates which were also compounded monthly. These results are shown on each estimated projection of future production and income presented in a later section of this report and in summary form below.

Discounted Future Net Cashflow

As of September 30, 2003

Discount Rate Percent	Total Proved
15	$58,053,524
17	$55,079,568
20	$51,278,656
25	$46,229,884

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The definitions of proved reserves are included under the tab “Reserve Definitions” in this report.

Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled, and reserves assigned to the undeveloped portions of secondary or tertiary projects which we have been assured will definitely be developed.

Estimates of Reserves

In general, the reserves included herein were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such other methods were more appropriate in our opinion. The reserves estimated by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

Whiting Oil and Gas Corporation

October 7, 2003

The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

Future Production Rates

Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Whiting Oil and Gas Corporation.

The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

Hydrocarbon Prices

Whiting Oil and Gas Corporation furnished us with a West Texas Intermediate posted oil price of $26.00 per barrel and a Gulf Coast spot gas price of $4.60 per MMBTU in effect at September 30, 2003. The forecasts of future prices take into account SEC and Financial Accounting Standards Board (FASB) rules, current market prices, contract prices, and fixed and determinable price escalations where applicable.

In accordance with FASB Statement No. 69, September 30, 2003 market prices were determined using the daily oil price or daily gas sales price (“spot price”) adjusted for oilfield or gas gathering hub and wellhead price differences (e.g. grade, transportation, gravity, sulfur and BS&W) as appropriate. Also in accordance with SEC and FASB specifications, changes in market prices subsequent to September 30, 2003 were not considered in this report.

For hydrocarbon products sold under contract, the contract price including fixed and determinable escalations, exclusive of inflation adjustments, was used until expiration of the contract. Upon contract expiration, the price was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves.

The effects of derivative instruments designated as price hedges of oil and gas quantities are generally not reflected in our individual property evaluations.

Costs

Whiting Oil and Gas Corporation furnished us with the operating costs for the leases and wells in this report, and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. No deduction was made for indirect costs such as general administration and overhead

Whiting Oil and Gas Corporation

October 7, 2003

expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

Development costs were furnished to us by Whiting Oil and Gas Corporation and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. At the request of Whiting Oil and Gas Corporation, their estimate of zero abandonment costs after salvage value for onshore properties was used in this report. Ryder Scott has not performed a detailed study of the abandonment costs nor the salvage value and makes no warranty for Whiting Oil and Gas Corporation’s estimates.

Current costs were held constant throughout the life of the properties.

General

Ryder Scott performed the reserve analysis and generated the projection of future production presented in this report. At the request of Whiting Oil and Gas Corporation, the economic analyses were performed by Whiting Oil and Gas Corporations’ personnel using Landmark’s ARIES program. Where appropriate, Ryder Scott has confirmed that the input data used for scheduling production are correct. However, the internal calculations of the program were accepted without verification, and use of the results is subject to the Limitation of Liability established by the software purchase agreement between Ryder Scott and Landmark, which can be provided upon request. Further Ryder Scott does not accept any liability with respect to the program results beyond that accepted by Landmark. Therefore, in no event will Ryder Scott be liable for consequential, incidental, punitive or exemplary damages resulting from the use of the ARIES program.

The tables presented in this report are generated by ARIES and are located behind the “Appendix” tab. It should be noted that the values on the various tables do not always add to exactly the same values as shown on the summary tables. These very small differences are the result of internal rounding by the program.

Table A presents a one line summary of proved reserve and income data for each of the subject properties which are ranked according to their future net income discounted at 10 percent per year. Table B presents a one line summary of gross and net reserves and income data for each of the subject properties. Also included are tables which present estimated projection of production and income by years beginning September 30, 2003, by state, field, and lease or well.

While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

The estimates of reserves presented herein were based upon a detailed study of the properties in which Whiting Oil and Gas Corporation owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Whiting Oil and Gas Corporation has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by Whiting Oil and Gas Corporation were accepted without independent verification. The estimates presented in this report are based on data available through September, 2003

Whiting Oil and Gas Corporation

October 7, 2003

Whiting Oil and Gas Corporation has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans.

Neither Ryder Scott nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

This report was prepared for the exclusive use and sole benefit of Whiting Oil and Gas Corporation. The data, work papers, and maps used in this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.

/s/ Gary Krieger, P.E.

Gary Krieger, P.E.

Senior Vice President

Through and including             , 2003 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

15,000,000 Shares

Whiting Petroleum Corporation

Common Stock

P R O S P E C T U S

Merrill Lynch & Co.

A.G. Edwards & Sons, Inc.

Lehman Brothers

Petrie Parkman & Co.

Raymond James

McDonald Investments Inc.

Simmons & Company International

The Williams Capital Group, L.P.

            , 2003

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following is a list of estimated expenses in connection with the issuance and distribution of the securities being registered, with the exception of underwriting discounts and commissions:

SEC registration fee	$10,517
NASD filing fee	13,500
New York Stock Exchange listing fee	150,000
Printing costs	60,000
Legal fees and expenses	450,000
Accounting fees and expenses	300,000
Transfer agent fees	5,000
Blue sky fees and expenses	5,000
Miscellaneous	30,983

Total	$1,025,000

All of the above expenses except the SEC registration fee and NASD filing fee are estimates. All of the above expenses will be borne by Alliant Energy.

Item 14.	Indemnification of Directors and Officers.

Under the provisions of Section 145 of the Delaware General Corporation Law, the Registrant is required to indemnify any present or former officer or director against expenses arising out of legal proceedings in which the director or officer becomes involved by reason of being a director or officer if the director or officer is successful in the defense of such proceedings. Section 145 also provides that the Registrant may indemnify a director or officer in connection with a proceeding in which he is not successful in defending if it is determined that he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant or, in the case of a criminal action, if it is determined that he had no reasonable cause to believe his conduct was unlawful. Liabilities for which a director or officer may be indemnified include amounts paid in satisfaction of settlements, judgments, fines and other expenses (including attorneys’ fees incurred in connection with such proceedings). In a stockholder derivative action, no indemnification may be paid in respect of any claim, issue or matter as to which the director or officer has been adjudged to be liable to the Registrant (except for expenses allowed by a court).

The Registrant’s Amended and Restated Certificate of Incorporation provides for indemnification of directors and officers of the Registrant to the full extent permitted by applicable law. Under the provisions of the Registrant’s Amended and Restated By-laws, the Registrant is required to indemnify officers or directors to a greater extent than under the current provisions of Section 145 of the Delaware General Corporation Law. Except with respect to stockholder derivative actions, the By-law provisions generally state that the director or officer will be indemnified against expenses, amounts paid in settlement and judgments, fines, penalties and/or other amounts incurred with respect to any threatened, pending or completed proceeding, provided that (i) such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant, and (ii) with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

The foregoing standards also apply with respect to the indemnification of expenses incurred in a stockholder derivative suit. However, a director or officer may only be indemnified for settlement amounts or judgments incurred in a derivative suit to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

In accordance with the Delaware General Corporation Law, the Registrant’s Amended and Restated Certificate of Incorporation contains a provision to limit the personal liability of the directors of the Registrant for violations of their fiduciary duty. This provision eliminates each director’s liability to the Registrant or its stockholders, for monetary damages except (i) for breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of are, including any such actions involving gross negligence.

The Registrant maintains insurance policies that provide coverage to its directors and officers against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

(a)    Exhibits.  The exhibits listed in the accompanying Exhibit Index are filed (except where otherwise indicated) as part of this Registration Statement.

(b)    Financial Statement Schedules.

All schedules are omitted since the required information is not present, or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

Item 17.	Undertakings.

(a)    The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)    The undersigned Registrant hereby undertakes that:

(1)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on November 14, 2003.

WHITING PETROLEUM CORPORATION

By:	/s/ James J. Volker
James J. Volker
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James J. Volker	President and Chief Executive Officer and Director (Principal Executive Officer)	November 14, 2003
James J. Volker

/s/ James R. Casperson	Chief Financial Officer (Principal Financial Officer)	November 14, 2003
James R. Casperson

/s/ Michael J. Stevens	Controller and Treasurer (Principal Accounting Officer)	November 14, 2003
Michael J. Stevens

*	Director	November 14, 2003
Thomas L. Aller

*	Director	November 14, 2003
James E. Hoffman

*	Director	November 14, 2003
Graydon D. Hubbard

*	Director	November 14, 2003
J. B. Ladd

*	Director	November 14, 2003
Kenneth R. Whiting

*	By:	/s/ James J. Volker
James J. Volker Attorney-in-fact

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EXHIBIT INDEX

Exhibit Number	Document Description

(1)	Form of Purchase Agreement. ***

(3.1)	Amended and Restated Certificate of Incorporation of Whiting Petroleum Corporation. **

(3.2)	Amended and Restated By-laws of Whiting Petroleum Corporation. **

(4.1)	Specimen Common Stock Certificate. **

(4.2)	Credit Agreement, dated as of December 20, 2002, among Whiting Oil and Gas Corporation (f/k/a Whiting Petroleum Corporation), the financial institutions listed therein, Bank One, NA, as Administrative Agent, and Wachovia Bank, N.A., as Syndication Agent [Incorporated by reference to Exhibit 10.5 to Alliant Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-9894)].

(4.3)	First Amendment to Credit Agreement, effective as of January 7, 2003, among Whiting Oil and Gas Corporation (f/k/a Whiting Petroleum Corporation), Bank One, NA, as Administrative Agent, and the financial institutions party thereto [Incorporated by reference to Exhibit 10.5a to Alliant Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-9894)].

(4.4)	Second Amendment to Credit Agreement, effective as of June 30, 2003, among Whiting Oil and Gas Corporation (f/k/a Whiting Petroleum Corporation), Bank One, NA, as Administrative Agent, and the financial institutions party thereto. *

(4.5)	Form of Third Amendment to Credit Agreement, among Whiting Oil and Gas Corporation, Whiting Petroleum Corporation, Bank One, NA, as Administrative Agent, and the financial institutions party thereto. ***

(4.6)	Form of Guaranty by Whiting Petroleum Corporation in favor of Bank One, NA and each of the financial institutions listed in the Credit Agreement dated as of December 20, 2002. ***

(5)	Opinion of Foley & Lardner. ****

(10.1)	Form of Master Separation Agreement among Alliant Energy Corporation, Alliant Energy Resources, Inc., Whiting Petroleum Corporation and Whiting Oil and Gas Corporation. ***

(10.2)	Form of Registration Rights Agreement among Alliant Energy Corporation, Alliant Energy Resources, Inc. and Whiting Petroleum Corporation. **

(10.3)	Form of Tax Separation and Indemnification Agreement between Alliant Energy Corporation, Whiting Petroleum Corporation and Whiting Oil and Gas Corporation. ***

(10.4)	Service Agreement (Non-Utility Companies), dated May 22, 1998, among Alliant Industries, Inc. (n/k/a Alliant Energy Resources, Inc.), IPC Development Company, Inc. and Alliant Services Company, Inc. (n/k/a Alliant Energy Corporate Services, Inc.) [Incorporated by reference to Exhibit 10.2 to Alliant Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 1-9894)].

(10.5)	Whiting Oil and Gas Corporation (f/k/a Whiting Petroleum Corporation) Production Participation Plan. *

(10.6)	First Amendment to Whiting Oil and Gas Corporation (f/k/a Whiting Petroleum Corporation) Production Participation Plan. *

(10.7)	Second Amendment to Whiting Oil and Gas Corporation (f/k/a Whiting Petroleum Corporation) Production Participation Plan. *

(10.8)	Third Amendment to Whiting Oil and Gas Corporation (f/k/a Whiting Petroleum Corporation) Production Participation Plan. *

E-1

Exhibit Number	Document Description

(10.9)	Fourth Amendment to Whiting Oil and Gas Corporation (f/k/a Whiting Petroleum Corporation) Production Participation Plan. *

(10.10)	Whiting Oil and Gas Corporation Phantom Equity Plan, as amended and restated. ***

(10.11)	Whiting Petroleum Corporation 2003 Equity Incentive Plan. **

(21)	Subsidiaries of the Registrant. ***

(23.1)	Consent of Deloitte & Touche LLP.

(23.2)	Consent of Foley & Lardner (contained in Exhibit 5).

(23.3)	Consent of Cawley, Gillespie & Associates, Inc., Independent Petroleum Engineers.

(23.4)	Consent of R.A. Lenser & Associates, Inc., Independent Petroleum Engineers.

(23.5)	Consent of Ryder Scott Company, L.P., Independent Petroleum Engineers.

(24.1)	Powers of Attorney (contained on the signature page hereto). *

(24.2)	Power of Attorney for Graydon D. Hubbard. **

*	Previously filed with the initial filing of the Registration Statement on July 25, 2003.
**	Previously filed with Amendment No. 1 to the Registration Statement of September 19, 2003.
***	Previously filed with Amendment No. 2 to the Registration Statement on October 17, 2003.
****Previously	filed with Amendment No. 3 to the Registration Statement on November 4, 2003.

E-2